     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 1999.

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            WORLD COLOR PRESS, INC.
             (Exact name of Registrant as specified in its charter)
                         ------------------------------

                DELAWARE                                    2752                                   37-1167902
    (State or other jurisdiction of             (Primary Standard Industrial          (IRS Employer Identification Number)
     incorporation or organization)             Classification Code Number)

                            ------------------------

                     THE MILL                                    JENNIFER L. ADAMS, ESQ.
               340 PEMBERWICK ROAD                    VICE CHAIRMAN, CHIEF LEGAL AND ADMINISTRATIVE
           GREENWICH, CONNECTICUT 06831                                  OFFICER
                  (203) 532-4200                                      AND SECRETARY
                                                                         THE MILL
                                                                   340 PEMBERWICK ROAD
                                                               GREENWICH, CONNECTICUT 06831
                                                                      (203) 532-4200
   (Address, including zip code, and telephone        (Name, address, including zip code, telephone
              number, including area                              number, including area
code, of Registrant's principal executive office)              code, of agent for service)

                            ------------------------

                                   COPIES TO:
                            STEVEN DELLA ROCCA, ESQ.
                                LATHAM & WATKINS
                          885 THIRD AVENUE, SUITE 1000
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                            PROPOSED MAXIMUM       AMOUNT OF
                  TITLE OF EACH CLASS OF SECURITIES                       AMOUNT TO BE          OFFERING          REGISTRATION
                          TO BE REGISTERED                                 REGISTERED        PRICE PER UNIT         FEE (1)
8 3/8% Senior Subordinated Notes due 2008............................   $300,000,000.00         100.00%            $83,400.00

(1) The registration fee has been calculated in accordance with Rule 457(f) under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 THIS PROSPECTUS, DATED MARCH 8, 1999, IS SUBJECT TO COMPLETION AND AMENDMENT.

PROSPECTUS

                       OFFER TO EXCHANGE ALL OUTSTANDING
             8 3/8% UNREGISTERED SENIOR SUBORDINATED NOTES DUE 2008
                                      FOR
              8 3/8% REGISTERED SENIOR SUBORDINATED NOTES DUE 2008
                            WORLD COLOR PRESS, INC.

    We hereby offer, on the terms and conditions described in this prospectus, to exchange all of our outstanding unregistered 8 3/8% Senior Subordinated Notes due 2008 for our registered 8 3/8% Senior Subordinated Notes due 2008. The unregistered notes and registered notes are sometimes collectively referred to as the notes. The unregistered notes were issued on November 20, 1998 and, as of the date of this prospectus, an aggregate principal amount of $300.0 million is outstanding. The terms of the registered notes are identical to the terms of the unregistered notes except that the registered notes are registered under the Securities Act of 1933, as amended, and will not contain any legends restricting their transfer.


PLEASE CONSIDER THE FOLLOWING:           INFORMATION ABOUT THE NOTES:
-  You should carefully review the Risk  -  The notes will mature on November 15, 2008.
   Factors beginning on page 17 of this  -  We will pay interest on the notes semi-annually
   prospectus.                           on May 15 and November 15 of each year beginning
-  Our offer to exchange unregistered       May 15, 1999, at the rate of 8 3/8% per annum.
   notes for registered notes will be    -  We have the option to redeem all or a portion of
   open until 5:00 p.m., New York City   the notes at any time on or after November 15, 2003
   time, on             , 1999, unless      at the redemption prices set forth on page 52 of
   we extend the offer.                     this prospectus.
-  You should carefully review the       -  We also have the option to redeem up to 40% of
   procedures for tendering the          the original aggregate principal amount of the
   unregistered notes beginning on page     notes on or prior to November 15, 2001 with the
   45 of this prospectus. If you do not     net cash proceeds from a public equity offering.
   follow those procedures, we may not   -  If we sell certain assets, we must offer to
   exchange your unregistered notes for  repurchase the notes.
   registered notes.                     -  The notes are subordinated to all of our current
-  If you fail to tender your            senior indebtedness (other than trade payables) and
   unregistered notes, you will             future senior indebtedness (other than trade
   continue to hold unregistered notes.     payables) unless the terms of the indebtedness
   Your ability to transfer                 expressly provide otherwise. Please be advised
   unregistered notes after the offer       that, as of December 27, 1998 after giving pro
   could be adversely affected.             forma effect to the February notes offering
-  No public market currently exists        applying the proceeds as intended and after
   for the unregistered notes. We do        using the proceeds from the November offering to
   not intend to list the registered        redeem certain indebtedness, World Color had
   notes on any securities exchange         approximately $1,017.8 million of indebtedness
   and, therefore, no active public         and trade payables outstanding, of which
   market is anticipated.                   approximately $394.3 million of indebtedness was
                                            senior to the registered notes.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1999

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Where You Can Find More
  Information.....................     3
Incorporation of Certain Documents
  by Reference....................     3
Cautionary Statement Regarding
  Forward-Looking Statements......     4
Summary...........................     5
Risk Factors......................    17
Use of Proceeds...................    19
Capitalization....................    20
Selected Financial Data...........    21
Management's Discussion and
  Analysis
  of Financial Condition and
  Results
  of Operations...................    23

                                    PAGE
                                    ----
Business..........................    30
Management........................    37
Principal Stockholders............    39
Description of Certain
  Indebtedness....................    40
The Exchange Offer................    42
Description of Registered Notes...    50
Certain Federal Income Tax
  Considerations..................    80
Plan of Distribution..............    81
Legal Matters.....................    82
Experts...........................    82
Index to Financial Statements.....   F-1

                            ------------------------

    We are a Delaware corporation and have offices at The Mill, 340 Pemberwick Road, Greenwich, Connecticut 06831. Our telephone number is (203) 532-4200. In this prospectus the words "World Color," "Company," "we," "our," "ours," and "us" refer to World Color Press, Inc. and its subsidiaries.

                            ------------------------

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." In addition, our reports and proxy statements, and certain other information concerning World Color, can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE MATTERS WE DISCUSS IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS WE INCORPORATE HEREIN BY REFERENCE. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED OR INCORPORATED IN THIS PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. OUR AFFAIRS MAY HAVE CHANGED SINCE THE DATE OF THIS PROSPECTUS. WE CANNOT ASSURE YOU THAT THE INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS WE INCORPORATE HEREIN BY REFERENCE IS CORRECT AFTER THIS DATE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We are incorporating by reference the following documents, all of which we have filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, into and as a part of this prospectus:

        (i) our annual report on Form 10-K for the fiscal year ended December 28, 1997;

        (ii) the portions of our 1997 Annual Report to Stockholders that have been incorporated by reference into the 1997 10-K;

        (iii) the portions of our 1997 definitive Proxy Statement for our Annual Meeting of Stockholders dated March 27, 1998 that have been incorporated by reference into the 1997 10-K;

        (iv) our Quarterly Report on Form 10-Q for the quarter ended March 29, 1998;

        (v) our Quarterly Report on Form 10-Q for the quarter ended June 28,
            1998;

        (vi) our Quarterly Report on Form 10-Q for the quarter ended September 27, 1998;

        (vii) our Current Report on Form 8-K dated November 18, 1998; and

        (viii) our Current Report on Form 8-K dated February 23, 1999.

    Each document that we file pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this exchange offer will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to the Office of Investor Relations, World Color Press, Inc., The Mill, 340 Pemberwick Road, Greenwich, Connecticut 06831, telephone: (203) 532-4200.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document, or may be "incorporated by reference" to other documents we have filed with the Securities and Exchange Commission. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," or similar expressions used in this prospectus or incorporated herein.

    These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

    - our ability to pay interest and principal on a very large amount of debt;

    - changes in our customers' demands;

    - changes in raw material and equipment costs and availability;

    - seasonal changes in customer orders;

    - our ability, and the ability of our customers and vendors, to become Year 2000 compliant;

    - the competitive nature of the printing business;

    - our ability to acquire and successfully integrate new technologies; and

    - our ability to acquire and successfully integrate complementary businesses.

    Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such document.

    We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

                                    SUMMARY

    THE WORDS "WORLD COLOR," "COMPANY," "WE," "OUR," "OURS," AND "US" MEAN WORLD COLOR PRESS, INC. AND ALL OF OUR SUBSIDIARIES ON A CONSOLIDATED BASIS. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS EXCHANGE OFFER. IT IS LIKELY THAT THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED. ALL REFERENCES TO FISCAL YEARS ARE TO OUR FISCAL YEAR WHICH IS THE 52 OR 53-WEEK PERIOD ENDING ON THE LAST SUNDAY IN DECEMBER.

                                  THE COMPANY

    We are an industry leader in the management and distribution of print and digital information, with revenues of approximately $2.4 billion for the twelve months ended December 27, 1998. We are the second largest diversified commercial printer in the United States, providing digital prepress, press, binding, distribution and multi-media services to our customers in the commercial, magazine, catalog, direct mail, book and directory markets. Founded in 1903, we operate a national network of 52 production and distribution facilities and an extensive network of sales offices nationwide. Through selective acquisitions and internal expansion, we have strategically positioned ourselves as a full-service provider of high technology solutions for our customers' imaging, print and distribution needs.

    Since the appointment of a new management team in May 1991, we have significantly expanded our national presence as a leading, innovative commercial printer. We have achieved significant growth in sales, adjusted operating income (as defined herein) and net income, while also improving our operating margins. Over the past eight fiscal years, net sales and adjusted operating income grew at compound annual rates of 20.7% and 37.6%, respectively, and net income increased from a net loss of $58.7 million in 1991 to net income of $73.6 million for the year ended December 27, 1998. In addition, we have recorded six consecutive years of improvement in our adjusted operating income margins.

GROWTH STRATEGY

    We have increased stockholder value through emphasizing quality, diversification of our business mix, operational efficiencies and strategic growth. Specifically, our growth strategy is to:

    - further establish and strengthen our leadership positions in diverse and balanced businesses;

    - make strategic acquisitions and broaden the array of services we provide to our customers;

    - provide high quality services within a low cost operating structure; and

    - continue to increase efficiency and productivity.

    The key elements underlying this strategy are described below.

    ESTABLISH AND STRENGTHEN LEADERSHIP POSITIONS IN DIVERSE, BALANCED BUSINESSES. We continue to expand our services and geographic presence to meet our customers' full range of digital imaging, print, information management and distribution needs. We believe our broad array of high quality products and services, cost-effective distribution capabilities, advanced technologies and competitive pricing allow us to capture a larger share of our existing customers' business as well as attract new customers.

    STRATEGIC ACQUISITIONS. The fragmented printing industry continues to undergo significant consolidation due primarily to changing customer demand for a full range of sophisticated services and the high levels of capital investment necessary to meet this demand. Since the beginning of 1993, we have capitalized on the industry's consolidation opportunities by successfully consummating and integrating 22 acquisitions having an aggregate purchase price of approximately $1.3 billion (including assumed indebtedness). We have targeted our acquisitions to expand our services and geographic presence and to diversify our business mix by, among other things, targeting customers operating in new markets such as the direct mail and book markets. Our acquisitions have been accretive to our earnings because of, among other things, significant cost savings in the purchase of raw materials, the reduction of overhead costs and productivity gains captured by our ability to better absorb and manage available capacity at newly acquired facilities. We believe that our competitive and financial strengths and considerable experience in identifying, acquiring and integrating complementary businesses will continue to provide significant growth opportunities. While we continuously evaluate opportunities to make strategic acquisitions, at present we have no commitments or agreements with respect to any material acquisitions.

    LOW COST OPERATING STRUCTURE. We make a vigorous effort to optimize the management of our resources, and believe our ratio of selling, general and administrative expenses to net sales is among the lowest in our industry. We continually evaluate our business in order to keep our costs in line with current and anticipated revenues, as well as to identify opportunities for productivity improvement. For instance, most recently we initiated the "World 2000" project which involves a systematic evaluation of each cost element within our production facilities. We believe the project will improve business processes throughout our production cycle and enable us to generate greater efficiency from our existing capital. Our "one-company" operating structure has allowed us to maximize capacity utilization by balancing production across plants and to reduce costs by providing a central support organization for administrative services. In addition, our purchasing power enables us to acquire raw materials and equipment on more favorable terms than our smaller competitors, as well as to ensure the availability of raw materials in tight markets.

    TARGETED CAPITAL INVESTMENTS TO INCREASE EFFICIENCY AND PRODUCTIVITY. We have been at the forefront of technological advances and are committed to maintaining our position as an industry leader through strategic capital spending. We are a leader in the transition from conventional prepress to an all-digital workflow, providing a complete spectrum of film and digital preparation services. Since the beginning of 1993, we have invested approximately $520.8 million in equipment and plant expansions (exclusive of equipment obtained in acquisitions) to position ourselves for continued growth and productivity improvements. We believe that our significant size and financial strength allow us to invest in technologies that are not commercially viable for smaller or less well-capitalized competitors.

MARKETS AND CUSTOMERS

    As illustrated in the charts below, since the appointment of our current management team in 1991, we have diversified our business mix and expanded into serving customers in faster growth markets.

                                OUR BUSINESS MIX
                            PERCENTAGE OF NET SALES

                     1990                                                     PRO FORMA 1998*
--------------------------------------------------------  --------------------------------------------------------


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                       COMMERCIAL                                                   28%
COMMERCIAL10%Magazines       27%       Magazines        72%
Catalogs            23%                 Catalogs         4%
Direct Mail          9%              Directories        14%
Books                9%
Directories          4%

------------------------

* As used herein, "Pro Forma 1998" gives effect to the acquisitions of Magna Graphic, Inc. (January 1998), Century Graphics Corporation (February 1998), Dittler Brothers, Incorporated (March 1998), Acme Printing Company, Inc. (April 1998), Great Western Publishing, Inc. (December 1998) and Infiniti Graphics, Inc. (January 1999), as if each had occurred on the first day of fiscal 1998. The Pro Forma 1998 amounts are not necessarily indicative of the results that would have occurred had the acquisitions been consummated on the first day of fiscal 1998, or of our or the acquired companies' individual or combined future results.

    COMMERCIAL. We are a premier printer of virtually all of the different kinds of materials used by businesses to promote their goods and services to other businesses, investors and consumers. We print high quality specialty products, such as annual reports and automobile and travel brochures, for customers such as BMG, Columbia Pictures, Donna Karan/New York, Ford Motor, Guess?, Mercedes Benz, Outback Steakhouse, Pillsbury, Princess Cruises, Reebok and Tiffany. We are also a leading printer of product brochures, bill stuffers, informational marketing materials and other advertising supplements. Our customers in this area include ADVO, American Express Publishing, Grolier and Ziff-Davis. We also print freestanding inserts for customers such as News America and retail inserts for established national and regional retailers such as Albertson's, Best Buy, Home Depot, J.C. Penney, Rite-Aid, Staples, True Value and Wal-Mart. We are the second largest offset printer of retail advertising inserts in the United States. We are also an industry leader in three highly specialized areas: (1) complex personalized direct response materials; (2) unique and intricate consumer-involvement promotional materials such as scratch-off game pieces; and (3) airline guides and hotel directories. Our long-standing customers include leading players in the direct mail, fast food, soft drink and other consumer markets.

    MAGAZINES. We believe that we are the second largest printer of consumer magazines in the United States, printing over 2 billion magazines annually. We believe that our principal competitors in this category consist of three diversified printing companies. The magazines that we print are among the best-selling in their class and include such titles as AMERICAN WAY, CIGAR AFICIONADO, EBONY, ELLE, ENTERTAINMENT WEEKLY, ESPN MAGAZINE, FORBES, GOLF DIGEST, GOOD HOUSEKEEPING, MAXIM, MEN'S HEALTH, NATIONAL GEOGRAPHIC, NEWSWEEK, ROAD AND TRACK, SOAP OPERA WEEKLY, TEEN, TV GUIDE, VOGUE and WOMAN'S DAY. The popularity of these magazines makes them less susceptible to cyclical downturns in advertising spending, which we believe provides us with a significant advantage over competitors whose customers may be more susceptible to such downturns. A majority of our magazine printing is performed under contracts with remaining terms of between one and ten years, the largest of which are with customers with whom we have had relationships for, on average, more than 20 years. We have extended a majority of such contracts beyond their initial expiration dates and intend to continue this practice when economically practical.

    CATALOGS. We are a leading printer for the U.S. catalog market, and print approximately 3 billion catalogs annually. Our key competitors in this category consist of four diversified commercial printers whose facilities enable them to compete in the national market and smaller and local regional printers who compete for regional business. We currently print many of the most well known catalog titles, including Abercrombie & Fitch, Avon, Banana Republic, Blair, Chadwick's, Crate & Barrel, Frontgate, Hammacher Schlemmer, Pottery Barn, Sears, Starbucks, Victoria's Secret and Williams-Sonoma. In addition, our business-to-business catalog printing work spans a broad range of industries including the computer, home and office furniture, office products and industrial safety products industries. Our business-to-business customers include Global DirectMail and Reliable.

    DIRECT MAIL. Direct mail targeted marketing services are an important and growing component of many businesses' marketing programs and overall U.S. advertising expenditures. We print direct mail materials such as booklets, inserts, bill stuffers and other advertisements for customers including ADVO, Blair, Citicorp, DiscoverCard, Fleet, The Franklin Mint, Frito-Lay, National Geographic, New York Life, Publisher's Clearing House and Quaker Oats. Among the direct mail services provided are direct imaging, personalization and other lettershop services. We believe we are the only direct mail printer capable of providing complex personalization for both short and long-run projects.

    BOOKS. We print mass-market, racksize books for customers including Avon Books, Bantam Doubleday Dell, Kensington Publishing, Random House and St. Martin's Press/TOR. We also print hardcover books for the consumer, education and reference markets on behalf of many of the largest U.S. publishers. Our hardcover book customers include Grolier, Rand McNally, Random House, Reader's Digest, Rodale, Thomas Publishing and Time Warner.

    DIRECTORIES. We have printed directories since 1981 predominantly through our relationship with Pacific Bell. We print four-color white page and yellow page directories for Pacific Bell pursuant to a contract which extends through the year 2002 and which can be extended by Pacific Bell for up to an additional three years. We print more than 100 different regional directory titles for Pacific Bell and certain other customers. We print over 35 million directories annually.

RECENT DEVELOPMENTS

    NOVEMBER NOTES OFFERING. On November 20, 1998, we issued $300.0 million in aggregate principal amount of 8 3/8% Senior Subordinated Notes due 2008. The net proceeds from the issuance of these notes was approximately $291.7 million. We used $160.8 million of the net proceeds to redeem our 9 1/8% Senior Subordinated Notes due 2003. The remainder of the net proceeds were used to repay borrowings under our credit facility, all of which may be reborrowed for general corporate purposes.

    EXISTING NOTES REDEMPTION. On December 28, 1998, we redeemed all of the $150.0 million of outstanding principal amount of our existing 9 1/8% Senior Subordinated Notes due 2003. The cost of redeeming these notes was $160.8 million, including prepayment premium and accrued interest to the date of redemption. This early extinguishment of debt generated an extraordinary charge in the first quarter of fiscal 1999 of approximately $6.0 million net of tax.

    FEBRUARY NOTES OFFERING. On February 22, 1999, we issued $300.0 million in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2009. The net proceeds from the issuance of these notes was approximately $294.0 million. We used: (a) $35.0 million to permanently reduce certain facilities under our credit facility; (b) $224.8 million to reduce certain other facilities under our credit facility, all of which may be reborrowed to fund acquisitions and for other general corporate purposes; and (c) $34.2 million to fund acquisitions within 90 days, or, to the extent we do not use such funds, to permanently reduce certain facilities under our credit facility. Pending the use of such funds, we are investing the remaining funds in short term, liquid securities.

    RECENT RESULTS OF OPERATIONS. Our results for the quarter ended December 27, 1998 included an increase in net sales of 15.6% over the last quarter of fiscal 1997 to $624.0 million reflecting continued core business growth, the effects of the acquisitions we completed in fiscal 1998 and sales related to capital expansion. Operating income increased 21.5% over the last quarter of fiscal 1997 to $66.6 million. EBITDA (earnings before interest and securitization fees, taxes and depreciation and amortization) increased 19.1% to $102.5 million compared with $86.0 million in the fourth quarter of 1997. In addition, net income increased 22.1% over the last quarter of fiscal 1997 to $25.5 million. Diluted earnings per share increased 18.9% over the last quarter of fiscal 1997 to $0.63.

    Our results for the year ended December 27, 1998, included an increase in net sales of 19.0% over the prior year to $2.36 billion and an increase in operating income of 20.0% over the prior year to $214.2 million. EBITDA increased 14.4% to $355.0 million compared with $310.3 million for fiscal 1997. In addition, net income increased 28.6% from fiscal 1997 to $73.6 million, and diluted earnings per share increased 15.0% from fiscal 1997 to $1.84 for the year ended December 27, 1998.

    CHANGE IN ACCOUNTING PRINCIPLE. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. We will adopt this SOP in the first quarter of fiscal 1999. We estimate that the adoption of SOP 98-5 will result in the recognition of a charge to income of approximately $10.5 million, net of tax, as the cumulative effect of a change in accounting principle in the first quarter of fiscal 1999.

    1999 ACQUISITIONS. In December 1998, we purchased Great Western Publishing, Inc., establishing us as the second largest offset printer of retail advertising inserts in the United States. In January 1999, we purchased Infiniti Graphics, Inc., adding short-run capabilities to our existing northeastern commercial operations and strengthening our overall position in the northeastern commercial printing market.

                               THE EXCHANGE OFFER

SECURITIES TO BE EXCHANGED....  On November 20, 1998, we issued $300.0 million in aggregate principal amount of unregistered notes to the initial
                                purchasers in a transaction exempt from the registration
                                requirements of the Securities Act of 1933. The terms of the registered notes and the unregistered notes are
                                substantially identical in all material respects, except
                                that the registered notes will be freely transferable by the holders thereof except as otherwise provided herein. See
                                "Description of Registered Notes."

THE EXCHANGE OFFER............  $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of unregistered notes. As of
                                the date hereof, unregistered notes representing $300.0
                                million in aggregate principal amount are outstanding.

                                Based on interpretations by the staff of the Securities and
                                Exchange Commission, as set forth in no-action letters
                                issued to certain third parties unrelated to us, we believe that registered notes issued pursuant to the exchange offer in exchange for unregistered notes may be offered for
                                resale, resold or otherwise transferred by holders thereof
                                (other than any holder which is our "affiliate" within the meaning of Rule 405 promulgated under the Securities Act of
                                1933, or a broker-dealer who purchased unregistered notes
                                directly from us to resell pursuant to Rule 144A or any
                                other available exemption promulgated under the Securities
                                Act of 1933), without compliance with the registration and prospectus delivery requirements of the Securities Act of
                                1933; PROVIDED that such registered notes are acquired in
                                the ordinary course of such holders' business and such
                                holders have no arrangement with any person to engage in a distribution of such registered notes.

                                However, the Securities and Exchange Commission has not
                                considered the exchange offer in the context of a no-action letter and we cannot be sure that the staff of the
                                Securities and Exchange Commission would make a similar
                                determination with respect to the exchange offer as in such other circumstances. Furthermore, each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of such
                                registered notes and has no arrangement or understanding to participate in a distribution of registered notes. Each
                                broker-dealer that receives registered notes for its own
                                account pursuant to the exchange offer must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act of 1933 in connection with any resale of such registered notes. Broker-dealers who acquired
                                unregistered notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or
                                participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act of
                                1933 in order to resell the unregistered notes.

REGISTRATION RIGHTS
  AGREEMENT...................  We sold the unregistered notes on November 20, 1998 in a private placement in reliance on Section 4(2) of the
                                Securities Act of 1933. The unregistered notes were
                                immediately resold by the initial purchasers in reliance on
                                Rule 144A and Regulation S under the Securities Act of 1933.
                                In connection with the sale, we entered into a registration rights agreement with the initial purchasers of the
                                unregistered notes requiring us to make the exchange offer.
                                The registration rights agreement also provides that we must use our reasonable best efforts to (i) cause the
                                registration statement with respect to the exchange offer to be declared effective within 150 days of the date on which we issued the unregistered notes and (ii) consummate the
                                exchange offer on or before the 180th day following the date on which we issued the unregistered notes. See "The Exchange
                                Offer--Purpose and Effect."

EXPIRATION DATE...............  The exchange offer will expire at 5:00 p.m., New York City
                                time,               , 1999, or such later date and time to
                                which it is extended.

WITHDRAWAL....................  The tender of the unregistered notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00
                                p.m., New York City time, on               , 1999, or such
                                later date and time to which we extend the offer. Any
                                unregistered notes not accepted for exchange for any reason will be returned without expense to the tendering holder
                                thereof as soon as practicable after the expiration or
                                termination of the exchange offer.

INTEREST ON THE REGISTERED
  NOTES AND THE UNREGISTERED
  NOTES.......................  Interest on the registered notes will accrue from the date of the original issuance of the unregistered notes or from the date of the last payment of interest on the unregistered notes, whichever is later. No additional interest will be
                                paid on unregistered notes tendered and accepted for
                                exchange.

CONDITIONS TO THE EXCHANGE
  OFFER.......................  The exchange offer is subject to certain customary conditions, certain of which may be waived by us. See "The
                                Exchange Offer--Certain Conditions to Exchange Offer."

PROCEDURES FOR TENDERING
  UNREGISTERED NOTES..........  Each holder of the unregistered notes wishing to accept the exchange offer must complete, sign and date the letter of
                                transmittal, or a copy thereof, in accordance with the
                                instructions contained in this prospectus and therein, and mail or otherwise deliver the letter of transmittal, or the copy, together with the unregistered notes and all other
                                required documentation, to the exchange agent at the address set forth in this prospectus. Anyone holding the
                                unregistered notes through the Depository Trust Company
                                ("DTC") and wishing to accept the exchange offer must do so pursuant to the DTC's Automated Tender Offer Program, by
                                which each tendering holder will agree to be bound by the
                                letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, each holder will represent to us that, among other things:

                                - the registered notes acquired pursuant to the exchange
                                offer are being obtained in the ordinary course of business of the person receiving such registered notes, whether or
                                  not such person is the registered holder of the
                                  unregistered notes;

                                - the holder is not engaging in and does not intend to
                                engage in a distribution of such registered notes;

                                - the holder does not have an arrangement or understanding with any person to participate in a distribution of such
                                  registered notes; and

                                - the holder is not an "affiliate," as defined under Rule
                                405 under the Securities Act of 1933, of the Company.

                                Pursuant to the registration rights agreement if:

                                - we determine that we are not permitted to effect the
                                exchange offer as contemplated by this prospectus because of any change in law or Securities and Exchange Commission
                                  policy; or

                                - any holder of Transfer Restricted Securities notifies us within 20 days after consummation of the exchange offer:

                                - that it is prohibited by law or Securities and Exchange
                                  Commission policy from participating in the exchange
                                  offer;

                                - that it may not resell the registered notes acquired by it in the exchange offer to the public without delivering a
                                  prospectus and that this prospectus is not appropriate or
                                  available for such resales; or

                                - that it is a broker-dealer and owns unregistered notes
                                acquired directly from us or one of our affiliates,

                                we may be required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the
                                Securities Act of 1933 in respect of the unregistered notes.

                                We will accept for exchange any and all unregistered notes which are properly tendered (and not withdrawn) in the
                                exchange offer prior to 5:00 p.m., New York City time, on
                                              , 1999. The registered notes issued pursuant
                                to the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer--Terms of the
                                Exchange Offer."

EXCHANGE AGENT................  The Bank of New York is serving as exchange agent in connection with the exchange offer.

FEDERAL INCOME TAX
  CONSIDERATIONS..............  The exchange of unregistered notes for registered notes pursuant to the exchange offer should not constitute a sale or an exchange for federal income tax purposes. See "Certain
                                Federal Income Tax Considerations."

EFFECT OF NOT TENDERING.......  Unregistered notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer. Except as noted above, we will have no further obligation to provide for the registration under the Securities Act of 1933 of such unregistered notes.

                              THE REGISTERED NOTES

    The summary below describes the principal terms of the registered notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Registered Notes" section of this prospectus beginning on page 50 contains a more detailed description of the terms and conditions of the registered notes.

TOTAL AMOUNT OF NOTES
  OFFERED.....................  $300.0 million in principal amount of 8 3/8% Senior
                                Subordinated Notes due 2008.

MATURITY......................  November 15, 2008.

ISSUE PRICE...................  Par plus accrued interest from November 20, 1998.

INTEREST......................  Annual rate--8 3/8%.

                                Payment frequency-- every six months on May 15 and November
                                                   15.

                                First payment--May 15, 1999.

RANKING.......................  These registered notes are senior subordinated debt.

                                They rank in right of payment behind all of our existing
                                senior indebtedness and all of our future borrowings, except trade payables and any existing or future indebtedness that expressly provides that it ranks equal in right of payment with, or subordinated in right of payment to, these
                                registered notes.

                                Assuming we had completed the February notes offering and
                                applied the proceeds of the offering as intended and applied the proceeds from the November offering to redeem certain
                                indebtedness prior to the 1998 fiscal year end, on December
                                27, 1998 these registered notes:

                                - would have been subordinated to $394.3 million of senior indebtedness; and

                                - would have ranked equally with $623.5 million of other
                                senior subordinated indebtedness.

OPTIONAL REDEMPTION...........  Before November 15, 2001, we may redeem up to 40% of the aggregate principal amount of the registered notes with the proceeds of certain public offerings of equity in our
                                Company at the price listed in the section "Description of
                                Registered Notes" under the heading "Optional Redemption;"
                                PROVIDED that at least 60% in aggregate principal amount of the registered notes originally issued must remain
                                outstanding after each such redemption.

                                On or after November 15, 2003, we may redeem some or all of the registered notes at any time at the redemption prices
                                listed in the section "Description of Registered Notes"
                                under the heading "Optional Redemption."

MANDATORY OFFER TO
  REPURCHASE..................  If we sell certain assets, we must offer to repurchase the registered notes at the prices listed in the section
                                "Description of Registered Notes."

BASIC COVENANTS OF
  INDENTURE...................  The indenture governing the registered notes contains covenants limiting our (and most of our subsidiaries')
                                ability to:

                                - borrow money;

                                - pay dividends on stock or purchase stock or redeem debt
                                that is junior in right of payment to the registered notes;

                                - make investments;

                                - use assets as security in other transactions; and

                                - sell certain assets or merge with or into other companies.

                                For more details, see the section "Description of Registered
                                Notes" under the heading "Certain Covenants."

USE OF PROCEEDS...............  We will not receive any cash proceeds from the issuance of the registered notes.

                             SUMMARY FINANCIAL DATA

    The following summary operating and financial data for the fiscal years ended December 31, 1995 through December 28, 1997, have been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is included elsewhere in this prospectus. The following summary operating and financial data for the nine-month periods ended September 28, 1997 and September 27, 1998 have been derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly our financial position and results of operations at such dates and for such periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              FISCAL YEAR (1)                    NINE MONTHS (1)
                                                  ----------------------------------------  --------------------------
                                                      1995          1996          1997          1997          1998
                                                  ------------  ------------  ------------  ------------  ------------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES AND RATIOS)
OPERATING DATA:
  Net sales.....................................  $  1,295,582  $  1,641,412  $  1,981,225  $  1,441,266  $  1,732,890
  Cost of sales.................................     1,074,785     1,349,130     1,613,938     1,179,198     1,424,069
                                                  ------------  ------------  ------------  ------------  ------------
  Gross profit..................................       220,797       292,282       367,287       262,068       308,821
  Selling, general and administrative
    expenses....................................       125,539       153,071       188,688       138,287       161,202
  Streamlining and other special
    charges (2).................................        40,900       --            --            --            --
                                                  ------------  ------------  ------------  ------------  ------------
  Operating income..............................        54,358       139,211       178,599       123,781       147,619
  Interest expense and securitization fees......        37,897        58,417        80,039        61,099        65,368
  Income tax provision..........................         6,584        33,533        41,341        26,326        34,134
                                                  ------------  ------------  ------------  ------------  ------------
  Net income....................................  $      9,877  $     47,261  $     57,219  $     36,356  $     48,117
                                                  ------------  ------------  ------------  ------------  ------------
                                                  ------------  ------------  ------------  ------------  ------------
  Net income per common share (3):
    Basic.......................................  $       0.31  $       1.40  $       1.65  $       1.08  $       1.25
    Diluted.....................................          0.29          1.35          1.60          1.05          1.21

OTHER OPERATING DATA:
  EBITDA (4)....................................  $    169,926  $    243,704  $    310,309  $    224,279  $    252,467
  Adjusted operating income (5).................        95,258       139,211       178,599       123,781       147,619
  Capital expenditures(6).......................       120,339        70,639        93,145        72,247        88,055
  Cash provided by (used in) operations:                 6,744       146,583       239,305       151,757       (19,675)
  Gross profit margin...........................          17.0%         17.8%         18.5%         18.2%         17.8%
  EBITDA margin.................................          13.1          14.8          15.7          15.6          14.6
  Adjusted operating income margin..............           7.4           8.5           9.0           8.6           8.5
  Ratio of earnings to fixed charges (7)........           1.3x          2.2x          2.1x          1.9x          2.0x

                                                                               AT SEPTEMBER
                                                                                    27,
BALANCE SHEET DATA:                                                                1998
                                                                               -------------
  Working capital............................................................   $   248,200
  Property, plant and equipment, net.........................................       912,878
  Total assets...............................................................     2,303,206
  Long-term debt (including current maturities)..............................     1,115,842
  Stockholders' equity.......................................................       640,389

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------

 (1) The fiscal years shown each represent the 52 or 53-week period ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1996 and 1997 each consisted of 52 weeks. The nine-month periods ended September 28, 1997 and September 27, 1998 each consisted of 39 weeks.

 (2) In the fourth quarter of 1995, we recorded a streamlining charge of $40,900 ($24,540 net of tax benefits). This charge, which was primarily non-cash, was related to the realignment of certain business operations which resulted in the writedown of certain assets and a provision for other associated costs. See Note 15 to our consolidated financial statements.

 (3) In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," we have calculated net income per common share--basic and diluted based on the weighted average shares and dilutive common equivalent shares outstanding, as applicable, during each period after giving effect to the change in our capital structure pursuant to the Merger and Options Adjustments (as defined in the Notes to the consolidated financial statements).

 (4) EBITDA represents earnings before interest expense and securitization fees, income taxes, depreciation, amortization and non-recurring streamlining and other special charges. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

 (5) Adjusted operating income represents operating income before non-recurring streamlining and other special charges. Adjusted operating income is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

 (6) Capital expenditures for the nine month period ended September 27, 1998 are net of proceeds of $60,700 from the sale-leaseback of certain equipment.

 (7) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (other than capitalized interest) and amortization of previously capitalized interest. Fixed charges consist of interest expense and debt issuance cost, capitalized interest and that portion of rental expenses representative of the interest factor. The 1995 ratio reflects the 1995 streamlining charge of $40,900 discussed in footnote (2). Excluding the effect of this charge the 1995 ratio would be 2.2x.

                                  RISK FACTORS

    THIS PROSPECTUS INCLUDES "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING, IN PARTICULAR, THE STATEMENTS ABOUT OUR PLANS, STRATEGIES, AND PROSPECTS UNDER THE HEADINGS "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS." ALTHOUGH WE BELIEVE THAT OUR PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN OR SUGGESTED BY SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT SUCH PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS ARE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS, AND INCLUDE CHANGES IN OUR CUSTOMERS' DEMANDS FOR OUR PRODUCTS, CHANGES IN THE COSTS AND AVAILABILITY OF OUR RAW MATERIALS AND EQUIPMENT, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY OUR COMPETITORS, CHANGES IN ESTIMATES OF OUR READINESS AND THE READINESS OF OUR VENDORS AND CUSTOMERS WITH REGARD TO YEAR 2000 ISSUES AND THE SIGNIFICANCE OF THE COSTS THEREOF, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOLLOWING CAUTIONARY STATEMENTS.

FAILURE TO EXCHANGE NOTES--YOUR FAILURE TO TENDER YOUR UNREGISTERED NOTES IN THE EXCHANGE OFFER COULD LIMITED THE TRADING MARKET AND TRADING VALUE OF YOUR UNREGISTERED NOTES.

    Registered notes will be issued in exchange for unregistered notes only after timely receipt by the exchange agent of the unregistered notes, a properly completed and duly executed letter of transmittal and all other required documentation. Therefore, holders of unregistered notes who want to tender their unregistered notes in exchange for registered notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor World Color is under any obligation to notify holders of defects or irregularities with respect to tenders of unregistered notes for exchange. Unregistered notes that are not exchanged in the exchange offer will continue to be subject to the existing restrictions upon transfer thereof. Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes.

    The trading market for unregistered notes that are not exchanged in the exchange offer could be adversely affected due to the limited amount, or "float," of the unregistered notes that are expected to remain outstanding following the exchange offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of unregistered notes are not exchanged in the exchange offer, the trading market for the registered notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer."

SUBORDINATION--YOUR RIGHT TO RECEIVE PAYMENTS ON THESE REGISTERED NOTES IS JUNIOR TO OUR EXISTING INDEBTEDNESS AND, POSSIBLY, ALL OF OUR FUTURE BORROWINGS.

    These registered notes rank in right of payment behind all of our existing senior indebtedness and all of our future borrowings, except trade payables and any existing or future indebtedness that expressly provides that it ranks equal in right of payment with, or subordinated in right of payment to, the registered notes. Assuming we had completed the February notes offering, applied the proceeds as intended and used the proceeds from the November notes offering to redeem certain indebtedness prior to the 1998 fiscal year end, at December 27, 1998:

    - these registered notes would have been subordinated to $394.3 million of senior indebtedness;

    - we would have had approximately $522.0 million available for borrowing as additional senior indebtedness under our credit facility; and

    - these registered notes would have ranked equally with $623.5 million of other senior subordinated indebtedness and trade payables.

    We will be permitted to borrow substantial additional indebtedness, including senior indebtedness, in the future under the terms of our credit facility and our indentures. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to these registered notes. In addition, because the indenture requires that amounts otherwise payable to holders of the registered notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the registered notes may receive less, ratably, than holders of trade payables in any such proceeding. Further, if any cash or assets are available after distributing to holders of our senior indebtedness, you will have to share such cash or assets with indebtedness that ranks equal to the registered notes.

    In addition, all payments on the registered notes will be blocked in the event of a payment default on our senior indebtedness and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on our senior indebtedness.

    Our obligations under the credit facility are guaranteed, subject to certain limitations, by all of our subsidiaries. The registered notes are not, and the registered notes will not be, guaranteed by such subsidiaries. A significant portion of our assets are owned by our subsidiaries. Our right, and thus the right of our creditors, to participate in any distribution of earnings or assets of our subsidiaries is subject to the prior claims of the creditors of such subsidiaries, including the lenders under the credit facility.

COMPETITION--THE HIGH LEVEL OF COMPETITION IN THE PRINTING INDUSTRY MAY LEAD TO CONTINUED PRESSURE TO DECREASE PRICES.

    Although we are one of the largest diversified commercial printers in the United States, the industry is highly competitive in most product categories and geographic regions. Our industry is experiencing excess capacity. Further, the industries that we serve have been subject to consolidation efforts, leading to a smaller number of potential customers who exercise increased pricing leverage over our industry. Primarily as a result of this excess capacity and customer consolidation, there has been, and will continue to be, downward pricing pressure and increased competition in the printing industry.

TECHNOLOGY--BECAUSE PRODUCTION TECHNOLOGIES CONTINUE TO EVOLVE, WE MAY BE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES TO REMAIN TECHNOLOGICALLY AND ECONOMICALLY COMPETITIVE.

    Production technology in the printing industry has evolved and continues to evolve. Although we have invested approximately $520.8 million in equipment and plant expansions (exclusive of equipment obtained in acquisitions) since the beginning of fiscal 1993, we may be required to invest significant capital in additional production technology in order to remain competitive.

ACQUISITIONS--OUR GROWTH STRATEGY DEPENDS, IN PART, UPON GROWTH THROUGH ACQUISITIONS, MAKING US VULNERABLE TO FINANCING RISKS AND THE CHALLENGES OF INTEGRATING NEW OPERATIONS INTO OUR OWN.

    In order to expand our services and geographic presence, diversify our business mix and lead the consolidation trend in the printing industry, our business strategy includes growth through acquisitions. We cannot assure you that future acquisition opportunities will exist on acceptable terms or that any newly acquired companies will be successfully integrated into our operations. We may use our common stock or we may incur additional long-term indebtedness or a combination of both for all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to secure any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER--YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE REGISTERED NOTES.

    The unregistered notes were not listed on any securities exchange. Prior to the November offering of unregistered notes, there had been no market for the unregistered notes. Since the issuance of the unregistered notes, there has been a limited trading market for the notes and there can be no assurance that such market will provide adequate liquidity for holders who want to sell their notes.

    The registered notes will not be listed on any securities exchange. The registered notes are new securities for which there is currently no market. The registered notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. We have been advised by BT Alex. Brown Incorporated and CIBC Oppenheimer Corporation that they intend to make a market in the registered notes, as well as the unregistered notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and their market making activities may be discontinued at any time without notice. In addition, their market making activities may be limited during the exchange offer and the pendency of the shelf registration statement. Therefore, there can be no assurance that an active market for the registered notes will develop. See "The Exchange Offer" and "Plan of Distribution."

                                USE OF PROCEEDS

    We will not receive any cash proceeds from the issuance of the registered notes. In consideration for issuing the registered notes as contemplated in this prospectus, we will receive in exchange unregistered notes in like principal amount, which will be canceled. Accordingly, there will not be any increase in our outstanding indebtedness.

                                 CAPITALIZATION

    The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 27, 1998 on an actual basis and as adjusted for the notes offering in February 1999, the notes offering in November 1998 and the application of the net proceeds of the offerings. See "Use of Proceeds." The information below should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                            SEPTEMBER 27, 1998
                                                                                        --------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)

Cash and cash equivalents.............................................................  $     23,621  $     57,771
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Debt:
  Borrowings under the credit facility (1)(2).........................................  $    752,200  $    360,753
  9 1/8% Senior Subordinated Notes due 2003(3)........................................       150,000       --
  8 3/8% Senior Subordinated Notes due 2008...........................................       --            300,000
  7 3/4% Senior Subordinated Notes due 2009...........................................       --            300,000
  6% Convertible Senior Subordinated Notes due 2007...................................       151,800       151,800
  Other debt (4)......................................................................        61,842        61,842
                                                                                        ------------  ------------
      Total debt......................................................................  $  1,115,842  $  1,174,395
                                                                                        ------------  ------------
Stockholders' equity:
  Common stock, $0.01 par value--authorized, 100,000,000 shares; issued and
    outstanding, 38,589,142 at September 27, 1998 (5).................................  $        386  $        386
  Additional paid-in capital..........................................................       715,060       715,060
  Accumulated deficit (3).............................................................       (66,923)      (72,931)
  Treasury stock, at cost: 185,100 shares.............................................        (5,609)       (5,609)
  Unamortized restricted stock compensation...........................................        (2,525)       (2,525)
                                                                                        ------------  ------------
      Total stockholders' equity......................................................       640,389       634,381
                                                                                        ------------  ------------
Total capitalization..................................................................  $  1,756,231  $  1,808,776
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) At September 27, 1998, commitments under the credit facility aggregated $920,000, and the weighted average interest rate of all outstanding borrowings under the credit facility was 6.29%.

(2) Includes current maturities of $28,725.

(3) On December 28, 1998, we redeemed all of the $150,000 of outstanding principal amount of our 9 1/8% Senior Subordinated Notes due 2003 at a cost of $160,800, including prepayment premium and accrued interest to the date of redemption. In connection with the redemption of such notes, we recognized an extraordinary charge of $6,008 for the extinguishment of debt.

(4) Includes current maturities of $9,156.

(5) Does not include 2,997,032 shares of common stock issuable upon exercise of outstanding stock options (of which 1,698,659 were then exercisable) and 3,660,477 shares of common stock issuable upon conversion of the convertible notes.

                            SELECTED FINANCIAL DATA

    The following selected operating and financial data for the five fiscal years ended December 28, 1997 have been derived from our audited consolidated financial statements. The following selected operating and financial data for the nine-month periods ended September 28, 1997 and September 27, 1998 have been derived from our unaudited condensed consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly our financial position and results of operations at such dates and for such periods. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 NINE MONTHS
                                                                         FISCAL YEAR (1)                             (1)
                                                   ------------------------------------------------------------  -----------
                                                      1993       1994        1995         1996         1997         1997
                                                   ----------  ---------  -----------  -----------  -----------  -----------
                                                                 (IN THOUSANDS, EXCEPT PERCENTAGES AND RATIOS)
OPERATING DATA:
  Net sales......................................  $  825,569  $ 971,627  $ 1,295,582  $ 1,641,412  $ 1,981,225  $ 1,441,266
  Cost of sales..................................     715,895    817,934    1,074,785    1,349,130    1,613,938    1,179,198
                                                   ----------  ---------  -----------  -----------  -----------  -----------
  Gross profit...................................     109,674    153,693      220,797      292,282      367,287      262,068
  Selling, general and administrative expenses...      69,688     90,312      125,539      153,071      188,688      138,287
  Streamlining and other special
    charges (2)..................................      98,000     --           40,900      --           --           --
                                                   ----------  ---------  -----------  -----------  -----------  -----------
  Operating income (loss)........................     (58,014)    63,381       54,358      139,211      178,599      123,781
  Interest expense and securitization fees.......      25,080     23,825       37,897       58,417       80,039       61,099
  Income tax provision (benefit).................     (24,700)    15,822        6,584       33,533       41,341       26,326
  Extraordinary charge (3).......................       7,007     --          --           --           --           --
  Cumulative effect of changes in accounting
    methods (4)..................................      55,900     --          --           --           --           --
                                                   ----------  ---------  -----------  -----------  -----------  -----------
  Net income (loss)..............................  $ (121,301) $  23,734  $     9,877  $    47,261  $    57,219  $    36,356
                                                   ----------  ---------  -----------  -----------  -----------  -----------
                                                   ----------  ---------  -----------  -----------  -----------  -----------
  Net income (loss) per common share (5):
    Basic........................................  $    (4.26) $    0.74  $      0.31  $      1.40  $      1.65  $      1.08
    Diluted......................................       (4.26)      0.69         0.29         1.35         1.60         1.00

OTHER OPERATING DATA:
  EBITDA (6).....................................  $  103,651  $ 124,023  $   169,926  $   243,704  $   310,309  $   224,279
  Adjusted operating income (7)..................      39,986     63,381       95,258      139,211      178,599      123,781
  Capital expenditures (8).......................      57,234     83,875      120,339       70,639       93,145       72,247
  Cash provided by (used in) operations..........      83,208    100,124        6,744      146,583      239,305      151,757
  Gross profit margin............................        13.3%      15.8%        17.0%        17.8%        18.5%        18.2%
  EBITDA margin..................................        12.6       12.8         13.1         14.8         15.7         15.6
  Adjusted operating income margin...............         4.8        6.5          7.4          8.5          9.0          8.6
  Ratio of earnings to fixed charges (9)(10).....      --            2.1x         1.3x         2.2x         2.1x         1.9x

BALANCE SHEET DATA (AT PERIOD END):
  Working capital................................  $   83,125  $ 113,144  $   160,835  $   227,068  $   168,752  $   180,411
  Property, plant and equipment, net.............     356,060    363,929      480,421      818,157      857,195      879,451
  Total assets...................................     818,130    837,417    1,150,728    1,822,432    1,933,571    1,966,932
  Long-term debt (including current maturities)..     323,118    293,515      487,106      897,867      819,113    1,001,830
  Stockholders' equity...........................     247,570    274,113      358,766      414,932      599,769      451,371


                                                      1998
                                                   -----------

OPERATING DATA:
  Net sales......................................  $ 1,732,890
  Cost of sales..................................    1,424,069
                                                   -----------
  Gross profit...................................      308,821
  Selling, general and administrative expenses...      161,202
  Streamlining and other special
    charges (2)..................................      --
                                                   -----------
  Operating income (loss)........................      147,619
  Interest expense and securitization fees.......       65,368
  Income tax provision (benefit).................       34,134
  Extraordinary charge (3).......................      --
  Cumulative effect of changes in accounting
    methods (4)..................................      --
                                                   -----------
  Net income (loss)..............................  $    48,117
                                                   -----------
                                                   -----------
  Net income (loss) per common share (5):
    Basic........................................  $      1.25
    Diluted......................................         1.21
OTHER OPERATING DATA:
  EBITDA (6).....................................  $   252,467
  Adjusted operating income (7)..................      147,619
  Capital expenditures (8).......................       88,055
  Cash provided by (used in) operations..........      (19,675)
  Gross profit margin............................         17.8%
  EBITDA margin..................................         14.6
  Adjusted operating income margin...............          8.5
  Ratio of earnings to fixed charges (9)(10).....          2.0x
BALANCE SHEET DATA (AT PERIOD END):
  Working capital................................  $   248,200
  Property, plant and equipment, net.............      912,878
  Total assets...................................    2,303,206
  Long-term debt (including current maturities)..    1,115,842
  Stockholders' equity...........................      640,389

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------

(1) The fiscal years shown each represent the 52 or 53-week period ending on the last Sunday in December. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1993, 1994, 1996 and 1997 each consisted of 52 weeks. The nine-month periods ended September 28, 1997 and September 27, 1998 each consisted of 39 weeks.

(2) See Note 15 to our consolidated financial statements regarding the 1995 amount. Operating income in 1993 was reduced by $98,000 of special charges. These charges reflect our strategy in 1993 to grant price concessions to certain significant customers to renew and extend long-term contracts in advance of their expiration dates and to streamline its operations in response to the continuing competitive marketplace.

(3) The 1993 extraordinary charge of $7,007 represents a writeoff, net of an income tax benefit of $4,670, of deferred financing costs related to early repayments of indebtedness during 1993.

(4) Effective December 28, 1992, we adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting For Income Taxes." Effective this same date, we also elected early adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of adopting these new accounting standards was a non-cash charge to income of $55,900, net of an income tax benefit of $22,100.

(5) EBITDA represents earnings before interest expense and securitization fees, income taxes, depreciation, amortization and non-recurring streamlining and other special charges. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

(6) In accordance with SFAS No. 128, "Earnings Per Share," we have calculated net income (loss) per common share--basic and diluted based on the weighted average shares and dilutive common equivalent shares outstanding, as applicable, during each period after giving effect to the change in our capital structure pursuant to the Merger and Options Adjustments (as defined in the notes to the consolidated financial statements).

(7) Adjusted operating income represents operating income before non-recurring streamlining and other special charges. Adjusted operating income is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

(8) Capital expenditures for the nine month period ended September 27, 1998 are net of proceeds of $60,700 from the sale-leaseback of certain equipment.

(9) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (other than capitalized interest) and amortization of previously capitalized interest. Fixed charges consist of interest expense and debt issuance cost, capitalized interest and that portion of rental expenses representative of the interest factor. The 1995 ratio reflects the 1995 streamlining charge of $40,900 discussed in footnote (2). Excluding the effect of this charge the 1995 ratio would be 2.2x.

(10) Our earnings were inadequate to cover fixed charges by $83,014 in 1993. Adjusted to eliminate non-cash charges of depreciation and amortization of $63,665, as well as the non-recurring streamlining charge of $98,000, 1993 earnings would have exceeded fixed charges by $78,651. Excluding the effect of this charge the 1993 ratio would be 1.5x.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    We are a diversified commercial printer serving customers in the commercial, magazine, catalog, direct mail, book and directory markets. Our objective is to continue our growth in net sales, operating income, operating income margin and net income. We have achieved compound annual growth rates in net sales and adjusted operating income over the past eight fiscal years of 20.7% and 37.6%, respectively, and have grown net income from a net loss of $58.7 million in 1991 to net income of $73.6 million for the year ended December 27, 1998.

    Our revenues are derived primarily from the sale of services and materials to our customer base, including digital and prepress services, press and binding services and distribution and logistics services. We have a broad and diverse customer base, of which no one customer accounted for more than 5.0% of 1998 net sales. We continue to experience significant pricing pressure within our industry.

    Operating expenses include primarily the cost of paper and ink, salaries and employee benefits, occupancy, depreciation and amortization and other general and administrative expenses. We are focused on providing high-quality services within a low cost structure by, among other things, increasing efficiency and productivity and matching costs to revenues.

    Our net sales include sales to certain customers of paper that we purchase. The price of paper, our primary raw material, is volatile over time and may cause significant swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers, while declines in paper costs result in lower prices to our customers. The paper market firmed in pricing from early 1997 to late 1997. The paper market in 1998 softened from late 1997. Prices continued to decline throughout 1998 as availability became plentiful for most grades of paper. We anticipate that this trend will continue in 1999. We believe we have adequate allocations with our paper suppliers to meet our customers' needs. Our contracts with our customers generally provide for price adjustments to reflect price changes for other materials, wages and outside services.

    Our operations are seasonal with approximately two-thirds of historical operating profits recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

ACQUISITION HISTORY

    We have completed 22 strategic acquisitions since the beginning of 1993 having a combined purchase price of approximately $1.3 billion, including two acquisitions that have been completed since the beginning of fiscal 1999 having a combined purchase price of approximately $60.0 million, including assumed indebtedness, and four acquisitions that were completed in fiscal 1998 having a combined purchase price of approximately $200.0 million, including assumed indebtedness. These acquisitions have enabled us to diversify our business mix and to expand our services and geographic presence. The following table summarizes these acquisitions.

DATE                  ACQUISITION                LOCATION                       STRATEGIC BENEFITS
--------------  ------------------------  -----------------------  ---------------------------------------------

January 1999    INFINITI GRAPHICS, INC.   Enfield, CT              STRENGTHENED OVERALL POSITION AS LEADER IN
                                                                   NORTHEASTERN COMMERCIAL MARKET. ADDED
                                                                   SHORT-RUN CAPABILITIES TO EXISTING
                                                                   NORTHEASTERN COMMERCIAL OPERATIONS.

December 1998   GREAT WESTERN             Phoenix, AZ/ Salt Lake   ESTABLISHED US AS THE SECOND LARGEST OFFSET
                PUBLISHING, INC.          City, UT/ Ontario, CA/   PRINTER OF RETAIL ADVERTISING INSERTS IN THE
                                          Houston, TX              UNITED STATES.

April 1998      ACME PRINTING COMPANY,    Wilmington, MA           EXPANDED EAST COAST PRESENCE IN THE PRINTING
                INC.                                               OF HIGH- END COMMERCIAL PRODUCTS. ENHANCED
                                                                   OUR POSITION AS A LEADING PRINTER OF ANNUAL
                                                                   REPORTS.

March 1998      DITTLER BROTHERS,         Atlanta, GA/Oakwood, GA  EXPANDED AND ENHANCED DIRECT MAIL
                INCORPORATED                                       CAPABILITIES. ESTABLISHED US AS AN INDUSTRY
                                                                   LEADER IN THE PRODUCTION OF UNIQUE AND
                                                                   INTRICATE CONSUMER-INVOLVEMENT PROMOTIONAL
                                                                   GAME PIECES.

February 1998   CENTURY GRAPHICS          Metairie, LA/Omaha,      ESTABLISHED US AS THE THIRD LARGEST OFFSET
                CORPORATION               NE/Winchester,           PRINTER OF RETAIL ADVERTISING INSERTS.
                                          VA/South Windsor, CT

January 1998    MAGNA GRAPHIC, INC.       Lexington, KY            DIGITAL PREPRESS ACQUISITION FURTHER
                                                                   EXPANDING OUR SERVICES TO THE EDUCATIONAL
                                                                   BOOK MARKET.

July 1997       THE JOHNSON & HARDIN CO.  Lebanon, OH/Red Bank,    COMPLEMENTARY SHORT TO MEDIUM-RUN PRINTER
                                          OH                       SERVICING THE MAGAZINE AND COMMERCIAL MARKET
                                                                   SECTORS, LOCATED IN THE MID-REGION OF THE
                                                                   COUNTRY; PROVIDED VALUABLE SHORT CUT-OFF
                                                                   PRESS CAPACITY.

January 1997    RAND MCNALLY BOOK &       Versailles, KY/Taunton,  ESTABLISHED PRESENCE AS A PRINTER OF
                MEDIA SERVICES COMPANY    MA                       HARDCOVER BOOKS; COMPLEMENTARY TO OPERATIONS
                                                                   SERVICING MASS-MARKET, RACKSIZE BOOK
                                                                   PUBLISHERS.

October 1996    MT/ORLANDO, INC.          Orlando, FL              COMPLEMENTARY EXPANSION OF COMMERCIAL
                                                                   OPERATING PRESENCE IN SOUTHEASTERN REGION.

August 1996     ISA DIRECT, INC.          Aurora, IL               INCREASED NATIONAL PRESENCE AS A PRINTER OF
                                                                   DIRECT MAIL MATERIALS; PROVIDED DIRECT
                                                                   IMAGING AND PERSONALIZATION CAPABILITIES.

June 1996       KRUEGER ACQUISITION       Itasca, IL               SIGNIFICANT EXPANSION OF CATALOG AND MAGAZINE
                CORPORATION (RINGIER      (headquarters)           PRINTING CAPABILITIES; PROVIDED ENTRY INTO
                AMERICA)                                           PRINTING FOR MASS-MARKET, RACKSIZE BOOK
                                                                   PUBLISHERS.

April 1996      SHEA COMMUNICATIONS       Oklahoma City, OK        COMPLEMENTARY EXPANSION OF COMMERCIAL,
                COMPANY                                            CATALOG AND DIRECT MAIL PRINTING
                                                                   CAPABILITIES.

February 1996   VIKING COLOR              Los Angeles, CA          INCREASED NATIONAL DIGITAL PREPRESS
                                                                   CAPABILITIES.

November 1995   DIGITAL PRE-PRESS, INC.   New York, NY             INCREASED NATIONAL DIGITAL PREPRESS
                                                                   CAPABILITIES.

September 1995  IMAGE TECHNOLOGIES, INC.  St. Petersburg, FL       ESTABLISHED PRESENCE AS AN INTERACTIVE,
                                                                   MULTI-MEDIA SERVICE PROVIDER.

March 1995      THE WESSEL COMPANY, INC.  Elk Grove Village, IL    STRENGTHENED PRESENCE AS A PRINTER OF DIRECT
                                                                   MAIL MATERIALS.

March 1995      NORTHEAST GRAPHICS INC.   North Haven, CT          COMPLEMENTARY EXPANSION OF COMMERCIAL
                                                                   OPERATING PRESENCE IN NORTHEASTERN REGION.

March 1995      THE LANMAN COMPANIES,
                INC.:

                Lanman Progressive        Washington, D.C.         INCREASED NATIONAL DIGITAL PREPRESS
                                                                   CAPABILITIES.
                Lanman Lithotech, Inc.    Orlando, FL              INCREASED NATIONAL DIGITAL PREPRESS
                                                                   CAPABILITIES.
                Central Florida Press,    Orlando, FL              EXPANDED COMMERCIAL CAPABILITIES AND
                L.L.C.                                             OPERATING PRESENCE IN SOUTHEASTERN REGION.

May 1994        UNIVERSAL GRAPHICS        Warren, MI               INCREASED NATIONAL DIGITAL PREPRESS
                CORPORATION                                        CAPABILITIES.

February 1994   WEB INSERTS/              Gainesville, GA          INCREASED PRESENCE AS A PRINTER FOR CATALOG
                ATLANTA, INC.                                      INSERT AND DIRECT MAIL PUBLISHERS.

December 1993   GEORGE RICE & SONS        Los Angeles, CA          ESTABLISHED WEST COAST PRESENCE IN THE
                                                                   PRINTING OF HIGH-END COMMERCIAL PRODUCTS.

February 1993   THE ALDEN PRESS COMPANY   Elk Grove Village, IL    SIGNIFICANTLY INCREASED PRESENCE AS A PRINTER
                                                                   FOR THE SPECIALTY CONSUMER CATALOG AND DIRECT
                                                                   MAIL PUBLISHERS.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 27, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 28, 1997

    Net sales increased $291.6 million or 20.2% to $1,732.9 million in 1998 from $1,441.3 million in 1997. The increase was due to the inclusion of sales from the 1997 and 1998 acquisitions, higher paper prices and volume and improved base business performance.

    Gross profit increased $46.8 million or 17.8% to $308.8 million in 1998 from $262.1 in 1997. The gross profit margin decreased to 17.8% from 18.2% in 1997 due to increased sales resulting from higher paper prices and volume, slightly offset by the benefits of certain cost reduction initiatives and other synergies resulting from the combination of acquisitions and increased plant utilization.

    Selling, general and administrative expenses increased $22.9 million or 16.6% to $161.2 million in 1998 from $138.3 million in 1997. The increase was attributable to the 1997 and 1998 acquisitions, including the related additional amortization expense for goodwill, offset by benefits derived from cost saving initiatives.

    Interest expense and securitization fees increased $4.3 million or 7.0% to $65.4 million in 1998 from $61.1 million in 1997. The increase was attributable to higher average borrowings incurred to fund acquisitions, capital expenditures and working capital requirements, offset by a lower average cost of funds.

    The effective tax rate, primarily composed of the combined federal and state statutory rates, was 41.5% for the first nine months of 1998 compared to 42.0% for the comparable period in 1997.

YEAR ENDED DECEMBER 28, 1997 COMPARED TO YEAR ENDED DECEMBER 29, 1996

    Net sales increased $339.8 million or 20.7% to $1,981.2 million in 1997 from $1,641.4 million in 1996. The increase was attributable to the inclusion of both a full year of results from the acquisitions in 1996 and results from the acquisitions in 1997, as well as improved sales in our base business.

    Gross profit increased $75.0 million or 25.7% to $367.3 million in 1997 from $292.3 million in 1996, due primarily to the inclusion of the acquisitions in 1996 and 1997. Gross profit margin improved to 18.5% in 1997 from 17.8% in 1996. This improvement is a result of the acquisitions in 1996 and 1997, including the benefits of certain cost reduction initiatives and other synergies resulting from the combination of the businesses.

    Selling, general and administrative expenses increased $35.6 million or 23.3% to $188.7 million in 1997 from $153.1 million in 1996. The increase is attributable to the acquisitions in 1996 and 1997, including the related additional amortization expense for goodwill, offset by benefits derived from cost saving initiatives. In addition, in 1997 we incurred a higher than usual provision for bad debts related to a customer that entered into bankruptcy.

    Interest expense and securitization fees increased $21.6 million or 37.0% to $80.0 million in 1997 from $58.4 million in 1996. The increase is attributable to higher average borrowings incurred to fund acquisitions, capital expenditures and working capital requirements. The 1997 amount includes $5.1 million of fees resulting from our asset securitization arrangement entered into on June 30, 1997. See "--Liquidity and Capital Resources."

    The effective tax rate, primarily composed of the combined federal and state statutory rates, was approximately 42.0% for 1997 and 41.5% for 1996. This slight increase was due to additional nondeductible amortization expense for goodwill resulting from acquisitions.

YEAR ENDED DECEMBER 29, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Net sales increased $345.8 million or 26.7% to $1,641.4 million in 1996 from $1,295.6 million in 1995. The increase was due to acquisitions in 1996, partially offset by lower paper prices. 1996 net sales also benefited slightly by continued business growth from new and existing customers.

    Gross profit increased $71.5 million or 32.4% to $292.3 million in 1996 from $220.8 million in 1995. The increase is attributable to the inclusion of acquisitions in 1996, as well as increased volume and improved operating efficiencies. Gross profit margin improved to 17.8% in 1996 from 17.0% in 1995 as a result of acquisitions in 1996, including certain cost savings and other operating synergies that have resulted from the combination of the businesses, along with the effect of lower paper prices.

    Selling, general and administrative expenses increased $27.5 million or 21.9% to $153.1 million in 1996 from $125.5 million in 1995. The increase is partially attributable to acquisitions in 1996, including the related additional amortization expense for goodwill, as well as increased selling expenses related to higher volume.

    Operating income increased $84.9 million or 156.1% to $139.2 million in 1996 from $54.4 million in 1995. The increase is attributable to the factors discussed in the preceding paragraphs, and the absence in 1996 of a streamlining charge of $40.9 million recorded in the fourth quarter of 1995, when we finalized and committed to a plan to realign certain business operations. The major components of this realignment plan were to close a facility and to consolidate certain digital prepress operations and functions. Before the reduction for the 1995 streamlining charge, 1996 operating income increased $44.0 million or 46.1%.

    Interest expense increased $20.5 million or 54.1% to $58.4 million in 1996 from $37.9 million in 1995. The increase is attributable to higher average borrowings incurred to fund acquisitions in 1996 and capital expenditures, partially offset by a slight benefit from a lower average cost of funds.

    The effective income tax rate was approximately 41.5% for 1996 and 40.0% for 1995, and was primarily composed of the combined federal and state statutory rates.

LIQUIDITY AND CAPITAL RESOURCES

    We have historically met our liquidity and capital investment needs with cash flow from operations and external borrowings. Net income plus depreciation and amortization, deferred taxes, and streamlining charge was $124.7 million, $165.3 million and $203.2 million for the fiscal years 1995, 1996 and 1997, respectively, and was $146.3 million and $164.7 million for the first nine months of 1997 and 1998, respectively. Cash flow from operations was primarily used to fund working capital requirements, capital expenditures and acquisitions.

    Working capital was $160.8 million, $227.1 million and $168.8 million at December 31, 1995, December 29, 1996 and December 28, 1997, respectively, and was $180.4 million and $248.2 million at September 28, 1997 and September 27, 1998, respectively.

    Capital expenditures totaled $120.3 million, $70.6 million and $93.1 million in 1995, 1996 and 1997, respectively. Capital expenditures, net of proceeds of $60.7 million from the sale-leaseback of certain equipment, were $88.1 million for the first nine months of 1998. These capital expenditures reflect the purchase of additional press and bindery equipment and other capital items. These capital expenditures have increased our capacity and are part of our ongoing program to maintain modern, efficient plants and continually increase productivity. Capital expenditures, net of proceeds of $88.5 million from the sale and leaseback of certain equipment, were $95.5 million for the full year ended 1998.

    Our capital expenditures and acquisitions have been funded through operations and borrowings under our Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended. In June 1997, this credit facility was amended in conjunction with the sale of accounts receivable described below. After giving effect to this amendment, certain pay-downs and concurrent commitment reductions, the credit facility provides for aggregate total commitments of $920.0 million, comprised of $95.0 million in term loan commitments, $250.0 million of revolving loan commitments and $575.0 million in acquisition term loan commitments. The credit facility provides for varying semi-annual reductions in commitments through maturity on December 31, 2002. Borrowings bear interest at rates that fluctuate with the prime rate and Eurodollar rate. As of September 27, 1998, we had unutilized commitments of $146.1 million under our credit facility.

    Concurrently with the amendment to the credit facility, on June 30, 1997, we entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of our accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204.0 million. At September 27, 1998, $200.0 million of accounts receivable had been sold and reflected as a reduction of accounts receivable. The net proceeds were primarily used to repay certain indebtedness incurred under our credit facility. Fees associated with the securitization vary based on commercial paper rates plus a margin, providing a lower effective rate than that available from our traditional funding sources.

    On October 8, 1997, we issued 4,600,000 shares of our common stock, receiving net proceeds of approximately $127.6 million. Concurrent with such stock offering, we issued $151.8 million aggregate principal amount of our 6% Convertible Senior Subordinated Notes due 2007, receiving net proceeds of approximately $147.9 million. Interest on these convertible notes is payable semi-annually at the annual rate of 6.0%. The convertible notes have no required principal payments prior to maturity on October 1, 2007. The convertible notes in the aggregate are convertible into 3,660,477 shares of our common stock at $41.47 per share subject to adjustment upon the occurrence of certain events. See "Description of Certain Indebtedness--6% Convertible Senior Subordinated Notes." The net proceeds from the stock offering and convertible note offering were used to repay certain indebtedness incurred under our credit facility.

    In July 1998, we entered into an agreement for the sale and leaseback of certain printing equipment for which we received approximately $60.7 million of proceeds. The lease, which expires in July 2010, has been classified as an operating lease. In October 1998, we received proceeds of approximately $27.8 million for the sale and leaseback of additional equipment.

    In August 1998, the Board of Directors authorized the repurchase of up to 1,800,000 shares of our common stock. The repurchase of shares commenced in August 1998 and may occur over the next three years in the open market at prevailing market prices or in negotiated transactions, depending on market conditions. The shares will be repurchased to satisfy commitments under certain employee benefit plans. As of September 27, 1998, we had repurchased 313,119 shares at a weighted average cost of $30.88 and reissued 128,019 shares.

    On November 20, 1998, we issued $300.0 million in aggregate principal amount of our 8 3/8% senior subordinated notes due 2008, receiving net proceeds of approximately $291.7 million. Interest on the November notes is payable semi-annually at the annual rate of 8 3/8%. The November notes have no required principal payments prior to maturity on November 15, 2008. See "Description of Certain Indebtedness--8 3/8% Senior Subordinated Notes." On December 28, 1998, $160.8 million of the net proceeds from the offering of our 8 3/8% Senior Subordinated Notes was used to redeem the $150.0 million in aggregate principal amount outstanding of our existing 9 1/8% Senior Subordinated Notes, including prepayment premium and accrued interest to the date of redemption. The remainder of the net proceeds were used to repay revolving loans under the credit facility, all of which may be reborrowed for general corporate purposes.

    On February 22, 1999, we issued $300.0 million in aggregate principal amount of our 7 3/4% senior subordinated notes due 2009, receiving net proceeds of approximately $294.0 million. Interest on the February notes is payable semi-annually at the annual rate of 7 3/4%. The February notes have no required principal payments prior to maturity on February 15, 2009. See "Description of Registered Notes." We used: (a) $35.0 million to permanently reduce certain facilities under our credit facility; (b) $224.8 million to reduce certain other facilities under our credit facility, all of which may be reborrowed to fund acquisitions and for other general corporate purposes; and
(c) $34.2 million to fund acquisitions within 90 days, or, to the extent we do not use such funds, to permanently reduce certain facilities under our credit facility. Pending the use of such funds, we are investing the remaining funds in short term, liquid securities.

    Concentrations of credit risk with respect to accounts receivable are limited due to our diverse operations and large customer base. As of September 27, 1998, we had no significant concentrations of credit risk.

    In order to reduce the exposure on our variable rate obligations, we have entered into interest rate cap and swap agreements. Our interest rate cap agreements have a notional value of $400.0 million and expire in the third quarter of 1999. Our interest rate swap agreements have a notional value of $75.0 million and exchange floating rate for fixed interest payments periodically over five years. The swap agreements are cancelable by the respective counterparties in September and December 1999. The impact of these agreements on the consolidated financial statements was not material for the periods presented. While we are exposed to credit loss in the event of nonperformance by the counterparties of these agreements, management believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

    At December 28, 1997, we had net operating loss carryforwards for federal income tax purposes of $14.9 million available to reduce future taxable income, which net operating loss carryforwards expire primarily in 2000, and had federal tax credits of $2.5 million expiring primarily from 1999 to 2002 and state tax credits of approximately $2.6 million expiring from 2001 to 2012. Also, we have alternative minimum tax carryover credits of $34.5 million which do not expire and may be applied against regular tax in the future, in the event regular tax expense exceeds alternative minimum tax.

    We believe that our liquidity, capital resources and cash flows are sufficient to fund planned capital expenditures, working capital requirements and interest and principal payments for the foreseeable future.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. We will adopt this SOP in the first quarter of fiscal year 1999. We estimate that the adoption of SOP 98-5 will result in the recognition of a charge to income of approximately $10.5 million, net of tax, as the cumulative effect of a change in accounting principle in the first quarter of 1999.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. We would account for gains or losses resulting from changes in the values of those derivatives depending on the use of the derivative and whether it qualifies for hedge accounting. We plan to adopt this statement in the first quarter of fiscal year 2000. Based on our current portfolio of derivative financial instruments, we do not expect the adoption of SFAS No. 133 to have a material impact on our consolidated financial statements.

YEAR 2000

    The Year 2000 issue, which affects virtually all corporations, arises due to the inability of certain computer software and hardware and embedded chips found in manufacturing and other equipment to properly recognize dates beyond 1999. This inability may cause errors in information and/or system failures. We have a comprehensive effort underway to address the Year 2000 issue. As discussed below, we are, among other things, evaluating our present information technology and non-information technology systems (i.e., equipment with embedded chips), monitoring and addressing our vendor and customer Year 2000 issues and engaging in remediative measures as necessary.

    In connection with our readiness program, we have endeavored to inventory and assess the state of compliance of all information systems and non-information systems. We commenced remediation of our information systems in 1994. As a result, the majority of our information systems, including our financial, human resources and payroll functions, are Year 2000 compliant. We believe that all of our information systems will be compliant by mid-1999. With respect to our non-information systems, we have substantially completed an inventory of facilities (HVAC, safety and security) and manufacturing (press, bindery and finishing) systems. We are working with the outside suppliers of such systems as well as with an outside consultant to identify and remediate non-compliant components. We have targeted mid-1999 for substantial completion of our readiness efforts with respect to our non-information systems, including selective testing procedures.

    As part of our readiness program, we are communicating with our major customers and vendors to assess such parties' respective efforts to identify and remediate their own Year 2000 issues in a timely and comprehensive manner. We are also requesting our vendors to certify to the compliance of their systems and equipment that we currently own or lease. We intend to follow up with non-compliant vendors through 1999 in order to continually assess the extent of such third parties' Year 2000 exposure and to adjust our contingency plans accordingly.

    The costs incurred to date solely related to our Year 2000 efforts have not been material to us, and based upon current estimates, we do not believe that the total cost of our Year 2000 readiness program will have a material adverse effect upon our operating results or financial condition. While we can make no assurances as to the impact of the Year 2000 issue on our operations, we currently anticipate that any adverse consequences of the Year 2000 issue on our systems will not create a significant disruption to our operations. However, the failure or delay by us, our customers and/or vendors to identify and remediate each respective instance of Year 2000 non-compliance could result in a material adverse effect on our results of operations, liquidity or financial condition.

    Our readiness program includes the development of contingency plans addressing potential business interruptions arising from Year 2000-related disruptions. Such plans include assessing the movement of work among our facilities. In 1999, we will hone our contingency plans, taking into account, among other things, the state of readiness of our vendors, including, without limitation, utility suppliers, as well as our major customers.

    The statements set forth herein concerning Year 2000 issues which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. In particular, the costs associated with our Year 2000 programs, the time-frame in which we plan to complete Year 2000 modifications and the potential impact of the Year 2000 issues are based upon management's best estimates. These estimates were derived from internal assessments and numerous assumptions of future events. These estimates may be adversely affected by, among other things, the continued availability of personnel and system resources, the accurate identification of all relevant computer codes, the success of remediation efforts, the effectiveness of our contingency plans and the failure of significant third parties to properly address Year 2000 issues. Therefore, there can be no guarantee that any estimates or other forward-looking statements will be achieved and actual results could differ significantly from those contemplated.

SEASONALITY

    Results of operations for interim periods are not necessarily indicative of results for the full year. Our operations are seasonal. Historically, approximately two-thirds of our operating income has been generated in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school and holiday catalog promotions.

                                    BUSINESS

GENERAL

    We are an industry leader in the management and distribution of print and digital information, with revenues of approximately $2.4 billion for the twelve months ended December 27, 1998. We are the second largest diversified commercial printer in the United States, providing digital prepress, press, binding, distribution and multi-media services to our customers in the commercial, magazine, catalog, direct mail, book and directory markets. Founded in 1903, we currently operate a national network of 52 production and distribution facilities and an extensive network of sales offices nationwide. Through selective acquisitions and internal expansion, we have strategically positioned ourselves as a full-service provider of high technology solutions for our customers' imaging, print and distribution needs.

    Since the appointment of a new management team in May 1991, we have significantly expanded our national presence as a leading, innovative commercial printer, and have achieved significant growth in sales, adjusted operating income (as defined herein) and net income, while also improving our operating margins. Over the past eight fiscal years, net sales and adjusted operating income grew at compound annual rates of 20.7% and 37.6%, respectively, and net income increased from a net loss of $58.7 million in 1991 to net income of $73.6 million for the year ended December 27, 1998. In addition, we have recorded six consecutive years of improvement in our adjusted operating income margins.

GROWTH STRATEGY

    We have increased stockholder value through emphasizing quality, diversification of our business mix, operational efficiencies and strategic growth. Specifically, our growth strategy is to:

    - further establish and strengthen our leadership positions in diverse and balanced businesses;

    - make strategic acquisitions and broaden the array of services we provide to our customers;

    - provide high quality services within a low cost operating structure; and

    - continue to increase efficiency and productivity.

    The key elements underlying this strategy are described below.

    ESTABLISH AND STRENGTHEN LEADERSHIP POSITIONS IN DIVERSE, BALANCED BUSINESSES. We continue to expand our services and geographic presence to meet our customers' full range of digital imaging, print, information management and distribution needs. We believe our broad array of high quality products and services, cost-effective distribution capabilities, advanced technologies and competitive pricing allow us to capture a larger share of our existing customers' business as well as attract new customers.

    STRATEGIC ACQUISITIONS. The fragmented printing industry continues to undergo significant consolidation due primarily to changing customer demand for a full range of sophisticated services and the high levels of capital investment necessary to meet this demand. Since the beginning of 1993, we have capitalized on the industry's consolidation opportunities by successfully consummating and integrating 22 acquisitions having an aggregate purchase price of approximately $1.3 billion (including assumed indebtedness). We have targeted our acquisitions to expand our services and geographic presence and to diversify our business mix by, among other things, targeting customers operating in new markets such as the direct mail and book markets. Our acquisitions have been accretive to our earnings because of, among other things, significant cost savings in the purchase of raw materials, the reduction of overhead costs and productivity gains captured by our ability to better absorb and manage available capacity at newly acquired facilities. We believe that our competitive and financial strengths and considerable experience in identifying, acquiring and integrating complementary businesses will continue to provide significant growth opportunities. While we continuously evaluate opportunities to make strategic acquisitions, at present we have no commitments or agreements with respect to any material acquisitions.

    LOW COST OPERATING STRUCTURE. We make a vigorous effort to optimize the management of our resources, and believe our ratio of selling, general and administrative expenses to net sales is among the lowest in our industry. We continually evaluate our business in order to keep our costs in line with current and anticipated revenues, as well as to identify opportunities for productivity improvement. For instance, most recently we initiated the "World 2000" project which includes a systematic evaluation of each cost element within our production facilities. We believe the project will improve business processes throughout our production cycle and enable us to generate greater efficiency from our existing capital. Our "one-company" operating structure has allowed us to maximize capacity utilization by balancing production across plants and to reduce costs by providing a central support organization for administrative services. In addition, our purchasing power enables us to acquire raw materials and equipment on more favorable terms than our smaller competitors, as well as to ensure the availability of raw materials in tight markets.

    TARGETED CAPITAL INVESTMENTS TO INCREASE EFFICIENCY AND PRODUCTIVITY. We have been at the forefront of technological advances and are committed to maintaining our position as an industry leader through strategic capital spending. We are a leader in the transition from conventional prepress to an all-digital workflow, providing a complete spectrum of film and digital preparation services. Since the beginning of 1993, we have invested approximately $520.8 million in equipment and plant expansions (exclusive of equipment obtained in acquisitions) to position ourselves for continued growth and productivity improvements. We believe that our significant size and financial strength allow us to invest in technologies that are not commercially viable for smaller or less well-capitalized competitors.

THE PRINTING INDUSTRY

    The $70 billion commercial printing industry in the United States is highly fragmented and capital-intensive, and includes the printing and distribution of magazines, advertising inserts, catalogs, direct mail, free-standing inserts, directories and other printed material. There are approximately 35,000 commercial printers in the United States today, approximately 500 of which have revenues in excess of $10 million. Technological trends in the industry, together with increasing demands by customers for specialized capabilities and a full range of services have increased the competitive advantages available to us and other large printers. We believe that only large, well-capitalized printers, such as World Color, will be capable of making the capital expenditures necessary to invest in state-of-the-art technology and provide customers a full range of services. As a result, we believe that consolidation in the printing industry will continue.

WORLD COLOR SERVICES

    As a result of significant capital expenditures and strategic acquisitions which have allowed us to diversify our services, expand our geographic presence and enhance our use of new technologies, we are an industry leader in the management and distribution of print and digital information. Our services include:

    DIGITAL AND PREPRESS SERVICES. We are a leader in the transition from conventional prepress to an all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional paste-up and color separations to state-of-the-art, all-digital prepress, as well as digital imaging and digital archiving. Our 11 specialized digital and prepress facilities, which are strategically located close to our customers, provide high quality, 24-hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to exchange images and textual material electronically directly between our facilities and our customers' business locations. The integrated prepress operations provide us with competitive advantages over traditional prepress shops that are not able to provide the same level of integrated services. Our digital group also provides multi-media services such as the transformation of customers' existing printed and digital material into interactive media such as user-friendly information kiosk systems, Internet web sites, corporate intranets, CD-ROMs and computer laptop sales presentations. Our digital services group has provided a natural opportunity for our cross-selling efforts by offering integrated prepress and multi-media services to our print customers who may have historically used third-party suppliers for their prepress and multi-media needs.

    PRESS AND BINDING SERVICES. We believe that we provide our customers with access to state-of-the-art technology in all phases of the printing and binding process, including, among others, wide-web presses, computerized quality information systems, computer-to-plate and digital processing systems, high speed binding and personalization capabilities and robotic material handling. Wide-web press technology, a large expenditure which only a small number of well-capitalized printers are able to justify, generates a significant cost savings on longer press runs. The computerized quality information systems provide us and our customers with instant analysis of the quality of the printing, thereby enabling us to improve our performance and plan preventative maintenance of our equipment more effectively. The computer-to-plate and digital processing technologies eliminate the use of film which significantly reduces costs and production time and enables our customers to extend their production deadlines. Our personalization capabilities allow customers to include different content, whether advertising or editorial or both, within different copies of their product depending upon the geographic, demographic and subscriber specifications of their readers.

    We operate web and sheetfed offset, rotogravure and flexographic presses. We believe that the variety and capabilities of our presses and other production equipment allow us to meet the broad range of our customers' printing needs and be the full service provider demanded by the market. This capacity provides us with the competitive advantage over those smaller printers who are unable to meet this demand.

    DISTRIBUTION AND LOGISTICS. We believe that our sophisticated mailing and distribution capabilities are among the best in the industry. We maintain a network of strategic regional locations from which we provide customers important local access to our nationwide services. Nearly all of our printing facilities dedicated to servicing our magazine, catalog and direct mail customers are strategically located in the mid-region of the country. We believe that the size of these printing plants and their central location and close proximity to each other provide us with a significant advantage in distribution capabilities, enabling us to distribute a greater volume of product than our competitors to a wider target market at a lower cost. We also operate facilities on the west and east coasts which serve more regionalized needs. We use computerized cost studies to examine the benefits of pooled and palletized mailing for each customer to develop an efficient and cost effective distribution plan designed to ensure that the customer's product reaches consumers at narrowly specified delivery times.

MARKETS AND CUSTOMERS

    As illustrated in the charts below, since the appointment of our current management team in 1991, we have diversified our business mix and expanded into serving customers in faster growth markets.

                                OUR BUSINESS MIX
                            PERCENTAGE OF NET SALES

------------------------

* As used herein, "Pro Forma 1998" gives effect to the acquisitions of Magna Graphic, Inc. (January 1998), Century Graphics Corporation (February 1998), Dittler Brothers, Incorporated (March 1998), Acme Printing Company, Inc. (April 1998), Great Western Publishing, Inc. (December 1998) and Infiniti Graphics, Inc. (January 1999), as if each had occurred on the first day of fiscal 1998. The Pro Forma 1998 amounts are not necessarily indicative of the results that would have occurred had the acquisitions been consummated on the first day of fiscal 1998, or of our or the acquired companies' individual or combined future results.

    COMMERCIAL

    We had pro forma 1998 consolidated net sales for the commercial market of approximately $704.6 million.

    We are a premier printer of virtually all of the different kinds of printed materials used by businesses to promote their goods and services to other businesses, investors and consumers. We print high quality specialty products, such as annual reports and automobile and travel brochures, for customers such as:

- BMG                                  - OUTBACK STEAKHOUSE
- COLUMBIA PICTURES                    - PILLSBURY
- DONNA KARAN/NEW YORK                 - PRINCESS CRUISES
- FORD MOTOR                           - REEBOK
- GUESS?                               - TIFFANY
- MERCEDES BENZ

    We are also a leading printer of product brochures, bill stuffers, informational marketing materials and other advertising supplements. Our customers in this area include ADVO, American Express Publishing, Grolier and Ziff-Davis. We also print freestanding inserts for customers such as News America and retail inserts for established national and regional retailers such as Albertson's, Best Buy, Home Depot, J.C. Penney, Rite-Aid, Staples, True Value and Wal-Mart. We are the second largest offset printer of retail advertising inserts in the United States. We are also an industry leader in three highly specialized areas: (1) complex personalized direct response materials; (2) unique and intricate consumer-involvement promotional materials such as scratch-off game pieces; and (3) airline guides and hotel directories. Our long-standing customers include leading players in the direct mail, fast food, soft drink and other consumer markets.

    MAGAZINES

    We believe that we are the second largest U.S. consumer magazine printer, printing over 2 billion magazines annually with approximately 600 titles. We had approximately $657.2 million in pro forma 1998 consolidated net sales in this category and believe that our principal competitors consist of three diversified printing companies.

    The magazines that we print are among the best-selling in their class and include such titles as:

- AMERICAN WAY                         - MEN'S HEALTH
- CIGAR AFICIONADO                     - NATIONAL GEOGRAPHIC
- EBONY                                - NEWSWEEK
- ELLE                                 - ROAD AND TRACK
- ENTERTAINMENT WEEKLY                 - SOAP OPERA WEEKLY
- ESPN MAGAZINE                        - TEEN
- FORBES                               - TV GUIDE
- GOLF DIGEST                          - VOGUE
- GOOD HOUSEKEEPING                    - WOMAN'S DAY
- MAXIM

    These magazines are published by leading publishers such as Conde Nast, Dennis Maxim, Emap Petersen, ESPN, Forbes, Hachette Filipacchi, Hearst, Johnson Publishing, National Geographic, The New York Times Sports & Leisure Group, News America Publications, Newsweek, Primedia and Rodale. The popularity of these magazines makes them less susceptible to cyclical downturns in advertising spending, which we believe provides us with a significant advantage over competitors whose customers may be more susceptible to such downturns. A majority of our magazine printing is performed under contracts with remaining terms of between one and ten years, the largest of which are with customers with whom we have had relationships for, on average, more than 20 years. We have extended a majority of such contracts beyond their initial expiration dates and intend to continue this practice when economically practical.

    CATALOGS

    We are a leading printer for the U.S. catalog market, with pro forma 1998 consolidated net sales of approximately $562.2 million in this market. We print approximately 3 billion catalogs annually.

    Our key competitors in this category consist of four diversified commercial printers whose facilities enable them to compete in the national market and smaller and local regional printers who compete for regional business. We currently print many of the most well known catalog titles, including:

- ABERCROMBIE & FITCH                  - HAMMACHER SCHLEMMER
- AVON                                 - POTTERY BARN
- BANANA REPUBLIC                      - SEARS
- BLAIR                                - STARBUCKS
- CHADWICK'S                           - VICTORIA'S SECRET
- CRATE & BARREL                       - WILLIAMS-SONOMA
- FRONTGATE

    In addition, our business-to-business catalog printing work spans a broad range of industries including the computer, home and office furniture, office products and industrial safety products industries. Our business-to-business customers include Global DirectMail and Reliable.

    DIRECT MAIL

    We had pro forma 1998 consolidated net sales for the direct mail printing market of approximately $210.4 million. Direct mail targeted marketing services are an important and growing component of many businesses' marketing programs and overall U.S. advertising expenditures. We print direct mail materials such as booklets, inserts, bill stuffers and other advertisements for customers including:

- ADVO                                 - FRITO-LAY
- BLAIR                                - NATIONAL GEOGRAPHIC
- CITICORP                             - NEW YORK LIFE
- DISCOVERCARD                         - PUBLISHER'S CLEARING HOUSE
- FLEET                                - QUAKER OATS
- THE FRANKLIN MINT

    Among the direct mail services provided are direct imaging, personalization and other lettershop services. We believe we are the only direct mail printer capable of providing complex personalization for both short and long-run projects.

    BOOKS

    We had pro forma 1998 consolidated net sales to the book market of approximately $230.2 million. We print mass-market, racksize books for customers including:

- AVON BOOKS                           - RANDOM HOUSE
- BANTAM DOUBLEDAY DELL                - ST. MARTIN'S PRESS/TOR
- KENSINGTON PUBLISHING

    We also print hardcover books for the consumer, education and reference markets on behalf of many of the largest U.S. publishers. Our hardcover book customers include:

- GROLIER                              - RODALE
- RAND MCNALLY                         - THOMAS PUBLISHING
- RANDOM HOUSE                         - TIME WARNER
- READER'S DIGEST

    DIRECTORIES

    We had pro forma 1998 consolidated net sales from directory printing of approximately $95.0 million. We have printed directories since 1981 predominantly through our relationship with Pacific Bell. We print four-color white page and yellow page directories for Pacific Bell pursuant to a contract which extends through the year 2002 and which can be extended by Pacific Bell for up to an additional three years. We print more than 100 different regional directory titles for Pacific Bell and certain other customers. We print over 35 million directories annually.

RAW MATERIALS

    The price of paper, our primary raw material, is volatile over time and may cause significant swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers, while declines in paper costs result in lower prices to our customers. The paper market firmed in pricing from early 1997 to late 1997. The paper market in 1998 softened from late 1997. Prices continued to decline throughout 1998 as availability became plentiful for most grades of paper. We anticipate that this trend will continue in 1999. We believe we have adequate allocations with our paper suppliers to meet our customers' needs. Our contracts with our customers generally provide for price adjustments to reflect price changes for other materials, wages and outside services. Our net sales include sales to certain customers of paper that we purchase.

    Our materials management program capitalizes on our purchasing power in order to minimize materials costs while optimizing inventory management. In addition, our strong commercial relationships with a relatively small number of suppliers allow us to negotiate favorable price discounts and achieve more assured sourcing of high quality paper that meet our specifications. We are not dependent upon any one source for our paper or ink. Given the volume of our purchases, we are generally able to obtain quality paper, ink and other materials at competitive prices. We believe that an adequate supply of ink is available.

EMPLOYEES

    As of December 1998 we had over 16,000 employees, approximately 16% of whom were represented by unions. As of December 1998 approximately 1,600 of such union employees, in two different facilities, were covered under several different contracts which are currently under negotiation. The union contracts under negotiation have expired and have not been extended. No assurance may be given that any of the contracts will be renewed or extended and work stoppages may occur at one or both facilities. If work stoppages affect both facilities, are lengthy and we are unable to transfer a substantial portion of the affected work to other facilities, such work stoppages could have an adverse effect upon us.

    The balance of the union employees are covered under contracts which expire during 1999, 2000 and 2002.

ENVIRONMENTAL COMPLIANCE

    We are subject to regulation under various and changing federal, state and local laws relating to the environment and to employee safety and health. These environmental regulations relate to the generation, storage, transportation, disposal and emission into the environment of various substances. Permits are required for operation of our business (particularly air emission permits), and these permits are subject to renewal, modification and, in certain circumstances, revocation. We believe that we are in substantial compliance with such laws and permitting requirements. We are also subject to regulation under various and changing federal, state and local laws which allow regulatory authorities to compel (or to seek reimbursement for) clean-up of environmental contamination at our own sites and at facilities where our waste are or have been disposed.

    We have internal controls and personnel dedicated to compliance with all applicable environmental laws. We estimate that capital expenditures in 1999 required to comply with federal, state and local provisions for environmental controls, as well as expenditures for our share of costs for environmental clean-up, if any, will not be material and will not have a material adverse effect on us. We expect to incur ongoing capital and operating costs to maintain compliance with applicable environmental laws, which costs we do not expect to be, in the aggregate, material.

LEGAL PROCEEDINGS

    We do not believe that there are any pending legal proceedings which, if adversely determined, could have a material adverse effect on our financial condition or results of operations, taken as a whole.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The table below sets forth the names, ages as of the date of this prospectus and titles of our executive officers.

NAME                                     AGE                                     POSITION
-----------------------------------      ---      ----------------------------------------------------------------------
Robert G. Burton...................          60   Chairman of the Board of Directors and Chief Executive Officer
Jennifer L. Adams..................          39   Vice Chairman, Chief Legal and Administrative Officer and Secretary
Jerome V. Brofft...................          54   Senior Vice President, Purchasing
Paul B. Carousso...................          29   Vice President, Controller
Robert B. Lewis....................          35   Executive Vice President, Chief Financial Officer
James E. Lillie....................          37   Executive Vice President, Investor Relations and Corporate
                                                    Communications
Heidi J. Nolte.....................          41   Senior Vice President, Chief Information Officer
Thomas J. Quinlan III..............          36   Senior Vice President, Treasurer
Marc L. Reisch.....................          43   President

    ROBERT G. BURTON has been Chairman of the Board and Chief Executive Officer since May 1991.

    JENNIFER L. ADAMS has been Vice Chairman, Chief Legal and Administrative Officer and Secretary since January 1998. Prior to holding that position, Ms. Adams held the position of Executive Vice President, Chief Legal and Administrative Officer and Secretary since July 1995 and the position of Executive Vice President, General Counsel and Secretary of World Color from October 1993 until July 1995.

    JEROME V. BROFFT has been Senior Vice President, Purchasing since October 1995. Prior to holding that position, Mr. Brofft held the position of Vice President, Purchasing and Logistics from February 1995 until October 1995 and the position of Vice President, Purchasing from May 1992 until February 1995.

    PAUL B. CAROUSSO has been Vice President, Controller since December 1998. Prior to holding that position, Mr. Carousso was Vice President, Assistant Controller from July 1998. Mr. Carousso held the position of Assistant Controller from July 1996 to July 1998 and the position of Manager, Financial Reporting from October 1994 to July 1996. Prior to joining World Color, Mr. Carousso was an auditor with Ernst & Young LLP.

    ROBERT B. LEWIS has held the position of Executive Vice President, Chief Financial Officer since December 1998. Prior to holding that position, Mr. Lewis held the position of Senior Vice President, Controller from December 1997 and the position of Vice President, Corporate Controller from August 1997 until December 1997. Mr. Lewis held the position of Vice President, Corporate Accounting from November 1996 until August 1997 and the position of Vice President, Strategic Planning since joining World Color in August 1996. Prior to joining World Color, Mr. Lewis was with L.P. Thebault (a commercial printer) since 1989, most recently as Vice President, Budgetary Operations.

    JAMES E. LILLIE has been Executive Vice President, Investor Relations and Corporate Communications since September 1998. Prior to holding that position, Mr. Lillie held the position of Executive Vice President, Operations since January 1998. Mr. Lillie held the position of Corporate Vice President, Human Resources from May 1996 until January 1998 and held the position of Regional Vice President, Human Resources from January through April 1996. Mr. Lillie held the position of Vice President, General Manufacturing Manager of World Color's Bradley Printing facility from January 1995 to January 1996 and the position of Vice President and Senior Human Resources and Administration Executive at Alden Press, from the time Alden was acquired by World Color in February 1993.

    HEIDI J. NOLTE has been Senior Vice President, Chief Information Officer of World Color since July 1997. Prior to holding that position, Ms. Nolte was Vice President, Chief Information Officer since joining World Color in September 1994. Prior to joining World Color, Ms. Nolte was Senior Director, MIS at U.S. Surgical where she had been employed since 1979.

    THOMAS J. QUINLAN III has been Senior Vice President, Treasurer since July 1998. Prior to holding that position, Mr. Quinlan held the position of Vice President, Treasurer since July 1997. Mr. Quinlan was Assistant Treasurer of World Color from February 1994 until July 1997. Prior to joining World Color, Mr. Quinlan was Manager of Treasury Administration at Marsh & McLennan Companies Inc.

    MARC L. REISCH was appointed President of World Color in November 1998. Prior to holding that position, Mr. Reisch held the position of Vice Chairman, Group President since January 1998. Mr. Reisch held the position of Group President, Sales and Chief Operating Officer from August 1996 until January 1998, and held the position of Executive Vice President, Chief Operating and Financial Officer from June 1996 until August 1996. Mr. Reisch held the position of Executive Vice President, Chief Operating and Financial Officer and Treasurer from July 1995 until June 1996. Prior to holding that position, Mr. Reisch was Executive Vice President, Chief Financial Officer and Treasurer since October 1993.

    World Color's Board of Directors consists of Gerald S. Armstrong, Mr. Burton, Patrice M. Daniels, Dr. Mark J. Griffin, Alexander Navab, Jr., Mr. Reisch, and Scott M. Stuart. Mr. Stuart is a member of KKR LLC. Mr. Stuart is a General Partner of KKR Associates L.P. ("KKR Associates"), a New York limited partnership and an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). Mr. Navab is an executive of KKR and a limited partner of KKR Associates. Ms. Daniels is a managing director of CIBC Oppenheimer Corp.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 1999, based on publicly available information filed with the Securities and Exchange Commission, including beneficial ownership by (i) each stockholder of World Color who owns more than 5% of the outstanding shares of our common stock, (ii) each director of World Color, (iii) the Chief Executive Officer of World Color, (iv) World Color's four highest paid executive officers (exclusive of the Chief Executive Officer) and (v) all directors and executive officers of World Color as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for the listed beneficial owners, unless stated otherwise, is c/o World Color Press, Inc., The Mill, 340 Pemberwick Road, Greenwich, Connecticut 06831.

                                                                                        BENEFICIAL OWNERSHIP
                                                                                                (1)
                                                                                       ----------------------
NAME                                                                                    SHARES      PERCENT
-------------------------------------------------------------------------------------  ---------  -----------
KKR Associates (2)...................................................................  9,016,489        23.4%
Scott M. Stuart (2)..................................................................     --          --
Alexander Navab, Jr..................................................................     --          --
Gerald S. Armstrong..................................................................     94,661(3)      *
Patrice M. Daniels...................................................................        820       *
Mark J. Griffin......................................................................      2,200       *
Robert G. Burton.....................................................................    626,846(4)        1.6
Marc L. Reisch.......................................................................    189,140(5)      *
Jennifer L. Adams....................................................................    152,342(6)      *
James E. Lillie......................................................................      9,131(7)      *
Robert B. Lewis......................................................................      6,590(8)      *
All directors and executive officers as a group......................................  1,147,360(9)        2.9

------------------------

 * Signifies less than 1%

(1) For purposes of this table "beneficial ownership" includes any shares which such person has the right to acquire within 60 days of January 31, 1999. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for purposes of computing the percentage ownership of such person, but is not deemed to be outstanding in computing the percentage ownership of any other person.

(2) Shares of the common stock shown as owned by KKR Associates are owned of record by KKR Associates, APC Associates, L.P. ("APC Associates"), GR Associates, L.P. ("GR Associates"), WCP Associates, L.P. ("WCP Associates") and KKR Partners II, L.P. ("KKR Partners II" and, collectively, the "KKR Partnerships"). The sole general partner of each of APC Associates, GR Associates, WCP Associates and KKR Partners II is KKR Associates which possesses sole voting and investment power with respect to the shares of the common stock shown as owned by KKR Associates. Henry R. Kravis, George R. Roberts, Scott M. Stuart (a director of World Color), Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Clifton S. Robbins, as the general partners of KKR Associates, may be deemed to share beneficial ownership of the shares of common stock shown as beneficially owned by KKR Associates. Each of such persons disclaim beneficial ownership of such shares, other than to the extent of his economic interest in such shares. The address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(3) Includes an aggregate of 60,397 options that are exercisable within 60 days of the date hereof as well as an aggregate of 1,500 shares owned of record by children of Mr. Armstrong, of which shares Mr. Armstrong may be deemed to have indirect ownership.

(4) Includes an aggregate of 441,941 options that are exercisable within 60 days of the date hereof as well as 1,000 shares owned of record as joint tenants by Mr. Burton's wife and son, and 334 shares owned of record by children of Mr. Burton, all of which shares Mr. Burton may be deemed to have indirect ownership. Mr. Burton disclaims beneficial ownership of such shares.

(5) Includes an aggregate of 120,539 options that are exercisable within 60 days of the date hereof.

(6) Includes an aggregate of 107,888 options that are exercisable within 60 days of the date hereof as well as an aggregate of 1,380 shares owned of record by children of Ms. Adams, of which shares Ms. Adams may be deemed to have indirect ownership. Ms. Adams serves as the custodian for such shares.

(7) Includes an aggregate of 2,600 options that are exercisable within 60 days of the date hereof.

(8) Includes an aggregate of 1,500 options that are exercisable within 60 days of the date hereof.

(9) Includes an aggregate of 785,573 options that are exercisable within 60 days of the date hereof as well as the shares that may be deemed to be owned indirectly by each of Mr. Armstrong, Mr. Burton and Ms. Adams as set forth in notes (3), (4) and (6).

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The summaries contained herein of certain provisions of our indebtedness do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto. See "Where You Can Find More Information."

CREDIT FACILITY

    The credit facility is provided by a syndicate of banks and other financial institutions. The credit facility currently provides us up to $920.0 million of loans in three components: (i) a revolving portion of up to $250.0 million with a final maturity date of December 29, 2002; (ii) a term portion of up to $95.0 million with scheduled quarterly reductions beginning in the fourth quarter of 2000 and ending in the fourth quarter of 2002; and (iii) an acquisition term loan facility of up to $575.0 million with scheduled quarterly reductions beginning in the second quarter of 1999 and ending in the fourth quarter of 2002. A portion of the revolving loan component is available for letters of credit.

    Borrowings under the credit facility bear interest at rates that fluctuate with the prime rate and the Eurodollar rate.

    The loans under the credit facility are guaranteed by each of our direct and indirect subsidiaries other than the receivables financing subsidiary and certain immaterial subsidiaries. Our obligations with respect to the credit facility and each guarantor's obligations with respect to the related guaranty are secured by substantially all of their respective assets, including, without limitation, inventory, equipment, intercompany debt and, in the case of our subsidiaries, capital stock, but excluding real property and improvements thereto and accounts receivable.

    The credit facility contains covenants and provisions that restrict, among other things, our ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) make investments and advances; (iv) enter into guarantees and other contingent obligations; (v) merge or consolidate with or acquire another person or engage in other fundamental changes; (vi) engage in certain sales of assets; (vii) make capital expenditures; (viii) enter into leases; (ix) engage in certain transactions with affiliates; and (x) make certain restricted payments. The credit facility also requires the satisfaction of certain financial performance criteria (including a consolidated fixed charge coverage ratio, a leverage ratio and consolidated cash flow available for fixed charges) and the repayment of loans under the credit facility with proceeds of certain sales of assets and debt issuances, and with 50% of our Consolidated Excess Cash Flow (as defined in the credit facility).

    The credit facility provides for certain customary events of default, including a Change of Control (as defined in the credit facility).

6% CONVERTIBLE SENIOR SUBORDINATED NOTES

    In October 1997, we issued $151.8 million in aggregate principal amount of 6% Convertible Senior Subordinated Notes due 2007, pursuant to an indenture, dated as of October 8, 1997, by and among World Color and State Street Bank and Trust Company, as Trustee all of which remain outstanding. The convertible notes require payments semiannually in arrears in cash on April 1 and October 1 of each year at a rate of 6% per annum. The first payment date was April 1, 1998.

    The convertible notes are subordinated to all existing and future Senior Indebtedness (as defined in the indenture) of World Color and are PARI PASSU with our 8 3/8% Senior Subordinated Notes due 2008 and our 7 3/4% Senior Subordinated Notes due 2009. The convertible notes will also rank PARI PASSU with the notes offered hereby. The convertible notes are also effectively subordinated to all indebtedness and liabilities of the subsidiaries of World Color. The indenture does not prohibit or limit the incurrence of additional Senior Indebtedness.

    Each of the convertible notes is convertible into shares of our common stock, at the option of the holder, at any time after 90 days following the latest date of the original issuance thereof through maturity, unless previously redeemed or otherwise purchased by us, at the conversion price of $41.47 per share. The conversion price is subject to adjustment upon the occurrence of certain events affecting our common stock.

    The convertible notes may be redeemed at our option, in whole or in part, at any time on or after October 4, 2000 at the redemption prices set forth in the indenture plus accrued and unpaid interest, if any, to the date of redemption. However, on or after October 4, 2000 and prior to October 4, 2002, the convertible notes will not be redeemable at our option unless the closing price of the common stock shall have exceeded $58.06 per share (subject to adjustment upon occurrence of certain events) for 20 trading days within a period of 30 consecutive trading days ending within five trading days prior to the notice of redemption.

    In the event of a Change of Control (as defined in the indenture), the holders of the convertible notes will have the right to require us to purchase the convertible notes, at a price equal to 100% of the principal amount thereof, plus accrued interest to the repurchase date. The repurchase price is payable in cash or, at our option, in common stock (valued at 95% of the average closing price of the common stock for the five trading days immediately preceding and including the third trading date prior to the repurchase date).

7 3/4% SENIOR SUBORDINATED NOTES

    On February 22, 1999, we consummated the private placement of $300.0 million in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2009. The notes bear interest at an annual interest rate of 7 3/4%, and interest payments will be due semi-annually, commencing August 15, 1999. The 7 3/4% notes will mature on February 15, 2009. The 7 3/4% notes do not contain any sinking fund provision.

    RANKING

    The notes are our general unsecured obligations, subordinate in right of payment to all Senior Debt (as defined in the indenture), whether outstanding on the date of the note indenture or thereafter incurred, of World Color and senior in right of payment to or PARI PASSU with all other of our indebtedness. See "Capitalization." The notes rank equal to our 6% Convertible Senior Subordinated Notes due 2008 and will rank equal to the notes offered hereby.

    OPTIONAL REDEMPTION

    Except as noted below, the notes are not redeemable at our option before November 15, 2003. Thereafter, the notes will be subject to redemption at any time at our option, in whole or in part, at specified redemption prices plus accrued and unpaid interest and Liquidated Damages (as defined in the registration rights agreement relating to the notes), if any, thereon to the applicable redemption date. In addition, at any time prior to December 1, 2001, we may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the notes at a redemption price of 108.375% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption, with the net proceeds of one or more offerings of our common equity. However, at least 60% of the original aggregate principal amount of the notes must remain outstanding immediately after each occurrence of redemption.

    CERTAIN COVENANTS

    The indenture contains certain covenants that, among other things, significantly limit the ability of World Color and our subsidiaries to (a) incur additional indebtedness, (b) issue preferred stock, (c) pay dividends, (d) make certain other restricted payments, (e) create certain liens, (f) enter into certain transactions with affiliates, (g) sell assets of World Color or our subsidiaries, (h) issue or sell equity interests of the subsidiaries or (i) enter into certain mergers and consolidations. In addition, under certain circumstances, we will be required to offer to purchase the notes at a price equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, with the proceeds of certain asset sales.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

    We sold the unregistered notes on November 20, 1998. In connection with that placement, we entered into the registration rights agreement, which requires us to file a registration statement under the Securities Act of 1933 with respect to the registered notes. Upon the effectiveness of that registration statement, we are required offer to the holders of the unregistered notes the opportunity to exchange their unregistered notes for a like principal amount of registered notes, which will be issued without a restrictive legend and which generally may be reoffered and resold by the holder without registration under the Securities Act of 1933.

    The registration rights agreement further provides that we must use our reasonable best efforts to:

    - cause the registration statement with respect to the exchange offer to be declared effective within 150 days of the date on which we issued the unregistered notes; and

    - consummate the exchange offer on or before the 180th day following the date on which we issued the unregistered notes.

    Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the unregistered notes and the registered notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement, of which this prospectus is a part, and the summary herein of the material provisions thereof does not purport to be complete and is qualified in its entirety by reference thereto. Following the completion of the exchange offer (except as set forth below), holders of unregistered notes not tendered will not have any further registration rights and those unregistered notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the unregistered notes could be adversely affected upon consummation of the exchange offer.

    In order to participate in the exchange offer, a holder must represent to us, among other things, that:

    - the registered notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

    - the holder is not engaging in and does not intend to engage in a distribution of the registered notes;

    - the holder does not have an arrangement or understanding with any person to participate in a distribution of the registered notes; and

    - the holder is not an "affiliate," as defined under Rule 405 promulgated under the Securities Act of 1933, of the Company.

    Pursuant to the registration rights agreement if:

    - we determine that it is not permitted to effect the exchange offer as contemplated hereby because of any change in applicable law or Securities and Exchange Commission policy, or

    - any Holder of Transfer Restricted Securities notifies us prior to the 20th day following consummation of the exchange offer:

     - that it is prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer;

     - that it may not resell the registered notes acquired by it in the exchange offer to the public without delivering a prospectus and that this prospectus is not appropriate or available for such resales; or

     - that it is a broker-dealer and owns unregistered notes acquired directly from us or our affiliate, we will be required to file a "shelf" registration statement for a continuous offering pursuant to Rule 415 under the Securities Act of 1933 in respect of the unregistered notes. For purposes of the foregoing, "Transfer Restricted Securities" means each unregistered note until:

    - the date on which such note has been exchanged by a person other than a broker-dealer for a registered note in the exchange offer;

    - following the exchange by a broker-dealer in the exchange offer of an unregistered note for a registered note, the date on which such registered note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

    - the date on which such unregistered note has been electively registered under the Securities Act of 1933 and disposed of in accordance with such "shelf" registration statement; or

    - the date on which such unregistered note is distributed to the public pursuant to Rule 144 under the Act or may be distributed to the public pursuant to Rule 144(k) under the Act.

    Other than as set forth above, no holder will have the right to participate in the shelf registration statement nor otherwise require that we register such holder's shares of unregistered notes under the Securities Act of 1933. See "--Procedures for Tendering."

    Based on an interpretation by the Securities and Exchange Commission's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, registered notes issued pursuant to the exchange offer in exchange for unregistered notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is our "affiliate" within the meaning of Rule 405 promulgated under the Securities Act of 1933, or a broker-dealer who purchased unregistered notes directly from us to resell pursuant to Rule 144A or any other available exemption promulgated under the Securities Act of 1933) without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933; PROVIDED that the registered notes are acquired in the ordinary course of business of the holder and the holder does not have an arrangement or understanding with any person to participate in the distribution of such registered notes.

    Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the registered notes cannot rely on this interpretation by the Securities and Exchange Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution." Broker-dealers who acquired unregistered notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act of 1933 in order to sell the unregistered notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Following the completion of the exchange offer (except as set forth under "--Purpose and Effect" above), holders of unregistered notes not tendered will not have any further registration rights and those unregistered notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for a holder's unregistered notes could be adversely affected upon completion of the exchange offer if the holder does not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all unregistered notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on
             , 1999, or such date and time to which we extend the offer. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of outstanding unregistered notes accepted in the exchange offer. Holders may tender some or all of their unregistered notes pursuant to the exchange offer. However, unregistered notes may be tendered only in integral multiples of $1,000 in principal amount.

    The form and terms of the registered notes are substantially the same as the form and terms of the unregistered notes except that the registered notes have been registered under the Securities Act of 1933 and will not bear legends restricting their transfer. The registered notes will evidence the same debt as the unregistered notes and will be issued pursuant to, and entitled to the benefits of, the Indenture pursuant to which the unregistered notes were issued.

    As of            , 1999, unregistered notes representing $300.0 million in
aggregate principal amount were outstanding and there was one registered holder, a nominee of the DTC. This prospectus, together with the letter of transmittal, is being sent to such registered holder and to others believed to have beneficial interests in the unregistered notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

    We shall be deemed to have accepted validly tendered unregistered notes when, as, and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the registered notes from us. If any tendered unregistered notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted unregistered notes will be returned, without expense, to the
tendering holder thereof as promptly as practicable after            , 1999,
unless the exchange offer is extended.

    Holders who tender unregistered notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The expiration date shall be 5:00 p.m., New York City time, on         ,
1999, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    We reserve the right, in our sole discretion:

    - to delay accepting any unregistered notes, to extend the exchange offer or, if any of the conditions set forth under "--Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

    - to amend the terms of the exchange offer in any manner.

    In the event that we make a material or fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

PROCEDURES FOR TENDERING

    Only a holder of unregistered notes may tender the unregistered notes in the exchange offer. Except as set forth under "--Book Entry Transfer," to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

    - certificates for such unregistered notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

    - a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such unregistered notes, if that procedure is available, into the exchange agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

    - the holder must comply with the guaranteed delivery procedures described below.

    To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "--Exchange Agent" prior to the expiration date.

    The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

    THE METHOD OF DELIVERY OF UNREGISTERED NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND ANY LETTER OF TRANSMITTAL OR UNREGISTERED NOTES TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner whose unregistered notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's unregistered notes, either make appropriate arrangements to register ownership of the unregistered notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless unregistered notes tendered pursuant thereto are tendered:

    - by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal; or

    - for the account of an eligible institution.

    If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "eligible institution").

    If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes listed therein, the unregistered notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the unregistered notes.

    If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered unregistered notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all unregistered notes not properly tendered or any unregistered notes that would, in the opinion of counsel, be unlawful to accept. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of unregistered notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of
transmittal, as soon as practicable following         , 1999, unless the
exchange offer is extended.

    In addition, we reserve the right in our sole discretion to purchase or make offers for any unregistered notes that remain outstanding after the expiration date or, as set forth under "--Conditions to the exchange offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase unregistered notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

    By tendering, each holder will represent to us that, among other things:

    - the registered notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such registered notes, whether or not such person is the registered holder;

    - the holder is not engaging in and does not intend to engage in a distribution of such registered notes;

    - the holder does not have an arrangement or understanding with any person to participate in the distribution of such registered notes; and

    - the holder is not our "affiliate," as defined under Rule 405 of the Securities Act of 1933.

    In all cases, issuance of registered notes for unregistered notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such unregistered notes or a timely Book-Entry Confirmation of such unregistered notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal) and all other required documents. If any tendered unregistered notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if unregistered notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged unregistered notes will be returned without expense to the tendering Holder thereof (or, in the case of unregistered notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer

Facility pursuant to the book-entry transfer procedures described below, such nonexchanged unregistered notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the exchange offer.

    Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

    The exchange agent will make a request to establish an account in respect of the unregistered notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of unregistered notes being tendered by causing the Book-Entry Transfer Facility to transfer such unregistered notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of unregistered notes may be effected through book-entry transfer at the Book- Entry Transfer Facility, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "--Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

    DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system in lieu of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender unregistered notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the unregistered notes desires to tender such unregistered notes and the unregistered notes are not immediately available, or time will not permit such holder's unregistered notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

    - the tender is made through an eligible institution;

    - prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of unregistered notes and the amount of unregistered notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered unregistered notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

    - the certificates for all physically tendered unregistered notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

    Tenders of unregistered notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

    For a withdrawal of a tender of unregistered notes to be effective, a written or (for DTC participants) electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

    - specify the name of the person having deposited the unregistered notes to be withdrawn;

    - identify the unregistered notes to be withdrawn (including the certificate number or numbers and principal amount of such unregistered notes);

    - in the case of a written notice of withdrawal, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such unregistered notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such unregistered notes into the name of the person withdrawing the tender; and

    - specify the name in which any such unregistered notes are to be registered, if different from that of the person having deposited the unregistered notes.

    All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by us. Such determination shall be final and binding on all parties. Any unregistered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any unregistered notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn unregistered notes may be retendered by following one of the procedures under "--Procedures for Tendering" at any time on or prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue registered notes in exchange for, any unregistered notes and may terminate or amend the exchange offer if, at any time before the acceptance of such unregistered notes for exchange or the exchange of the registered notes for such unregistered notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Securities and Exchange Commission or any order of any governmental agency or court of competent jurisdiction.

    The foregoing conditions are for the our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in its sole discretion. Our failure to exercise any of the foregoing rights at any time shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, we will not accept for exchange any unregistered notes tendered, and no registered notes will be issued in exchange for any such unregistered notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

    All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                              THE BANK OF NEW YORK


      BY REGISTERED OR CERTIFIED MAIL:                BY HAND OR OVERNIGHT DELIVERY:
            The Bank of New York                           The Bank of New York
             101 Barclay Street                             101 Barclay Street
                  Floor 7-E                           Corporate Trust Services Window
          New York, New York 10286                             Ground Level
           Attention: Chris Brown                        New York, New York 10286
                                                          Attention: Chris Brown

                                 BY FACSIMILE:
                          (ELIGIBLE INSTITUTIONS ONLY)
                                 (212) 815-6339
                               FOR INFORMATION OR
                           CONFIRMATION BY TELEPHONE:
                                 (212) 815-4997
    Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

FEES AND EXPENSES

    We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate such expenses to be
$      , which includes fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

TRANSFER TAXES

    Holders who tender their unregistered notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register registered notes in the name of, or request that unregistered notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                        DESCRIPTION OF REGISTERED NOTES

    You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "World Color" refers only to World Color Press, Inc. and not to any of its subsidiaries.

    World Color will issue the registered notes under an indenture between itself and The Bank of New York, as trustee. The terms of the registered notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

    The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these registered notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus.

BRIEF DESCRIPTION OF THE REGISTERED NOTES

    The registered notes:

    - are general unsecured obligations of World Color;

    - are subordinated in right of payment to all existing and future Senior Indebtedness of World Color;

    - are senior in right of payment to any future subordinated Indebtedness of World Color; and

    - are equal in right of payment with our existing senior subordinated indebtedness.

    Assuming we had completed the February notes offering and the November notes offering and had applied the respective net proceeds as intended, as of December 27, 1998, World Color would have had total Senior Indebtedness of approximately $394.3 million. As indicated above and as discussed in detail below under the subheading "Subordination," payments on the registered notes will be subordinated to the payment of Senior Indebtedness. The indenture permits us to incur additional Senior Indebtedness.

    As of the date of the indenture, all of our subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the subheading "Certain Covenants--Investments in Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

    Because the operations of World Color are conducted partially through its subsidiaries, World Color's cash flow and consequent ability to service its indebtedness, including the registered notes, is partially dependent upon the earnings of such subsidiaries and the distribution of those earnings to World Color or upon loans or other payments of funds by such subsidiaries to World Color. The subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due with respect to the registered notes or to make any funds available therefor, whether by dividends, loans or other payments.

PRINCIPAL, MATURITY AND INTEREST

    World Color will issue registered notes with a maximum aggregate principal amount of $300.0 million. We will issue registered notes in denominations of $1,000 and integral multiples of $1,000. The registered notes will mature on November 15, 2008.

    Interest on the registered notes will accrue at the rate of 8 3/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 1999. We will make each interest payment to the Holders of record of the registered notes on the immediately preceding May 1 and November 1.

    Interest on the registered notes will accrue from the date of original issuance, or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Additional interest ("Liquidated Damages") may accrue on the registered notes in certain circumstances pursuant to the Registration Rights Agreement. References herein to "interest" shall include Liquidated Damages, if any, due in respect of the registered notes.

METHODS OF RECEIVING PAYMENTS ON THE REGISTERED NOTES

    If a Holder has given wire transfer instructions to World Color, we will make all principal, premium and interest and Liquidated Damages, if any, on that Holder's registered notes in accordance with those instructions. All other payments on the registered notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE REGISTERED NOTES

    The Trustee will initially act as Paying Agent and Registrar. World Color may change the Paying Agent or Registrar without prior notice to the Holders of the registered notes, and World Color or any of its Subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange registered notes in accordance with the indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and World Color may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. World Color is not required to transfer or exchange any registered note selected for redemption. Also, we are not required to transfer or exchange any registered note for a period of 15 days before a selection of registered notes to be redeemed.

    The registered Holder of a registered note will be treated as the owner of it for all purposes.

OPTIONAL REDEMPTION

    At any time prior to November 15, 2001, World Color may redeem up to 40% of the registered notes with the net proceeds from any public offering of Equity Interests of World Color (other than Redeemable Stock) at a redemption price equal to 108.375% of the principal thereof, plus accrued and unpaid interest to the Redemption Date, PROVIDED that:

        (1) at least 60% in aggregate principal amount of the registered notes originally issued must remain outstanding after each such redemption; and

        (2) the redemption must occur on or prior to 120 days of the receipt of the proceeds of such offering of Equity Interests.

    Except pursuant to the preceding paragraph, the registered notes will not be redeemable at World Color's option prior to November 15, 2003. After November 15, 2003, the registered notes are redeemable at World Color's option. The registered notes will be subject to redemption at the option of World Color, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount) set forth in the table below, plus accrued and unpaid interest thereon to the applicable Redemption Date, if redeemed during the twelve-month period beginning:

DATE                                                                               PERCENTAGE
---------------------------------------------------------------------------------  -----------
November 15, 2003................................................................     104.188%
November 15, 2004................................................................     102.792%
November 15, 2005................................................................     101.396%
November 15, 2006 and thereafter.................................................     100.000%

MANDATORY REDEMPTION

    Except as set forth below under "Certain Covenants--Limitations on Asset Sales," World Color is not required to make mandatory redemption or sinking fund payments with respect to the registered notes.

SELECTION AND NOTICE

    In case of a partial redemption, selection of the registered notes or portion thereof for redemption shall be made by the trustee by lot, pro rata or in such manner as it shall deem appropriate and fair and in such manner as complies with any applicable legal requirements. Registered notes may be redeemed in part in multiples of $1,000 principal amount only. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder whose registered notes are to be redeemed at the last address for such Holder then shown on the registry books. If any registered note is to be redeemed in part only, the notice of redemption that relates to such registered note shall state the portion of the principal amount thereof to be redeemed. A new registered note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original registered note. On and after any redemption date, interest will cease to accrue on the registered notes or part thereof called for redemption as long as World Color has deposited with the Paying Agent funds in satisfaction of the redemption price pursuant to the indenture.

SUBORDINATION

    The payment of the principal of and premium, if any, and interest on the registered notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred, including any interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against World Color in a bankruptcy case under Title 11 of the United States Code.

    Upon any distribution of assets of World Color of any kind or character, whether in cash, property or securities upon any dissolution, winding up, total or partial liquidation or reorganization of World Color (including, without limitation, in bankruptcy, insolvency, or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of World Color's assets and liabilities), the holders of Senior Indebtedness shall first be entitled to receive payment in full in cash or cash equivalents of all amounts payable under Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness whether or not interest is an allowed claim enforceable against World Color in any such proceeding) before the holders of registered notes will be entitled to receive any payment with respect to the registered notes, and until all Obligations with respect to Senior Indebtedness are paid in full in cash or cash equivalents, any distribution to which the holders of registered notes would be entitled shall be made to the holders of Senior Indebtedness.

    No direct or indirect payment by or on behalf of World Color of principal of, premium, if any, or interest on the registered notes whether pursuant to the terms of the registered notes or upon acceleration or otherwise shall be made if, at the time of such payment there exists a default in the payment of all or any portion of principal of, premium, if any, or interest on any Designated Senior Debt (and the trustee has received written notice thereof), and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of the Designated Senior Debt. In addition, during the continuance of any other event of default with respect to:

        (1) the Credit Facility pursuant to which the maturity thereof may be accelerated, upon the occurrence of (a) receipt by the trustee of written notice from the Credit Agent, or (b) if such event of default results from the acceleration of the registered notes, the date of such acceleration, no such payment may be made by World Color upon or in respect of the registered notes for a period ("Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 179 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the trustee from the Credit Agent); or

        (2) any other Designated Senior Debt, upon receipt by the trustee of written notice from the trustee or other representative for the holders of such Designated Senior Debt (or the holders of at least a majority in principal amount of such other Designated Senior Debt then outstanding), no such payment may be made by or on behalf of World Color upon or in respect of the registered notes for a Payment Blockage Period commencing on the date of receipt of such notice and ending 119 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from such trustee or other representative commencing the Payment Blockage Period).

    Notwithstanding anything herein to the contrary, in no event will a Payment Blockage Period extend beyond 179 days from the date on which such Payment Blockage Period was commenced. Not more than one Payment Blockage Period may be commenced with respect to the registered notes during any period of 360 consecutive days; PROVIDED that the commencement of a Payment Blockage Period by the holders of Designated Senior Debt other than under the Credit Facility shall not bar the commencement of another Payment Blockage Period by the Credit Agent within such period of 360 consecutive days. For all purposes of these subordination provisions, no event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the representative of such Designated Senior Debt whether or not within a period of 360 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

    The indenture will further require that World Color promptly notify holders of Senior Indebtedness if payment of the registered notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of registered notes may recover less ratably than creditors of the World Color who are holders of Senior Indebtedness. On a pro forma basis, after giving effect to the February notes offering, the November notes offering and the application of the proceeds therefrom (including the redemption of World Color's 9 1/8% Senior Subordinated Notes due 2003), the principal amount of Senior Indebtedness outstanding as of December 27, 1998 would have been approximately $394.3 million. The indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that World Color and its subsidiaries can incur. See "--Certain Covenants."

    However, the registered notes will be structurally subordinated to all liabilities of World Color's subsidiaries, including trade payables, capitalized lease obligations and indebtedness that may be incurred by World Color's subsidiaries. Any right of World Color to receive assets of any subsidiary upon such subsidiary's liquidation or reorganization will be structurally subordinated to the claims of that subsidiary's creditors, except to the extent that World Color is itself recognized as a creditor of such subsidiary, in which case the claims of World Color would still be subject to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to that held by World Color and may otherwise be challenged in a liquidation or reorganization proceeding.

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    "DESIGNATED SENIOR DEBT" means (i) the Senior Bank Debt and (ii) any other
Senior Indebtedness permitted under the indenture having a principal amount of at least $30.0 million that is designated as "Designated Senior Indebtedness" by written notice from World Color to the trustee.

    "SENIOR BANK DEBT" means Indebtedness and all other monetary obligations of every nature outstanding under the Credit Facility, including letters of credit and reimbursement obligations in respect thereof and letters of credit and reimbursement obligations in respect of letters of credit issued by lenders party to the Credit Facility.

    "SENIOR INDEBTEDNESS" means (i) the Senior Bank Debt and (ii) any other indebtedness permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the registered notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (a) Indebtedness that is expressly subordinate or junior in right of payment to any Indebtedness of World Color, (b) Indebtedness that is represented by Redeemable Stock, (c) any liability for federal, state, local or other taxes owed or owing by World Color, (d) Indebtedness of World Color to any Subsidiary or any other Affiliate of World Color, (e) trade payables, (f) Indebtedness that is incurred in violation of the Indenture (other than Senior Bank Debt), (g) the 6% Convertible Notes and (h) World Color's
7 3/4% Senior Subordinated Notes due 2009.

CERTAIN COVENANTS

    LIMITATIONS ON RESTRICTED PAYMENTS. World Color shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (w) declare or pay any dividend or make any distribution on account of World Color's or any of its Restricted Subsidiaries' Capital Stock or other Equity Interests (other than (A) dividends or distributions payable in Equity Interests (other than Redeemable Stock) of World Color or such Restricted Subsidiary of World Color or (B) dividends or distributions payable by a Restricted Subsidiary of World Color so long as, in the case of any dividend or distribution payable on any class or series of securities issued by a Restricted Subsidiary other than a wholly-owned Restricted Subsidiary, World Color or a Restricted Subsidiary of World Color receives at least its pro rata share of such dividend or distribution in accordance with its equity interest in such class or series of securities);

        (x) purchase, redeem or otherwise acquire or retire for value any Equity Interests of World Color or any of its Restricted Subsidiaries (other than any such Equity Interests purchased from World Color or any of its Restricted Subsidiaries);

        (y) voluntarily prepay any Indebtedness that is subordinated to the Notes (other than in connection with (A) any extension, refinancing, renewal, replacement, substitution or refunding thereof permitted by the terms of the Indenture, (B) Indebtedness between World Color and a Restricted Subsidiary of World Color or between Restricted Subsidiaries of World Color or (C) any Indebtedness permitted by clauses (4) and (8) of the second paragraph of the "Incurrence of Indebtedness" covenant); or

        (z) make any Restricted Investments

    (the foregoing actions set forth in clauses (w) through (z) being referred to as "Restricted Payments"), if:

        (1) a Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or shall occur as a consequence thereof; or

        (2) immediately after such Restricted Payment and after giving effect thereto on a pro forma basis, World Color could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Incurrence of Indebtedness" covenant (without giving effect to clauses (1) through (17) of the second paragraph thereof); or

        (3) such Restricted Payment, together with the aggregate of:

           (a) all other Restricted Payments made after the Issue Date; PLUS

           (b) the amount, if any, by which the net amount of Investments in all Unrestricted Subsidiaries (determined by subtracting (A) the aggregate amount of all Transfers (valued as provided in the definition of "Investment") from each Unrestricted Subsidiary to World Color or its Restricted Subsidiaries from and after the Issue Date through and including the relevant date of determination (calculated in accordance with the penultimate paragraph of this "Limitations on Restricted Payments " covenant) from (B) the aggregate amount of all Investments in such Unrestricted Subsidiary made by World Color and its Restricted Subsidiaries from and after the Issue Date through and including the relevant date of determination, but in any case not below zero) exceeds $40.0 million; EXCEEDS

           (c) the sum of:

               (A) 50% of the amount of the Adjusted Consolidated Net Income (other than amounts, if any, included in the preceding clause (3)(b)) of World Color for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately after the Issue Date through the end of World Color's fiscal quarter ending immediately prior to the time of such Restricted Payment (or, if Adjusted Consolidated Net Income for such period is a deficit, 100% of such deficit); PLUS

               (B) 50% of the aggregate amortization of intangibles for the period specified in subclause (c)(A) of this clause (3); PLUS

               (C) 100% of the aggregate amounts contributed to the capital of World Color from and after the Issue Date; PLUS

               (D) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by World Color from (1) the issue or sale of Equity Interests of World Color (other than such Equity Interests issued or sold to a Restricted Subsidiary of World Color and other than Redeemable Stock) or any Indebtedness or security convertible into or exchangeable for any such Equity Interest that has been so converted or exchanged, (2) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to World Color or any Restricted Subsidiary of World Color from the proceeds of such sale or (3) the sale or other disposition of Restricted Investments made by World Color and its Restricted Subsidiaries, in each case from and after the Issue Date; PLUS

               (E) 100% of the aggregate net cash proceeds received by World Color from the issue and sale of the 6% Convertible Notes if and to the extent such 6% Convertible Notes are converted into Common Stock of the Company.

        The foregoing provisions will not prohibit:

        (1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration thereof such payment would have complied with the provisions of the indenture;

        (2) (a) the retirement of any Equity Interests of World Color (the "Retired Equity Interests") either in exchange for or out of the net proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of other Equity Interests of World Color (the "Refunding Equity Interests") other than any Redeemable Stock and (b) if immediately prior to retirement of any Retired Equity

    Interest the declaration and payment of dividends thereon was permitted under clause (4) of this paragraph, the declaration and payment of dividends on the Refunding Equity Interest in an aggregate amount per year no greater than the aggregate amount of dividends per year that was declarable and payable on such Retired Equity Interest issued in connection with such retirement immediately prior to such retirement;

        (3) the repurchase, redemption or other acquisition or retirement for value of (a) any Equity Interests of World Color issued to present and former members of management of World Color and its Subsidiaries and certain of their former affiliates pursuant to agreements in effect on the Issue Date and (b) Equity Interests of World Color issued after the Issue Date to members of management of World Color and its Subsidiaries pursuant to agreements executed after the Issue Date containing provisions for the repurchase of such Equity Interests upon death, disability or termination of employment of such persons which are substantially identical to those contained in the agreements in effect on the Issue Date;

        (4) the declaration and payment of dividends on World Color's Common Stock of up to 6% per annum of the net proceeds received by World Color in the initial public offering of its Common Stock and any subsequent public offerings of World Color's Common Stock;

        (5) the repurchase, redemption or other acquisition or retirement for value of Indebtedness of World Color which is subordinated in right of payment to the registered notes either in exchange for or out of the proceeds of the issuance of Equity Interests (other than Redeemable Stock) of World Color;

        (6) the declaration and payment of dividends to holders of any class or series of World Color's preferred stock issued after the Issue Date (including, without limitation, the declaration and payment of dividends on Refunding Equity Interest in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph); PROVIDED that at the time of such issuance World Color's Fixed Charge Coverage Ratio, after giving effect to such issuance, would be greater than 1.25 to 1;

        (7) the redemption, repurchase or other acquisition or retirement for value of any Indebtedness of World Color which is subordinated in right of payment to the registered notes (a) with the proceeds of, or in exchange for, Indebtedness incurred pursuant to clause (9) of the second paragraph of the "Incurrence of Indebtedness" covenant or (b) if, after giving effect to such redemption, repurchase or retirement, World Color could incur at least $1.00 of Indebtedness under the first paragraph of the "Incurrence of Indebtedness" covenant (without giving effect to clauses (1) through (17) of the second paragraph thereof);

        (8) the purchase, redemption or other acquisition or retirement for value of any Equity Interest of a Restricted Subsidiary of World Color that is not a wholly owned Subsidiary to the extent such purchase, redemption or other acquisition or retirement constitutes a Permitted Investment; PROVIDED that in determining the aggregate amount expended for Restricted Payments in accordance with paragraph (3) of the first paragraph in this "Limitations on Restricted Payments" covenant, (a) no amounts expended under clauses (2)(a),
    (5), (7) and (8) of this paragraph shall be included and (b) 100% of the amounts expended under clauses (1), (2)(b), (3), (4) and (6) of this paragraph shall be included.

    In determining the net amount of Investments in Unrestricted Subsidiaries pursuant to clause (3)(b) of the first paragraph of this "Limitations on Restricted Payments" covenant on any relevant date of determination, (i) all Transfers which would not be included in the Adjusted Consolidated Net Income of World Color for the relevant period will be applied to reduce the aggregate amount of Investments in Unrestricted Subsidiaries before any Transfer which would be included in the Adjusted Consolidated Net Income of World Color for the relevant period shall be so applied AND (ii) no Transfer (or portion thereof) which would be included in the Adjusted Consolidated Net Income of World Color for the relevant period will be applied to reduce the aggregate amount of Investments in Unrestricted Subsidiaries if, prior to or as a result of the application of such Transfer, the net amount of Investments in Unrestricted Subsidiaries (after taking into account all prior applications of Transfers) is or would be $40.0 million or less.

    Not later than the date of making any Restricted Payment, World Color shall deliver to the trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Limitations on Restricted Payments" covenant were computed, which calculations may be based on World Color's latest available internal financial statements.

    INVESTMENTS IN UNRESTRICTED SUBSIDIARIES. World Color shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make any Investment in any Unrestricted Subsidiary, if at the time of such Investment:

        (1) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

        (2) the amount of such Investment exceeds the amount then permitted to be used to make Restricted Payments pursuant to clause (3) of the first paragraph under "Limitations on Restricted Payments;" or

        (3) immediately after such Investment and after giving effect thereto on a pro forma basis deducting from Consolidated Net Income the amount of any Investment World Color has made in an Unrestricted Subsidiary during the four full fiscal quarters last preceding the date of such Investment, World Color would not be permitted to incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Incurrence of Indebtedness" covenant (without giving effect to clauses (1) through (17) of the second paragraph thereof).

    Notwithstanding clauses (2) or (3) of this paragraph or any other provision of the Indenture, World Color shall be permitted to make Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $40.0 million at any one time outstanding. The amount by which the aggregate of all Investments in Unrestricted Subsidiaries exceeds $40.0 million at any one time outstanding shall be counted in determining the aggregate permissible amount of Restricted Payments pursuant to clause (3) of the first paragraph under "Limitations on Restricted Payments" covenant. The net amount of Investments in Unrestricted Subsidiaries that:

        (1) exceeds $40.0 million will be reduced by all Transfers from Unrestricted Subsidiaries to World Color and its Restricted Subsidiaries in accordance with clause (3)(b) of the first paragraph and the penultimate paragraph of the "Limitations on Restricted Payments" covenant; and

        (2) is less than or equal to $40.0 million shall be reduced by the amount of all Transfers which would not be included in the Adjusted Consolidated Net Income of World Color.

    World Color will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary, except in compliance with the last sentence of the definition of "Unrestricted Subsidiary."

    Not later than the date of making any Investment described above, World Color will deliver to the trustee an Officer's Certificate stating that such Investment is permitted and setting forth the basis upon which the calculations required by the "Investments in Unrestricted Subsidiaries" covenant were computed, which calculations may be based on World Color's latest available internal financial statements.

    INCURRENCE OF INDEBTEDNESS. World Color will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness unless World Color's Fixed Charge Coverage Ratio for its four full fiscal quarters ending immediately prior to the date such additional Indebtedness is created, incurred, issued, assumed or guaranteed would have been at least 2.25 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds of such Indebtedness) as if the additional

Indebtedness had been created, incurred, issued, assumed or guaranteed at the beginning of such four-quarter period.

    The foregoing limitations will not apply to the incurrence of:

        (1) Indebtedness pursuant to the Credit Facility (PROVIDED that the principal amount of such Indebtedness shall not exceed the aggregate amount of the commitments under the Credit Facility on the Issue Date PLUS the amount of Indebtedness under the Credit Facility incurred (A) as additional Indebtedness permitted under clause (8) of this paragraph and which reduces the amount of Indebtedness otherwise permitted under said clause (8), (B) as additional Indebtedness permitted under the first paragraph of this "Incurrence of Indebtedness" covenant or (C) as reimbursement obligations with respect to letters of credit permitted under clause (7) below);

        (2) Existing Indebtedness;

        (3) Indebtedness represented by the registered notes;

        (4) Capital Lease Obligations;

        (5) Indebtedness constituting purchase money obligations for property acquired in the ordinary course of business or other similar financing transactions;

        (6) Indebtedness incurred in connection with capital expenditures;

        (7) Indebtedness constituting reimbursement obligations with respect to letters of credit, including, without limitation, letters of credit in respect of workers' compensation claims, issued for the account of World Color or a Restricted Subsidiary of World Color in the ordinary course of business, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

        (8) additional Indebtedness in an aggregate principal amount equal to the greater of (a) $75.0 million in the aggregate at any one time outstanding for World Color and its Restricted Subsidiaries and (b)(A) 10% of the Consolidated Net Worth of World Color at the time of incurrence by World Color and (B) 10% of the Consolidated Net Worth of any Restricted Subsidiary of World Color at the time of incurrence by such Restricted Subsidiary;

        (9) Indebtedness created, incurred, issued, assumed or given in exchange for, or the proceeds of which are used to, extend, refinance, renew, replace, substitute or refund any Indebtedness permitted under the indenture or any Indebtedness issued to so extend, refinance, renew, replace, substitute or refund such Indebtedness, including any additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness"); PROVIDED, that (a) the principal amount of such Refinancing Indebtedness shall not exceed the outstanding principal amount of Indebtedness (including unused commitments) so extended, refinanced, renewed, replaced, substituted or refunded PLUS any amounts incurred to pay premiums and fees in connection therewith, (b) in the case of Refinancing Indebtedness for Indebtedness permitted under clause (2) of this paragraph, the Refinancing Indebtedness shall have an Average Life equal to or greater than the Average Life of the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and (c) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated to the registered notes, such Refinancing Indebtedness is subordinated to the registered notes at least to the same extent as the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded; and PROVIDED FURTHER that subclauses (b) and (c) of this clause (9) will not apply to any refunding or refinancing of any Senior Indebtedness;

        (10) intercompany Indebtedness incurred in connection with Investments in Unrestricted Subsidiaries; provided that such Investments are permitted by the "Limitations on Restricted Payments" covenant and the "Investments in Unrestricted Subsidiaries" covenant;

        (11) Indebtedness of any unconsolidated Subsidiary of World Color created after the Issue Date; PROVIDED that such Indebtedness is nonrecourse to World Color and its consolidated Restricted Subsidiaries and World Color and its consolidated Restricted Subsidiaries have no obligations with respect to such Indebtedness;

        (12) Indebtedness under Currency Agreements and Interest Rate Agreements, PROVIDED that in the case of Currency Agreements which relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of World Color outstanding other than as a result of fluctuations in foreign currency exchange rates;

        (13) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts, which will not be, and will not be deemed to be, inadvertent) drawn against insufficient funds in the ordinary course of business;

        (14) Indebtedness of an entity at the time it is acquired as a Restricted Subsidiary; PROVIDED that such Indebtedness was not incurred or assumed by such entity in connection with or in anticipation of such acquisition;

        (15) Indebtedness between World Color and any Restricted Subsidiary of World Color or between Restricted Subsidiaries of World Color;

        (16) guarantees by Restricted Subsidiaries of World Color of Indebtedness of World Color or any Restricted Subsidiary of World Color if the Indebtedness so guaranteed is permitted under the Indenture; and

        (17) World Color's Obligations arising from the repurchase, redemption or other acquisitions of Equity Interests from management investors to the extent permitted by the "Limitations on Restricted Payments" covenant.

    DIVIDENDS AND PAYMENT RESTRICTIONS. World Color shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

        (1) pay dividends or make any other distributions on its Capital Stock, or any other interest or participation in, or measured by, its profits, owned by World Color or any of its Restricted Subsidiaries, or pay any Indebtedness owed to World Color or any of its Restricted Subsidiaries,

        (2) make loans or advances to World Color or any of its Restricted Subsidiaries; or

        (3) transfer any of its properties or assets to World Color or any of its Restricted Subsidiaries,

        except for such encumbrances or restrictions existing under or by reason of:

           (A) the terms (as in effect on the Issue Date) of Existing Indebtedness;

           (B) the terms (as in effect on the Issue Date) of the Credit
       Facility;

           (C) the terms of Indebtedness of World Color incurred in accordance with the "Incurrence of Indebtedness" covenant; PROVIDED that the terms of any such Indebtedness constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than is otherwise permitted by this covenant at such time;

           (D) the terms of the indenture and the registered notes;

           (E) applicable law;

           (F) customary non-assignment provisions entered into in the ordinary course of business and consistent with past practices;

           (G) the terms of purchase money obligations for property acquired in the ordinary course of business, but only to the extent that such purchase money obligations restrict or prohibit the transfer of the property so acquired;

           (H) any encumbrance or restriction with respect to a Subsidiary of World Color that is not a Subsidiary of World Color on the Issue Date, which encumbrance or restriction is in existence at the time such person becomes a Subsidiary of World Color or is created on the date it becomes a Subsidiary of World Color;

           (I) any encumbrance or restriction with respect to a Subsidiary of World Color imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Subsidiary; or

           (J) any encumbrance or restriction existing under any amendment to, and any agreement which refinances or replaces, the agreements described in clauses (A), (B), (C) and (D); PROVIDED that the terms and conditions of any such encumbrances or restrictions contained in any such amendment or agreement constitute no greater encumbrance or restriction on the ability of any Restricted Subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than those under or pursuant to the agreement evidencing the Indebtedness or obligations so amended, refinanced or replaced.

    Nothing contained in this covenant shall prevent World Color or a Restricted Subsidiary from entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted by the "Limitations on Liens" covenant.

    LIMITATIONS ON LIENS. World Color shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any asset now owned or hereafter acquired by it, or any income or profits therefrom or assign or convey any right to receive income therefrom. Notwithstanding the foregoing, World Color or any Restricted Subsidiary of World Color may create or assume any Lien upon its properties or assets if World Color shall cause the registered notes to be equally and ratably secured with all other Indebtedness secured by such Lien for so long as such other Indebtedness shall be so secured.

    LIMITATIONS ON ASSET SALES. World Color shall not, and shall not permit any of its Restricted Subsidiaries (other than unconsolidated Restricted Subsidiaries) to, directly or indirectly, consummate any Asset Sale that results in Net Proceeds in excess of $45.0 million (including the sale of any of the stock of any Restricted Subsidiary) unless World Color applies the Net Proceeds from such Asset Sale to one or more of the following in such combination as it shall choose:

        (1) an investment in another asset or business in the same line of business as, or a line of business similar to that of, the line of business of World Color and its Subsidiaries; PROVIDED that such investment occurs on or prior to the later to occur of (x) if applicable, the date on which such proceeds are required to be applied pursuant to the express terms of the Credit Facility as in effect on the Issue Date and without regard to any waiver of such terms and (y) the 366th day following the date of such Asset Sale (the "Asset Sale Payment Date"); PROVIDED, FURTHER that if the terms of the Credit Facility do not restrict the use of such proceeds, the Asset Sale Payment Date shall be deemed to be the 366th day following the date of such Asset Sale;

        (2) a Net Proceeds Offer (as defined below) expiring on or prior the Asset Sale Payment Date; or

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
        (3) the purchase, redemption or other prepayment or repayment of outstanding Senior Indebtedness on or prior the Asset Sale Payment Date;

PROVIDED, HOWEVER, that if the net amount not invested pursuant to clause (1) above or applied pursuant to clause (3) above is less than $15.0 million (the "Excess Net Proceeds"), World Color will not be further obligated to offer to redeem registered notes pursuant to clause (2) above; and PROVIDED FURTHER, that for purposes of the foregoing calculation of Excess Net Proceeds the Company shall be required to repay any Senior Indebtedness that by its terms may be so repaid at the time of such calculation, prior to determining the Excess Net Proceeds.

    For purposes of clause (2) of the preceding paragraph, World Color will apply that portion of the Net Proceeds of the Asset Sale required to make a tender offer in accordance with applicable law (a "Net Proceeds Offer") to repurchase registered notes at a price not less than 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. Any Net Proceeds Offer will be made by World Color only if and to the extent permitted under, and subject to prior compliance with, the terms of any agreement governing Senior Indebtedness. If World Color commences a Net Proceeds Offer, securities of World Color ranking PARI PASSU in right of payment with the registered notes are outstanding at the commencement of such Net Proceeds Offer and the terms of such securities provide that a similar offer must be made with respect thereto, then the Net Proceeds Offer for the registered notes shall be made concurrently with such other offer and securities of each issue will be accepted pro rata in proportion to the aggregate principal amount of securities of each issue which the Holder of securities of such issue elect to have redeemed. After the last date on which Holders of the registered notes are permitted to tender their registered notes in a Net Proceeds Offer, World Color will not be restricted under the "Limitations on Asset Sales" covenant of the indenture as to its use of any remaining Net Proceeds available to make such Net Proceeds Offer but not used to redeem registered notes pursuant thereto.

    Notwithstanding any other provision of the indenture to the contrary, for a period of 120 days after the last date on which Holders of the registered notes are permitted to tender their registered notes in the Net Proceeds Offer, World Color may use any Net Proceeds available to make such Net Proceeds Offer but not used to redeem registered notes pursuant thereto, to purchase, redeem or otherwise acquire or retire for value any securities ranking junior in right of payment to the registered notes at a price, stated as a percentage of the principal amount of such junior securities, not greater than the price, stated as a percentage of the principal amount, offered in the Net Proceeds Offer, PROVIDED that, if the Net Proceeds Offer is for a principal amount (the "Net Proceeds Offer Amount") of registered notes less than the aggregate principal amount of registered notes then outstanding, then the Net Proceeds available by the Company for such a purchase, redemption or other acquisition or retirement for value of junior securities shall not exceed the Net Proceeds Offer Amount.

    The Credit Facility requires that the Company apply the net cash proceeds of asset sales (after deducting costs of sale, taxes and amounts applied to repay any indebtedness secured by the assets sold) to repay outstanding obligations under the Credit Facility, other than with respect to, among other things, (a) certain intercompany asset sales, (b) sales of residential homes purchased by the Company to facilitate employee hires or transfers and (c) any other sales of assets in one or a related series of transactions for less than $15.0 million (up to a maximum of $75.0 million during the term of the Credit Facility), and excluding the net cash proceeds from the sale of any printing equipment (as defined therein) to the extent that such net cash proceeds may be offset against cash expenditures made or committed by the Company for the purchase of other printing equipment during the Fiscal Year (as defined in the Credit Facility) in which such sale occurs or, to the extent such printing equipment is purchased on or prior to April 15 of the Fiscal Year immediately succeeding the Fiscal Year in which the printing equipment to be replaced was sold, the immediately preceding Fiscal Year.

    TRANSACTIONS WITH AFFILIATES. World Color shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) involving aggregate consideration in excess of $5.0 million for any one transaction with any Affiliate, except for:

        (1) transactions (including any investments, loans or advances by or to any Affiliate) in good faith the terms of which are fair and reasonable to World Color or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms that could be obtained by World Color or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arms' length basis between unaffiliated parties; PROVIDED that any such transaction will be deemed to be on terms that are fair and reasonable and that are at least as favorable as the terms that could be obtained by World Color or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arms' length basis between unaffiliated parties if (a) a majority of the directors of World Color unaffiliated with such Affiliate or, if there are no such directors, a majority of the directors of World Color approve such transaction or (b) World Color or such Restricted Subsidiary, as the case may be, delivers to the trustee and the Holders a written opinion of a nationally recognized investment banking firm stating that such transaction is fair to World Color or such Restricted Subsidiary from a financial point of view;

        (2) payments by World Color or any of its Restricted Subsidiaries to KKR or any affiliate thereof made pursuant to any financial advisory, financing, underwriting or placement agreement;

        (3) any Restricted Payment not otherwise prohibited under the "Limitations on Restricted Payments" covenant and any Investment not prohibited by the "Investments in Unrestricted Subsidiaries" covenant;

        (4) the payment of reasonable and customary regular fees to directors of World Color and its Subsidiaries who are not employees of World Color or its Subsidiaries;

        (5) payments to KKR that are not otherwise prohibited by the "Limitations on Restricted Payments" covenant;

        (6) loans to officers, directors and employees of World Color and its Subsidiaries for business or personal purposes and other loans and advances made in the ordinary course of business of World Color and its Subsidiaries;

        (7) transactions between or among any of World Color and its Restricted Subsidiaries; and

        (8) the payment by World Color of management fees to KKR and/or its affiliates.

    MERGER, CONSOLIDATION OR SALE OF ASSETS. World Color shall not in a single transaction or a series of related transactions consolidate with, or merge with or into, or directly or indirectly sell, transfer, lease or convey substantially all of its properties and assets, to another person (except any Restricted Subsidiary of World Color existing on the date of the indenture and except any Restricted Subsidiary of World Color created or acquired after the date of the indenture with a positive Consolidated Net Worth; PROVIDED that in connection with any merger of World Color with any such Subsidiary of World Color, no consideration (other than common stock in the surviving corporation or World Color) shall be issued or distributed to the stockholders of World Color) unless:

        (1) World Color shall be the continuing person, or the person (if other than World Color) formed by such consolidation or into which World Color is merged or to which the properties and assets of World Color are transferred shall be a corporation or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all of the obligations of World Color under the registered notes and the indenture;

        (2) immediately after giving effect to such transaction, no Default and no Event of Default under the indenture shall have occurred and be continuing;

        (3) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving entity is at least equal to the Consolidated Net Worth of World Color immediately prior to such transaction; and

        (4) immediately after giving effect to such transaction on a pro forma basis, the Fixed Charge Coverage Ratio of the surviving entity is at least 1:1; PROVIDED that if the Fixed Charge Coverage Ratio of World Color before giving effect to such transaction is within the range set forth in column
    (A) below, then the pro forma Fixed Charge Coverage Ratio of the surviving entity shall be at least equal to the lesser of (x) the ratio determined by multiplying the percentage set forth in Column B by the Fixed Charge Coverage Ratio of World Color prior to such transaction, and (y) the ratio set forth in Column C below:

       (A)                                                                              (B)        (C)
-----------------                                                                    ---------  ---------
1.11:1 to 1.99:1   ................................................................        90%      1.5:1
2.00:1 to 2.99:1   ................................................................        80%      2.1:1
3.00:1 to 3.99:1   ................................................................        70%      2.4:1
4.00:1 or more     ................................................................        60%      2.5:1

and PROVIDED, FURTHER, that if the pro forma Fixed Charge Coverage Ratio of the surviving entity is 3:1 or more, the calculation in the preceding proviso shall be inapplicable and such transaction shall be deemed to have complied with the requirements of this clause (4).

    SENIOR SUBORDINATED DEBT. The indenture provides that World Color shall not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is expressly by its terms subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the registered notes.

SUPPLEMENTAL INDENTURES

    The indenture permits World Color and the Trustee, without notice to or the consent of the Holders, to enter into one or more indentures supplemental hereto for certain specified purposes, including, without limitation:

        (1) to cure ambiguities, defects or inconsistencies (PROVIDED that such action shall not adversely affect the interests of the Holders in any respect);

        (2) to add additional covenants for the benefit of the Holders or to surrender any right or power conferred upon World Color in the indenture or to make any other change that does not adversely affect the rights of any Holder;

        (3) to provide for collateral for the registered notes;

        (4) to evidence the succession of another person to World Color and the assumption by any such successor of the obligations of World Color in accordance with Article V of the indenture and the reigstered notes;

        (5) to provide for uncertificated registered notes; and

        (6) to effect or maintain the qualification of the indenture under the TIA.

    Subject to the absolute and unconditional right of Holders to receive principal, premium and interest, other modifications, amendments or supplements to the indenture or the registered notes may be made with the consent of the Holders of not less than a majority in aggregate principal amount of the then outstanding registered notes and unregistered notes, taken as a whole, and such modifications, amendments or supplemental indentures will be binding on every Holder whether or not such Holder has consented thereto, PROVIDED that no such modification, amendment or supplemental indenture shall, without the consent of Holders of each outstanding registered note or unregistered note affected thereby, among other things:

        (1) change the percentage of principal amount of registered notes whose Holders must consent to an amendment, supplement or waiver of any provision of this indenture or the registered notes;

        (2) reduce the rate or extend the time for payment of interest on any registered note;

        (3) reduce the principal amount of any registered note or reduce the Purchase Price or the Redemption Price;

        (4) change the stated maturity of any registered note;

        (5) alter the redemption provisions of the indenture or the purchase price in connection with any repurchase of registered notes described in the "Limitations on Asset Sales" covenant in any manner adverse to any Holder;

        (6) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders or the rights of Holders to recover the principal or premium of, interest on, or redemption payment with respect to, any registered note;

        (7) make any changes relating to (a) the right of the trustee to file proof of claim in any bankruptcy or similar proceeding, or (b) the limitation on the right of Holders to direct the trustee to institute legal proceedings with respect to the indenture or to such provision;

        (8) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the registered notes or that resulted from a failure to comply with the "Limitations on Asset Sales" covenant;

        (9) make the principal of, or the interest on, any registered note payable with anything or in any manner other than as provided for in this indenture and the registered notes as in effect on the date hereof; or

        (10) make the registered notes subordinated in right of payment to any extent or under any circumstances to any other indebtedness, except to the extent no less favorable to the Holders than would be consistent with the indenture as in effect on the Issue Date.

EVENTS OR DEFAULT AND REMEDIES

    Events of Default under the indenture include the following:

        (1) a default in the payment of interest on any registered notes when the same shall become due and payable and the continuance of such default for a period of 30 days;

        (2) a default in the payment of all or any part of the principal of (or premium, if any, on), the registered notes when and as the same shall become due and payable at maturity, or upon acceleration, redemption or otherwise including default in the payment of the purchase price required to be offered in a Net Proceeds Offer;

        (3) a failure by the Company to comply with any of the other agreements or covenants in or provisions of the registered notes or the indenture which failure continues for a period of 30 days after written notice specifying such failure and demanding that World Color remedy the same has been given to World Color by the trustee or to World Color and the trustee by Holders of at least 30% in aggregate principal amount of registered notes then outstanding;

        (4) a failure to pay the final scheduled principal installment in an amount of at least $20.0 million at the stated maturity date thereof (after giving effect to any applicable grace periods) under any mortgage, indenture or instrument under which there may be issued or evidenced any Indebtedness for borrowed money by World Color or any of its Restricted Subsidiaries (or the payment of which is guaranteed by World Color or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee is now existing or hereafter created;

        (5) a default under any mortgage, indenture or instrument under which there may be issued or evidenced any Indebtedness for borrowed money by World Color or any of its Restricted Subsidiaries (or the payment of which is guaranteed by World Color or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee is now existing or hereafter created if, as a result of such default, the maturity of such Indebtedness has been accelerated prior to its express maturity, and the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which the principal amount remains unpaid upon its final maturity (after giving effect to any extension of such maturity date by the holder of such Indebtedness and the expiration of any applicable grace period) or the maturity of which has been so accelerated, aggregates $20.0 million or more;

        (6) a final judgment or final judgments for the payment of money, or the issuance of any warrant of attachment against any portion of the property or the assets of World Color or any of its Restricted Subsidiaries, that in the aggregate, equal or exceed $10.0 million at any one time shall be entered against World Color or any of its Restricted Subsidiaries and such judgment or judgments or warrant of attachment shall not be discharged, satisfied, stayed, annulled or rescinded within 60 days of being entered, or in the case of any final judgment which provides for payment over time, from any applicable payment date; or

        (7) certain events of bankruptcy, insolvency or reorganization.

    If a Default or an Event of Default occurs and is continuing and if it is known to the trustee, the trustee shall mail to each Holder a notice of the Default or Event of Default within 30 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the trustee, unless such Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any registered note, the trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interest of the Holders of the registered notes.

    If an Event of Default (other than an Event of Default described in clause
(7) of the second preceding paragraph), shall occur and be continuing then, and in every such case, unless the principal of all the registered notes shall have already become due and payable, either the trustee or the Holders of not less than 30% (or 25% in the case of an Event of Default with respect to payment of principal of or interest on the registered notes and unregistered notes, taken as a whole) in aggregate principal amount of the then outstanding registered notes and unregistered notes, taken as a whole, by notice in writing to World Color (and to the trustee if given by Holders) may declare all of the unpaid principal of, premium if any, and accrued interest thereon to be due and payable immediately, PROVIDED, HOWEVER, that if any Senior Indebtedness is outstanding pursuant to the Credit Facility, upon a declaration of acceleration, such principal and interest shall be due and payable upon the earlier of (x) the day that is five business days after the provision to World Color and the Credit Agent of such written notice, unless such Event of Default is cured or waived prior to such date and (y) the date of acceleration of any Senior Indebtedness under the Credit Facility. In the event of a declaration of acceleration because of an Event of Default described in clause (4) or (5) of the second preceding paragraph has occurred and is continuing, such declaration of acceleration shall be automatically annulled if such payment default is cured or waived or the holders of the Indebtedness which is the subject of such event of default have rescinded their declaration of acceleration in respect of such Indebtedness within 60 days thereof and the trustee has received written notice of such cure, waiver or rescission and no other Event of Default described in clause (4) or
(5) of the second preceding paragraph has occurred that has not been cured or waived within 60 days of the declaration of such acceleration in respect thereof. If an Event of Default specified in clause (7) above occurs, all principal of, premium applicable to, and accrued interest on, all outstanding Notes shall become immediately due and payable without any declaration or other act on the part of the trustee or any Holder.

    The provisions described in the preceding paragraphs, however, are subject to the condition that if, at any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in aggregate principal amount of the then outstanding registered notes and unregistered notes, taken as a whole, by written notice to World Color and the trustee, may waive, on behalf of all Holders, a Default or an Event of Default if:

        (1) World Color has paid or deposited with the trustee a sum sufficient to pay (i) all overdue interest on all registered notes and unregistered notes, taken as a whole, (ii) the principal of (and premium, if any, applicable to) any registered notes and unregistered notes, taken as a whole, which would become due otherwise than by such declaration of acceleration, and interest thereon at the rate borne by the registered notes and unregistered notes, taken as a whole, (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the registered notes and unregistered notes, taken as a whole and (iv) all sums paid or advanced by the trustee under the indenture and the compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

        (2) all Events of Default, other than the nonpayment of the principal of registered notes and unregistered notes, taken as a whole which have become due solely by such declaration of acceleration, have been cured or waived. Notwithstanding the previous sentence, no waiver shall be effective for any Default or Event of Default in the payment of the principal of, premium, if any, or interest on any note held by a nonconsenting Holder or any Default or Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each then outstanding note, unless all such affected Holders agree, in writing, to waive such Default or Event of Default. No such waiver shall cure or waive any subsequent default or impair any right consequent thereon.

    Prior to the declaration of acceleration of the maturity of the registered notes and unregistered notes, taken as a whole, the Holder or Holders of not less than a majority in aggregate principal amount of the registered notes and unregistered notes, taken as a whole at the time outstanding by written notice to World Color and the trustee may waive on behalf of all the Holders any past default under the indenture and its consequence, except a default in the payment of principal of, or interest on any note or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding note affected. The trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the Holders unless such Holders have offered to the trustee reasonable security or indemnity. Subject to all the provisions of the indenture and applicable law, the Holders of a majority in aggregate principal amount of the registered notes and unregistered notes, taken as a whole at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee.

    World Color is required to furnish the trustee, forthwith upon becoming aware of any Default or Event of Default under the indenture, an Officers' Certificate specifying such default and within 120 days after the end of each fiscal year, an Officers' Certificate to the effect that the officers executing the same have conducted, or supervised, a review of the activities of World Color and its Subsidiaries and of performance under the indenture and that, to such officer's knowledge, based on their review, World Color has fulfilled all of its obligations under the indenture, or, if there has been a failure to comply with such obligations, describing such failure with particularity.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The indenture will provide that World Color may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding notes ("Legal Defeasance"). Such Legal Defeasance means that World Color shall be deemed to have paid and discharged the entire Indebtedness represented by, and the indenture shall cease to be of further effect as to, all outstanding notes except as to (1) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust funds; (2) World Color's obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (3) the rights, powers, trust, duties, and immunities of the trustee, and World Color's obligations in connection therewith; and (4) the Legal Defeasance provisions of the indenture. In addition, World Color may, at its option and at any time, elect to have the obligations of World Color released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and other insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1) World Color must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such notes, and the trustee, for the exclusive benefit of the Holders of the notes, must have a valid, perfected, exclusive security interest in such trust;

        (2) in the case of Legal Defeasance before the date that is one year prior to the stated maturity of the notes, World Color shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) World Color has received from, or there has been published by, the Internal Revenue Service, a ruling or
    (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3) in the case of Covenant Defeasance before the date that is one year prior to the stated maturity of the notes, World Color shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that the Holders of such notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

        (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which World Color or any of its Subsidiaries is a party or by which World Color or any of its Subsidiaries is bound;

        (6) World Color shall have delivered to the trustee an Officers' Certificate stating that the deposit was not made by World Color with the intent of preferring the Holders of such notes over any other creditors of World Color or with the intent of defeating, hindering, delaying or defrauding any other creditors of World Color or others; and

        (7) World Color shall have delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the Officers' Certificate, clauses
    (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2),
    (3) and (5) of this paragraph have been complied with.

    If the funds deposited with the trustee to effect Legal Defeasance or Covenant Defeasance are insufficient to pay the principal of premium, if any, and interest on the notes when due, then the obligations of World Color under the indenture will be revived and no such defeasance will be deemed to have occurred.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No past, present or future director, officer, employee, incorporator or stockholder of World Color, as such, shall have any liability for any obligations of World Color under the indenture or the notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission (the "Commission") that such a waiver is against public policy.

CONCERNING THE TRUSTEE

    The indenture contains certain limitations on the rights of the trustee, should it become a creditor of World Color, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; HOWEVER, if it acquires any conflicting interest it must eliminate such conflict within ninety days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the Holders, unless they shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    The indenture provides that World Color shall deliver to the trustee and mail to each Holder within 15 days after the filing of the same with the Commission, copies of the quarterly and annual report and of the information, documents and other reports, if any, which World Color is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The indenture further provides that, notwithstanding that World Color may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, World Color shall continue to file with the Commission and provide the trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. World Color shall also comply with the other provisions of TIA Section 314(a).

CERTAIN DEFINITIONS

    "ADJUSTED CONSOLIDATED NET INCOME" means, with respect to any person for any period, (1) the Consolidated Net Income of such person for such period, plus
(2) in the case of World Color and its Restricted Subsidiaries, all cash received during such period by World Color or any Restricted Subsidiary from its Unrestricted Subsidiaries from the payment of dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the notes and have a longer Average Life than the notes), but only to the extent such cash payments are not otherwise included in "Adjusted Consolidated Net Income." Each item of Adjusted Consolidated Net Income will be determined in conformity with GAAP, except that, for purposes of the application of Accounting Principles Board Opinions Nos. 16 and 17, such person may select an amortization practice allowable by GAAP up to 40 years, notwithstanding the use of a different amortization in such person's consolidated financial statements. Any designation of a Subsidiary of World Color as a Restricted Subsidiary or Unrestricted Subsidiary at or prior to the time of the calculation of Adjusted Consolidated Net Income of a Subsidiary will be treated as if it had occurred at the beginning of the applicable period.

    "AFFILIATE" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly the power to direct or cause the direction of the management or policies, of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "ASSET SALE" means, with respect to any person, in one or a series of related transactions, the sale, lease, conveyance, disposition or other transfer by the referent person of any of its assets (including by way of a sale-and-leaseback and including the sale or other transfer or issuance of any of the Capital Stock of any Subsidiary of the referent person); PROVIDED, that notwithstanding the foregoing, the term "Asset Sale" shall not include the sale, lease, conveyance, disposition or other transfer of (1) all or substantially all of the assets of World Color, as permitted pursuant to the "Merger, Consolidation or Sale of Assets" covenant, (2) any assets between World Color or any Restricted Subsidiary, (3) any sale, conveyance, disposition or other transfer of (a) cash and cash equivalents, (b) inventory in the ordinary course of business and (c) any other tangible or intangible asset, in each case in the ordinary course of business of World Color or its Subsidiaries, or (4) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof.

    "AVERAGE LIFE" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment or, in the case of Redeemable Stock, each successive scheduled mandatory redemption payment of such security or instrument multiplied by the amount of such principal payment or, in the case of Redeemable Stock, mandatory redemption payment by (2) the sum of all such principal payments or, in, the case of Redeemable Stock, mandatory redemption payment.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be required to be capitalized on the balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "CONSOLIDATED CASH FLOW" means, with respect to any person for any period, the Adjusted Consolidated Net Income of such person for such period plus:

        (1) provision for taxes based on income or profits to the extent such provision for taxes was included in computing Adjusted Consolidated Net Income; plus

        (2) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments); plus

        (3) depreciation, amortization and other non-cash charges to the extent such depreciation, amortization and other non-cash charges were deducted in computing Adjusted Consolidated Net Income (including amortization of goodwill and other intangibles);

PROVIDED, with respect to the calculation of World Color's Fixed Charge Coverage Ratio, that if, during such period, (a) such person or any of its Subsidiaries shall have made any Asset Sales (other than, in the case of World Color and its Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales), Consolidated Cash Flow of such person and its Subsidiaries for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable to the assets or Capital Stock which are the subject of such Asset Sales for such period or increased by an amount equal to the Consolidated Cash Flow (if negative), to the extent such Consolidated Cash Flow was included in computing Consolidated Cash Flow, directly attributable thereto for such period and (b) such person or any of its Subsidiaries (other than, in the case of World Color and its Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including, without limitation, any acquisition of assets or Capital Stock occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated Cash Flow of such person and its Subsidiaries shall be calculated (notwithstanding clause (3) of the definition of Consolidated Net Income) excluding any expenses which, in the good faith estimate of management, will be eliminated as a result of such acquisition, as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period.

    "CONSOLIDATED FIXED CHARGES" means, with respect to any person for any period, the (1) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments) and (2) amount of all cash dividend payments on all series of preferred stock, other than cash dividends on preferred stock of Unrestricted Subsidiaries and cash dividends paid to such person or its Subsidiaries (other than in the case of World Color and its Restricted Subsidiaries, Unrestricted Subsidiaries); PROVIDED that if, during such period (a) such person or any of its Subsidiaries shall have made any Asset Sales (other than in the case of World Color and its Subsidiaries, sales of the Capital Stock of or any assets of Unrestricted Subsidiaries which constitute Asset Sales), Consolidated Fixed Charges of such person and its Subsidiaries for such period shall be reduced by an amount equal to the Consolidated Fixed Charges directly attributable to the assets which are the subject of such Asset Sales for such period and (b) such person or any of its Subsidiaries (other than in the case of World Color and its Subsidiaries, Unrestricted Subsidiaries) has made any acquisition of assets or Capital Stock (occurring by merger or otherwise), including, without limitation, any acquisition of assets or Capital Stock occurring in connection with the transaction causing a calculation to be made hereunder, Consolidated Fixed Charges of such person and its Subsidiaries shall be calculated on a pro forma basis as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of such period; PROVIDED, HOWEVER, that with respect to World Color, its Consolidated Fixed Charges for any period shall be calculated as if the Refinancing had occurred at the beginning of such period.

    "CONSOLIDATED NET INCOME" means, with respect to any person for any period, the aggregate net income (or loss) of such person and its Subsidiaries (other than, in the case of World Color and its Subsidiaries, Unrestricted Subsidiaries) for such period, on a consolidated basis, determined in accordance

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with GAAP; PROVIDED that (1) the net income (or loss) of any person which is not a Subsidiary or is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or distributions (including tax sharing payments and loans or advances which are junior in right of payment to the notes and have a longer Average Life than the notes) paid to the referent person or a Subsidiary of the referent person (other than, in the case of World Color and its Restricted Subsidiaries, Unrestricted Subsidiaries),
(2) except to the extent includible pursuant to the foregoing clause (1), the income (or loss) of any person accrued prior to the date it becomes a Subsidiary of such person or is merged into or consolidated with such person or any of its Subsidiaries or that person's assets are acquired by such person or any of its Subsidiaries shall be excluded, (3) any gains or losses attributable to Asset Sales net of related tax costs or tax benefits, as the case may be, shall be excluded, (4) after-tax items classified as extraordinary gains or losses shall be excluded and (5) the cumulative effect of changes in accounting principles shall be excluded.

    "CONSOLIDATED NET WORTH" means, at any date of determination, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of the referent person and its Subsidiaries on a consolidated basis, less amounts attributable to Redeemable Stock, each item to be determined in conformity with GAAP (excluding the effects of (1) foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52 and (2) the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations).

    "CREDIT AGENT" means the agent or representative of the lenders under the Credit Facility.

    "CREDIT FACILITY" means the Second Amended and Restated Credit Agreement, dated as of June 6, 1996, as amended, by and among World Color, certain financial institutions parties thereto and Bankers Trust Company, as Administrative Agent, BA Securities, Inc., as Syndication Agent, and Citibank, N.A., as Documentation Agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, supplemented, renewed, refunded, refinanced, restructured or replaced from time to time (including without limitation, any extension of maturity thereof, or the inclusion of additional borrowers or guarantors thereunder).

    "CURRENCY AGREEMENT" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

    "EQUITY INTERESTS" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "EXISTING INDEBTEDNESS" means Indebtedness of World Color and its Subsidiaries (other than the Credit Facility) in existence on the Issue Date, until such amounts are repaid.

    "FIXED CHARGE COVERAGE RATIO" means the ratio of Consolidated Cash Flow to Consolidated Fixed Charges.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as approved by a significant segment of the accounting profession which are in effect in the United States at the time when and for the period as to which such accounting principles are to be applied.

    "HOLDER" means a person in whose name a note is registered. The Holder of a note will be treated as the owner of such note for all purposes.

    "INDEBTEDNESS" means, with respect to any person, any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or

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letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Currency Agreements and Interest Rate Agreements. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, PROVIDED that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be without duplication
(1) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (2) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

    "INTEREST EXPENSE" means, with respect to any person, for any period, the aggregate amount of interest in respect of Indebtedness (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net cost (benefit) associated with Interest Rate Agreements, and excluding amortization of deferred finance fees and interest recorded as accretion in the carrying value of liabilities (other than Indebtedness) recorded at a discounted value) and all but the principal component of rentals in respect of Capital Lease Obligations, paid, accrued or scheduled to be paid or accrued by such person during such period.

    "INTEREST RATE AGREEMENTS" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in interest rates.

    "INVESTMENT" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person. For the purposes of the "Limitations on Restricted Payments" and "Investments in Unrestricted Subsidiaries" covenants described above, (1) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of World Color in good faith.

    "ISSUE DATE" means the date of first issuance of the notes under the indenture.

    "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or

                                       72
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give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET PROCEEDS" means, with respect to any Asset Sale, the aggregate amount of U.S. Legal Tender (including any cash received by way of deferred payment pursuant to a note receivable issued in connection with such Asset Sale, other than the portion of such deferred payment constituting interest, and including any amounts received as disbursements or withdrawals from any escrow or similar account established in connection with any such Asset Sale, but, in each such case, only as and when so received) received by World Color or any of its Subsidiaries in respect of such Asset Sale, net of (1) the cash expenses of such sale (including, without limitation, the payment of principal, premium, if any, and interest on Indebtedness required to be paid as a result of such Asset Sale (other than pursuant to the "Limitations on Asset Sales" covenant) and legal, accounting and investment banking fees and sales commissions), (2) taxes paid or payable as a result thereof, (3) any portion of cash proceeds which World Color determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post closing adjustments payable by World Color or any of its Subsidiaries shall constitute Net Proceeds on such date and (4) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED INVESTMENTS"  means:

        (1) cash or Cash Equivalents;

        (2) investments that are in persons at least a majority of whose revenues are derived from commercial printing or prepress services or ancillary operations related thereto and that have the purpose of furthering the business operations of World Color;

        (3) advances to employees not in excess of $5.0 million at any one time outstanding;

        (4) accounts receivable created or acquired in the ordinary course of business;

        (5) obligations or shares of stock received in connection with any good faith settlement or bankruptcy proceeding involving a claim relating to a Permitted Investment;

        (6) evidences of Indebtedness, obligations or other investments not exceeding $5.0 million in the aggregate held at any one time by World Color or any of its Restricted Subsidiaries; and

        (7) Currency Agreements and other similar agreements designed to hedge against fluctuations in foreign exchange rates entered into in the ordinary course of business in connection with the operation of World Color's or its Subsidiaries businesses.

    "PERMITTED LIENS"  means:

        (1) Liens for taxes, assessments, governmental charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

        (2) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

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
        (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

        (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

        (5) easements, rights-of-way, zoning or other restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of World Color or any of its Subsidiaries incurred in the ordinary course of business;

        (6) Liens (including extensions, renewals and replacements thereof) upon real or tangible personal property acquired after the date of the indenture, PROVIDED, that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of the item of property subject thereto, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, (c) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and (d) the incurrence of such Indebtedness is permitted by the "Incurrence of Indebtedness" covenant;

        (7) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

        (8) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

        (9) judgment and attachment Liens not giving rise to an Event of Default;

        (10) leases or subleases granted to others not interfering in any material respect with the business of World Color or any of its Restricted Subsidiaries;

        (11) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the industry, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements;

        (12) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of World Color or its Subsidiaries;

        (13) Liens arising out of consignment or similar arrangements for the sale of goods entered into by World Color or any of its Subsidiaries in the ordinary course of business of World Color and its Subsidiaries;

        (14) any interest or title of a lessor in the property subject to any Capital Lease Obligation or operating lease;

        (15) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

        (16) Liens permitted by the Credit Facility as in effect on the Issue Date;

        (17) Liens securing Indebtedness described in clause (14) of the second paragraph of the "Incurrence of Indebtedness" covenant;

        (18) Liens securing Senior Indebtedness;

        (19) Liens between World Color and any Restricted Subsidiary or between Restricted Subsidiaries;

        (20) Liens securing letters of credit in an amount not to exceed $10.0 million in the aggregate at any one time;

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
        (21) additional Liens at any one time outstanding with respect to assets of World Color and its Restricted Subsidiaries the fair market value of which does not exceed $10.0 million on the date of determination;

        (22) Liens existing on the Issue Date and any extensions, renewals or replacements thereof; and

        (23) the Lien granted to the Trustee under the Indenture and any substantially equivalent Lien granted to any trustee or similar institution under any indenture for Indebtedness permitted by the terms of the Indenture.

    "REDEEMABLE STOCK" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the stated maturity of the notes), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the stated maturity of the notes, or is, by its terms or upon the happening of any event, redeemable at the option of the Holder thereof, in whole or in part, at any time prior to the stated maturity of the notes, except for Equity Interests of World Color issued to present and former members of management of World Color and its Subsidiaries and certain of their former affiliates pursuant to agreements in effect on the Issue Date and Equity Interests of World Color issued after the Issue Date to members of management of World Color and its Subsidiaries pursuant to agreements containing provisions for the repurchase of such Equity Interests upon death, disability or termination of employment of such persons which are substantially identical to those contained in the agreements in effect on the Issue Date.

    "RESTRICTED INVESTMENT" means any investment in, capital contribution, loan or advance to or purchase of Equity Interests in, any person that is not a wholly owned Subsidiary, or other transfer of assets to Subsidiaries or Affiliates that are not wholly owned (other than any such other transfer of assets to Subsidiaries or Affiliates that are not wholly owned in transactions the terms of which are fair and reasonable to the transferor and are at least as favorable as the terms that could be obtained by the transferor in a comparable transaction made on an arms' length basis between unaffiliated parties (1) as conclusively determined, for any such transfer involving aggregate consideration in excess of $5.0 million, by (a) a majority of the directors of the transferor that are unaffiliated with the transferee or, if there are no such directors, by a majority of the directors of the transferor or (b) an opinion of a nationally recognized investment banking firm stating that such transaction is fair to the transferor from a financial point of view, and (2) otherwise as conclusively determined by World Color), except in each case for Permitted Investments and any such Investments existing on the Issue Date.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of World Color which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors of World Color may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if, immediately after giving effect to such designation, World Color could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Incurrence of Indebtedness" covenant (without giving effect to clauses (1) through (17) of the second paragraph thereof), on a pro forma basis taking into account such designation.

    "SUBSIDIARY" of any person means any entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interest having ordinary voting power for the election of directors or other governing body of such entity are owned by such person directly and/or through one or more Subsidiaries.

    "TRANSFERS" means (1) any payment of interest on Indebtedness, dividends or repayments of loans or advances and (2) any other transfers of assets, in each case from an Unrestricted Subsidiary to World Color or any of its Restricted Subsidiaries.

    "UNRESTRICTED SUBSIDIARY" means (1) any Subsidiary of World Color which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of World Color, as PROVIDED below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of World Color may designate any Subsidiary of World Color (including any newly acquired or newly formed

                                       75
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Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any
Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of World Color which is not a Subsidiary of the Subsidiary to be so designated; PROVIDED that (1) World Color certifies that such designation complies with the covenants described above under "Limitations on Restricted Payments" and "Investments in Unrestricted Subsidiaries" and (2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of World Color or any of its Restricted Subsidiaries. The Board of Directors of World Color may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, that immediately after giving effect to such designation, World Color could incur at least $1.00 of additional Indebtedness pursuant to the "Incurrence of Indebtedness" covenant (without giving effect to clauses (1) through (17) of the second paragraph thereof) on a pro forma basis, giving effect to such designation.

BOOK-ENTRY; DELIVERY; FORM AND TRANSFER

    The notes will be in the form of one or more registered global notes without interest coupons (collectively, the "Global Notes"). Upon issuance, the Global Notes will be deposited with the trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Direct and Indirect participants (as defined below).

    Transfer of beneficial interests in any Global Notes will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

    The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Notes may be exchanged for notes in certificated form in certain limited circumstances. See "--Transfer of Interests in Global Notes for Certificated Notes."

    Initially, the Trustee will act as Paying Agent and Registrar. The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITARY PROCEDURES

    DTC has advised World Color that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Participants. The Direct Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Cedel. Access to DTC's system is also available to other entities that clear through or maintain a direct or indirect custodial relationship with a Direct Participant (collectively, the "Indirect Participants"). DTC may hold securities beneficially owned by other persons only through the Direct Participants or Indirect Participants and such other person's ownership interest and transfer of ownership interest will be recorded only on the records of the Direct Participant and/or Indirect Participant, and not on the records maintained by DTC.

    DTC has also advised World Color that, pursuant to DTC's procedures, DTC will credit the accounts of the Direct Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes allocated by the Initial Purchasers to such Direct Participants, and (ii) DTC will maintain records of the ownership interests of such Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interest in the Global Notes. Direct Participants and Indirect Participants must maintain their

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own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

    The laws of some states require that certain persons take physical delivery in definitive, certificated form of securities that they own. This may limit or curtail the ability to transfer beneficial interest in a Global Note to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take action in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the Notes see "-- Transfers of Interests in Global Notes for Certificated Notes."

    Except as described in "--Transfers of Interests in Global Notes for Certificated Notes," owners of beneficial interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

    Under the terms of the Indenture, World Color and the trustee will treat the persons in whose names the Notes are registered (including notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal, premium, Liquidated Damages, if any, and interest on Global Notes registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered holder under the indenture. Consequently, neither World Color or the Trustee nor any agent of World Color or the trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising, or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (ii) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

    DTC has advised World Color that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Notes as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the trustee or World Color. Neither World Color nor the trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the notes, and World Color and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

    The Global Notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the notes through Euroclear or CEDEL) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear or CEDEL, on the other hand, will be effected by Euroclear or CEDEL's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear or

CEDEL; HOWEVER, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines (Brussels time for Euroclear and UK time for CEDEL). Indirect Participants who hold interests in the Notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's Nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

    Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the notes through Euroclear or CEDEL purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or CEDEL during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Reg S Permanent Global Note to a DTC Participant until the European business day for Euroclear or CEDEL immediately following DTC's settlement date.

    DTC has advised World Color that it will take an action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Direct Participant or Direct Participants has or have given direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended Notes in certificated form, and to distribute such certificated forms of Notes to its Direct Participants. See "--Transfers of Interests in Global Notes for Certificated Notes."

    The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that World Color believes to be reliable, but World Color takes no responsibility for the accuracy thereof.

TRANSFERS OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES

    An entire Global Note may be exchanged for definitive Notes in registered, certificated form without interest coupons ("Certificated Notes") if (i) DTC (x) notifies World Color that it is unwilling or unable to continue as depositary for the Global Notes or (y) has ceased to be a clearing agency registered under the Exchange Act, and, in either case, World Color thereupon fails to appoint a successor depositary within 90 days, (ii) World Color, at its option, notifies the trustee in writing that it elects to cause the issuance of Certificated Notes or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In any such case, World Color will notify the trustee in writing that, upon surrender by the Direct and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and the DTC identify as being the beneficial owner of the related notes.

    Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interests in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC's customary procedures).

    Neither World Color nor the Trustee will be liable for any delay by the holder of the Global Notes or DTC in identifying the beneficial owners of Notes, and World Color and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

    The indenture will require that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Note. With respect to Certificated Notes, World Color will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. World Color expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a discussion of the material federal income tax considerations relevant to the exchange of unregistered notes for registered notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the registered notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

    EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING UNREGISTERED NOTES FOR REGISTERED NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF UNREGISTERED NOTES FOR REGISTERED NOTES

    The exchange of unregistered notes for registered notes pursuant to the exchange offer should not constitute a sale or an exchange for federal income tax purposes. The holder will have a basis for the registered notes equal to the basis of the unregistered notes and the holder's holding period for the registered notes will include the period during which the unregistered notes were held. Accordingly, such exchange should have no federal income tax consequences to holders of unregistered notes.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes pursuant to the exchange offer, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the consummation of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In
addition, until         , 1999, all dealers effecting transactions in the
registered notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

    For a period of 180 days after the registration statement is declared effective, the Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal or otherwise. The Company has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any broker-dealers and will indemnify holders of the unregistered notes (including any broker-dealers) against certain liabilities, including certain liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the registered notes will be passed upon for us by Latham & Watkins, New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the common stock of World Color. Such persons do not have the power to vote or dispose of such shares of common stock. In addition, Latham & Watkins has in the past provided, and may continue to provide, legal services to KKR and its affiliates.

                                    EXPERTS

    The consolidated financial statements as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997 included in this prospectus and the related financial statement schedule incorporated by reference from World Color's Annual Report on Form 10-K for the year ended December 28, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                  PAGE
                                                                                                             ---------

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 27, 1998 AND FOR THE NINE MONTHS ENDED
  SEPTEMBER 28, 1997 AND SEPTEMBER 27, 1998 (UNAUDITED)

  Condensed Consolidated Balance Sheet (Unaudited) as of September 27, 1998................................        F-2

  Condensed Consolidated Statements of Operations (Unaudited) for the Nine Months Ended September 28, 1997
    and September 27, 1998.................................................................................        F-3

  Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 28, 1997
    and September 27, 1998.................................................................................        F-4

  Notes to Condensed Consolidated Financial Statements (Unaudited).........................................        F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28,
  1997

  Independent Auditors' Report.............................................................................        F-7

  Consolidated Balance Sheets as of December 29, 1996 and December 28, 1997................................        F-8

  Consolidated Statements of Operations for the Years Ended December 31, 1995, December 29, 1996 and
    December 28, 1997......................................................................................        F-9

  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1995, December 29, 1996
    and December 28, 1997..................................................................................       F-10

  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, December 29, 1996 and
    December 28, 1997......................................................................................       F-11

  Notes to Consolidated Financial Statements...............................................................       F-12

                            WORLD COLOR PRESS, INC.

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     SEPTEMBER
                                                        27,
                                                        1998
                                                    ------------
ASSETS

Current Assets:
  Cash and cash equivalents.......................  $    23,621
  Accounts receivable--net........................      213,785
  Inventories.....................................      329,478
  Deferred income taxes...........................       16,473
  Other...........................................       46,350
                                                    ------------
      Total current assets........................      629,707
  Property, plant and equipment, at cost..........    1,611,854
  Accumulated depreciation and amortization.......     (698,976 )
                                                    ------------
    Property, plant and equipment--net............      912,878
  Goodwill--net...................................      668,580
  Other...........................................       92,041
                                                    ------------
TOTAL ASSETS......................................  $ 2,303,206
                                                    ------------
                                                    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses...........  $   343,626
  Current maturities of long-term debt............       37,881
                                                    ------------
      Total current liabilities...................      381,507
  Long-term debt..................................    1,077,961
  Deferred income taxes...........................      101,331
  Other long-term liabilities.....................      102,018
                                                    ------------
      Total liabilities...........................    1,662,817
                                                    ------------

Stockholders' Equity:

  Common stock, $.01 par value--shares authorized,
    100,000,000 at September 27, 1998; shares
    outstanding, 38,589,142 at September 27,
    1998..........................................          386
  Additional paid-in capital......................      715,060
  Accumulated deficit.............................      (66,923 )
  Treasury stock, at cost: 185,100 shares.........       (5,609 )
  Unamortized restricted stock compensation.......       (2,525 )
                                                    ------------
      Total stockholders' equity..................      640,389
                                                    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 2,303,206
                                                    ------------
                                                    ------------

           See notes to condensed consolidated financial statements.

                            WORLD COLOR PRESS, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   NINE MONTH PERIODS ENDED
                                                                                 ----------------------------
                                                                                 SEPTEMBER 28,  SEPTEMBER 27,
                                                                                     1997           1998
                                                                                 -------------  -------------
NET SALES......................................................................   $ 1,441,266    $ 1,732,890
COST OF SALES..................................................................     1,179,198      1,424,069
                                                                                 -------------  -------------
    Gross profit...............................................................       262,068        308,821
Selling, general and administrative expenses...................................       138,287        161,202
                                                                                 -------------  -------------
OPERATING INCOME...............................................................       123,781        147,619
INTEREST EXPENSE AND SECURITIZATION FEES.......................................        61,099         65,368
                                                                                 -------------  -------------
INCOME BEFORE INCOME TAXES.....................................................        62,682         82,251
INCOME TAX PROVISION...........................................................        26,326         34,134
                                                                                 -------------  -------------
NET INCOME.....................................................................   $    36,356    $    48,117
                                                                                 -------------  -------------
                                                                                 -------------  -------------
Net income per common share--basic.............................................   $      1.08    $      1.25
Net income per common share--diluted...........................................   $      1.05    $      1.21

           See notes to condensed consolidated financial statements.

                            WORLD COLOR PRESS, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                   NINE MONTH PERIODS ENDED
                                                                                 ----------------------------
                                                                                 SEPTEMBER 28,  SEPTEMBER 27,
                                                                                     1997           1998
                                                                                 -------------  -------------
OPERATING ACTIVITIES:
  Net income...................................................................   $    36,356    $    48,117
  Adjustments to reconcile net income to net cash flows provided by operating activities:
    Depreciation and amortization..............................................       100,498        104,848
    Deferred income tax provision..............................................         9,402         11,762
    Changes in operating assets and liabilities:
      Proceeds from sale of accounts receivable................................       170,000             --
      Other changes in accounts receivable--net................................       (21,787)          (606)
      Inventories..............................................................       (60,237)      (112,078)
      Accounts payable and accrued expenses....................................       (32,930)        (3,009)
      Other assets and liabilities--net........................................       (49,545)       (68,709)
                                                                                 -------------  -------------
        Net cash provided by (used in) operating activities....................       151,757        (19,675)
                                                                                 -------------  -------------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment--net..............................       (72,247)       (88,055)
  Acquisitions of businesses, net of cash acquired.............................      (172,539)      (190,095)
                                                                                 -------------  -------------
        Net cash used in investing activities..................................      (244,786)      (278,150)
                                                                                 -------------  -------------
FINANCING ACTIVITIES:
  Net borrowings on debt.......................................................        83,966        291,449
  Proceeds from issuance of common stock.......................................            83          1,989
  Repurchases of common stock..................................................            --         (9,668)
                                                                                 -------------  -------------
        Net cash provided by financing activities..............................        84,049        283,770
                                                                                 -------------  -------------
DECREASE IN CASH AND CASH EQUIVALENTS..........................................        (8,980)       (14,055)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.................................        33,182         37,676
                                                                                 -------------  -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................................   $    24,202    $    23,621
                                                                                 -------------  -------------
                                                                                 -------------  -------------

           See notes to condensed consolidated financial statements.

                            WORLD COLOR PRESS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated interim financial statements have been prepared by World Color Press, Inc. (along with its subsidiaries, the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which are, in the opinion of the Company, considered necessary for a fair presentation. As permitted by these regulations, these statements do not include all information required by generally accepted accounting principles to be included in an annual set of financial statements, however, the Company believes that the disclosures made are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report on Form 10-K.

    During the nine month period ended September 27, 1998, the Company acquired certain businesses whose contributions were not significant to the Company's results of operations for the period presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

2. INVENTORIES

    Inventories are summarized as follows:

                                                                     SEPTEMBER 27,
                                                                         1998
                                                                     -------------
Work-in-process....................................................   $   187,298
Raw materials......................................................       142,180
                                                                     -------------
  Total............................................................   $   329,478
                                                                     -------------
                                                                     -------------

3. NET INCOME PER COMMON SHARE

    The following represents the weighted average common and common equivalent shares utilized to calculate net income per common share - basic and diluted:

                                                                         NINE MONTHS
                                                                 ----------------------------
                                                                     1997           1998
                                                                 -------------  -------------
Weighted average common shares outstanding.....................     33,748,531     38,365,261
Common equivalent shares:
  Stock options................................................        847,870      1,037,245
  Convertible debt.............................................       --            3,660,477
                                                                 -------------  -------------
Weighted average common and common equivalent shares
 outstanding...................................................     34,596,401     43,062,983
                                                                 -------------  -------------
                                                                 -------------  -------------

    Interest charges on convertible debt, net of tax, of $4,172 have been added back to net income for the calculation of net income per common share - diluted for the nine month period ended September 27, 1998.

    Options to purchase 25,000 shares of common stock were not included in the computation of net income per common share - diluted for the nine month period ended September 27, 1998 because the exercise price of the options was greater than the average market price of the common shares.

                            WORLD COLOR PRESS, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4. SALE-LEASEBACK OF EQUIPMENT

    In July 1998, the Company entered into an agreement for the sale and leaseback of certain printing equipment for which it received approximately $60,700 of proceeds. The proceeds have been reflected in additions to property, plant and equipment--net in the condensed consolidated statements of cash flows for the nine months ended September 27, 1998. The lease, which expires in July 2010, has been classified as an operating lease.

    In October 1998, the Company received proceeds of approximately $27,800 for the sale and leaseback of additional equipment.

5. TREASURY STOCK

    In August 1998, the Board of Directors authorized the repurchase of up to 1,800,000 shares of the Company's common stock. The repurchase of shares commenced in August 1998 and may occur over the next three years in the open market at prevailing market prices or in negotiated transactions, depending on market conditions. The shares will be repurchased to satisfy commitments under certain employee benefit plans. The Company reissues treasury shares using the weighted average cost method. The excess of repurchase cost over reissuance price is applied to the Company's accumulated deficit.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of WORLD COLOR PRESS, INC.:

    We have audited the accompanying consolidated balance sheets of World Color Press, Inc. and subsidiaries as of December 29, 1996 and December 28, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Color Press, Inc. and subsidiaries at December 29, 1996 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
February 4, 1998

                            WORLD COLOR PRESS, INC.

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            1996          1997
                                                                                        ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents...........................................................  $     33,182  $     37,676
  Accounts receivable--net of allowances for doubtful accounts of $8,476 and $9,287,
    respectively......................................................................       311,478       166,747
  Inventories.........................................................................       140,160       204,889
  Deferred income taxes...............................................................        32,944        31,297
  Other...............................................................................        24,843        33,625
                                                                                        ------------  ------------
    Total current assets..............................................................       542,607       474,234
  Property, plant and equipment--net..................................................       818,157       857,195
  Goodwill--net.......................................................................       423,880       535,416
  Other...............................................................................        37,788        66,726
                                                                                        ------------  ------------
TOTAL ASSETS..........................................................................  $  1,822,432  $  1,933,571
                                                                                        ------------  ------------
                                                                                        ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................  $    172,013  $    163,710
  Accrued expenses....................................................................       134,854       132,802
  Current maturities of long-term debt................................................         8,672         8,970
                                                                                        ------------  ------------
    Total current liabilities.........................................................       315,539       305,482
  Long-term debt......................................................................       889,195       810,143
  Deferred income taxes...............................................................        91,555       100,045
  Other long-term liabilities.........................................................       111,211       118,132
                                                                                        ------------  ------------
    Total liabilities.................................................................     1,407,500     1,333,802
                                                                                        ------------  ------------
Stockholders' equity:
  Common stock, $.01 par value -authorized, 100,000,000 shares in 1996 and 1997;
    shares outstanding, 33,744,531 in 1996 and 38,353,853 in 1997.....................           337           384
  Additional paid-in capital..........................................................       583,721       711,292
  Accumulated deficit.................................................................      (169,126)     (111,907)
                                                                                        ------------  ------------
    Total stockholders' equity........................................................       414,932       599,769
                                                                                        ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................................  $  1,822,432  $  1,933,571
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See notes to consolidated financial statements.

                            WORLD COLOR PRESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              1995          1996          1997
                                                                          ------------  ------------  ------------
NET SALES...............................................................  $  1,295,582  $  1,641,412  $  1,981,225
COST OF SALES...........................................................     1,074,785     1,349,130     1,613,938
                                                                          ------------  ------------  ------------
    Gross profit........................................................       220,797       292,282       367,287
                                                                          ------------  ------------  ------------
OTHER OPERATING EXPENSES:
  Selling, general and administrative...................................       125,539       153,071       188,688
  Streamlining charge...................................................        40,900       --            --
                                                                          ------------  ------------  ------------
    Total other operating expenses......................................       166,439       153,071       188,688
                                                                          ------------  ------------  ------------
OPERATING INCOME........................................................        54,358       139,211       178,599
INTEREST EXPENSE AND SECURITIZATION FEES................................        37,897        58,417        80,039
                                                                          ------------  ------------  ------------
INCOME BEFORE INCOME TAXES..............................................        16,461        80,794        98,560
INCOME TAX PROVISION....................................................         6,584        33,533        41,341
                                                                          ------------  ------------  ------------
NET INCOME..............................................................  $      9,877  $     47,261  $     57,219
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Net income per common share--basic......................................  $       0.31  $       1.40  $       1.65
Net income per common share--diluted....................................  $       0.29  $       1.35  $       1.60

                See notes to consolidated financial statements.

                            WORLD COLOR PRESS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                                 (IN THOUSANDS)

                                                                                            ADDITIONAL
                                                                                 COMMON      PAID-IN    ACCUMULATED
                                                                                  STOCK      CAPITAL      DEFICIT
                                                                               -----------  ----------  ------------
BALANCE, DECEMBER 25, 1994...................................................   $     257   $  500,120   $ (226,264)
  Net income.................................................................      --           --            9,877
  Common stock issued........................................................          65       74,711       --
                                                                                    -----   ----------  ------------
BALANCE, DECEMBER 31, 1995...................................................         322      574,831     (216,387)
  Net income.................................................................      --           --           47,261
  Common stock issued........................................................          15        8,890       --
                                                                                    -----   ----------  ------------
BALANCE, DECEMBER 29, 1996...................................................         337      583,721     (169,126)
  Net income.................................................................      --           --           57,219
  Common stock issued........................................................          47      127,571       --
                                                                                    -----   ----------  ------------
BALANCE, DECEMBER 28, 1997...................................................   $     384   $  711,292   $ (111,907)
                                                                                    -----   ----------  ------------
                                                                                    -----   ----------  ------------

                See notes to consolidated financial statements.

                            WORLD COLOR PRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                                 (IN THOUSANDS)

                                                                                1995         1996         1997
                                                                             -----------  -----------  -----------
OPERATING ACTIVITIES:
  Net income...............................................................  $     9,877  $    47,261  $    57,219
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..........................................       74,668      104,493      131,710
    Streamlining charge....................................................       40,900      --           --
    Deferred income tax provision (benefit)................................         (766)      13,573       14,272
    Changes in operating assets and liabilities:
      Proceeds from sale of accounts receivable............................      --           --           200,000
      Other changes in accounts receivable--net............................      (31,097)     (30,062)     (13,812)
      Inventories..........................................................      (51,083)      29,495      (53,936)
      Accounts payable and accrued expenses................................       (7,650)      35,178      (43,577)
      Other assets and liabilities--net....................................      (28,105)     (53,355)     (52,571)
                                                                             -----------  -----------  -----------
        Net cash provided by operating activities..........................        6,744      146,583      239,305
                                                                             -----------  -----------  -----------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment...............................     (120,339)     (70,639)     (93,145)
  Proceeds from sale of property, plant and equipment......................        7,959        1,345        2,006
  Acquisitions of businesses, net of cash acquired.........................     (108,738)    (167,283)    (172,539)
                                                                             -----------  -----------  -----------
        Net cash used in investing activities..............................     (221,118)    (236,577)    (263,678)
                                                                             -----------  -----------  -----------
FINANCING ACTIVITIES:
  Proceeds from borrowings.................................................      214,037      562,120      285,775
  Payments on long-term debt...............................................      (90,365)    (456,751)    (384,526)
  Proceeds from issuance of common stock...................................       74,776        8,905      127,618
                                                                             -----------  -----------  -----------
        Net cash provided by financing activities..........................      198,448      114,274       28,867
                                                                             -----------  -----------  -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................      (15,926)      24,280        4,494
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...............................       24,828        8,902       33,182
                                                                             -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR.....................................  $     8,902  $    33,182  $    37,676
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                See notes to consolidated financial statements.

                            WORLD COLOR PRESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION

    World Color Press, Inc. and subsidiaries (the "Company") specializes in the production and distribution of data for customers in the magazine, catalog, commercial, book, direct mail and directory markets.

    Prior to November 20, 1995, the Company was wholly-owned by Printing Holdings, L.P. ("PHLP"), a nonoperating affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), whose holdings consisted solely of the Company. On November 20, 1995, PHLP was merged with and into the Company, with the Company as the survivor (the "Merger"). In connection with the Merger, PHLP partnership units (aggregating approximately 65,500,000 units) were converted into approximately 32,200,000 shares of the Company's common stock, principally at a ratio of one PHLP partnership unit to 0.50 shares of common stock. Accordingly, the common stock and additional paid-in capital amounts presented on the consolidated statements of stockholders' equity have been restated to reflect the change in the Company's capital structure pursuant to the Merger. Also pursuant to the Merger, the shares of the Company's common stock owned by PHLP immediately prior to the Merger were canceled. On November 20, 1995, the Company also amended and restated its Certificate of Incorporation increasing the authorized number of shares of common stock to 100,000,000 shares and newly authorizing 50,000,000 shares of preferred stock, par value $0.01 per share. At December 29, 1996 and December 28, 1997, there were no shares of preferred stock issued or outstanding.

    On January 25, 1996, 15,861,568 shares of the Company's common stock were sold at $19 per share in an initial public equity offering (the "Offering"). All of the shares in the Offering were sold by existing stockholders. The Company did not receive any of the proceeds from the sale of the shares, except that certain members of former management elected to participate in the Offering by exercising certain stock options granted to them by the Company. An aggregate of 1,531,290 shares underlying such options were sold in the Offering, generating proceeds to the Company of approximately $8,900. These proceeds were used to pay expenses of the Offering and for general corporate purposes.

    On October 8, 1997, the Company issued 4,600,000 common shares through a public offering, resulting in net proceeds of approximately $127,600. These proceeds were utilized to repay certain indebtedness under the Credit Agreement (as defined in Note 2).

2. BUSINESS ACQUISITIONS

    In March 1995, the Company acquired three companies that operate in the commercial, digital and direct mail market sectors (the "1995 Acquisitions") for an aggregate purchase price of approximately $108,000. In addition, the Company liquidated approximately $44,500 of the acquired companies' indebtedness. The 1995 Acquisitions and liquidation of indebtedness were funded using proceeds from the Company's credit facility. The 1995 Acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $81,700, which is being amortized using the straight-line method over 35 years.

    In June 1996, the Company acquired from Ringier A.G. all of the issued and outstanding capital stock of Krueger Acquisition Corporation, including all of the issued and outstanding capital stock of Ringier Holdings, Inc., Ringier America, Inc., Krueger Ringier, Inc., Ringier Print U.S., Inc. and W.A. Krueger Co.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. BUSINESS ACQUISITIONS (CONTINUED)
Olathe (collectively, "Ringier America"), for approximately $128,000 (the "Acquisition"). In addition, the Company assumed approximately $287,000 of Ringier America's indebtedness, of which approximately $281,000 was liquidated upon consummation of the Acquisition. Ringier America was a leading diversified commercial printer whose business included the printing of catalogs, magazines and mass-market, racksize books. The Acquisition and liquidation of certain indebtedness were funded using proceeds from acquisition term loans under the Second Amended and Restated Credit Agreement dated as of June 6, 1996, as amended (the "Credit Agreement"), among the Company and the lenders and agents party thereto. The Acquisition was accounted for as a purchase and the consolidated financial statements include the results of Ringier America's operations from the acquisition date. The excess of purchase cost over estimated fair value of net assets acquired was approximately $160,000, and is being amortized using the straight-line method over 35 years.

    During 1995 and 1996, the Company acquired certain other businesses whose contributions were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

    In 1997, the Company acquired two businesses operating in the book, magazine and catalog markets. These companies were acquired for the aggregate purchase price of approximately $173,000, primarily funded using proceeds from the Company's credit facility. The Company liquidated approximately $20,000 of the acquired companies' indebtedness. These acquisitions were accounted for as purchases and the consolidated financial statements include the results of their operations from the respective acquisition dates. The excess of purchase cost over estimated fair value of net assets acquired was approximately $126,000 and is being amortized using the straight-line method over 35 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of World Color Press, Inc. and its subsidiaries. Intercompany transactions have been eliminated.

    CASH AND CASH EQUIVALENTS--Cash equivalents consist of highly liquid instruments with original maturities of three months or less.

    ACCOUNTING PERIOD--The Company's fiscal year is the 52 or 53-week period ending on the last Sunday in December. Fiscal year 1995 included 53 weeks. Fiscal years 1996 and 1997 each included 52 weeks.

    CONSOLIDATED STATEMENTS OF CASH FLOWS--During 1995, 1996 and 1997, the Company borrowed and repaid $318,700, $407,200 and $563,200, respectively, pursuant to the terms of credit agreements. See also Note 7. Such amounts have not been reflected in the consolidated statements of cash flows because of the short-term nature of the borrowings.

    Cash paid for interest by the Company during the years 1995, 1996 and 1997 was $37,193, $54,037 and $75,738, respectively, net of capitalized interest of $1,810, $252 and $941, respectively. Cash paid for taxes during the years 1995, 1996 and 1997 was $8,305, $18,068 and $28,266, respectively.

    REVENUE RECOGNITION--In accordance with trade practice, sales are recognized by the Company on the basis of production and service activity at the pro rata billing value of work completed.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES--The Company's raw materials of paper and ink and the related raw material component of work-in-process are valued at the lower of cost, as determined using the first-in, first-out ("FIFO") method, or market. The remainder of the work-in-process is valued at the pro rata billing value of work completed.

    DEPRECIATION AND AMORTIZATION--Property, plant and equipment is stated at cost. Depreciation is recorded principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the useful life of the improvement or the lease term. Estimated useful lives used in computing depreciation and amortization expense are 3 to 15 years for machinery and equipment and 15 to 40 years for buildings and leasehold improvements.

    GOODWILL--Goodwill is amortized using the straight-line method primarily over 35 years. Amortization of goodwill for the years 1995, 1996 and 1997 was $7,275, $10,757 and $16,424, respectively, and is included in selling, general and administrative expenses. Accumulated amortization of goodwill was $34,804 and $51,228 as of year-end 1996 and 1997, respectively.

    NET INCOME PER COMMON SHARE--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes new standards for computing and presenting net income per common share. The Company adopted SFAS No. 128 in the fourth quarter 1997, and has calculated "net income per common share - basic" based on the weighted average common shares outstanding during each period and "net income per common share--diluted" based on the weighted average common and dilutive common equivalent shares outstanding during each period. Weighted average shares were adjusted to give effect to the change in the Company's capital structure pursuant to the Merger and the Options Adjustments, as described in Notes 1 and 11.

    RECLASSIFICATIONS--Certain reclassifications have been made to prior years' amounts to conform with the current presentation.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS--In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company adopted SFAS No. 121 for the year ended December 29, 1996. Accordingly, the Company evaluates long-lived assets, including goodwill, periodically to determine if there has been an impairment of value by reviewing current and estimated undiscounted cash flows. The carrying amounts of such long-lived assets will be adjusted if and

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) when it has been determined that a permanent impairment has occurred. There were no adjustments to the carrying value of these assets for 1996 or 1997.

    ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date they are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies choosing not to apply the new accounting method are permitted to continue following current accounting requirements, however, they are required to disclose in the notes to the financial statements the effect on net income and earnings per share had the new accounting method been applied. The Company has adopted only the disclosure provisions of SFAS No. 123. Accordingly, the Company has disclosed in Note 11 the pro forma effect on net income and net income per common share--basic and diluted.

    RECENT ACCOUNTING PRONOUNCEMENTS--In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for the fiscal year ended 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company does not expect the adoption of SFAS No. 130 to have a material effect on its consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in the financial statements. The Company is currently evaluating the impact SFAS No. 131 may have on additional disclosure, if any, to its consolidated financial statements.

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure for pensions and other postretirement benefits. The Company will adopt this statement for the fiscal year ended 1998. The Company is currently evaluating the impact SFAS No. 132 may have on additional disclosure, if any, to its consolidated financial statements.

4. INVENTORIES

Inventories are summarized as follows:

                                                                           1996        1997
                                                                        ----------  ----------
Work-in-process.......................................................  $   73,747  $  111,326
Raw materials.........................................................      66,413      93,563
                                                                        ----------  ----------
  Total...............................................................  $  140,160  $  204,889
                                                                        ----------  ----------
                                                                        ----------  ----------

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is as follows:

                                                                                  1996          1997
                                                                              ------------  ------------
Land........................................................................  $     14,822  $     16,252
Buildings and leasehold improvements........................................       247,806       292,092
Machinery and equipment.....................................................     1,075,349     1,180,297
Leased property under capitalized leases....................................         8,519         6,692
                                                                              ------------  ------------
                                                                                 1,346,496     1,495,333
Accumulated depreciation and amortization...................................       528,339       638,138
                                                                              ------------  ------------
  Total.....................................................................  $    818,157  $    857,195
                                                                              ------------  ------------
                                                                              ------------  ------------

    Depreciation expense related to property, plant and equipment was $65,526, $91,186 and $114,819 for the years 1995, 1996 and 1997, respectively.

6. ACCRUED EXPENSES

    Accrued expenses are as follows:

                                                                                  1996          1997
                                                                              ------------  ------------
Compensation................................................................  $     48,447  $     50,239
Employee health and welfare benefits........................................        16,593         9,696
Deferred revenue............................................................        16,105        10,956
Interest....................................................................         8,493        10,368
Other.......................................................................        45,216        51,543
                                                                              ------------  ------------
  Total.....................................................................  $    134,854  $    132,802
                                                                              ------------  ------------
                                                                              ------------  ------------

7. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                                                  1996          1997
                                                                              ------------  ------------
Senior Subordinated Notes...................................................  $    150,000  $    150,000
Convertible Senior Subordinated Notes.......................................       --            151,800
Borrowings under credit agreements..........................................       672,000       450,500
Notes payable, average of 9.17% due 2004--2005..............................        40,129        36,729
Capitalized lease obligations, weighted average imputed interest rate of
  9.27% due through 2003....................................................         5,067         3,540
Other debt, average of 8.46% due 1998--2004.................................        30,671        26,544
                                                                              ------------  ------------
  Total.....................................................................       897,867       819,113
Less current maturities.....................................................         8,672         8,970
                                                                              ------------  ------------
Noncurrent portion..........................................................  $    889,195  $    810,143
                                                                              ------------  ------------
                                                                              ------------  ------------

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7. LONG-TERM DEBT (CONTINUED)
    At December 28, 1997, the fair value of the Senior Subordinated Notes and Convertible Senior Subordinated Notes was approximately $156,188 and $146,108, respectively, based on quoted market prices. The fair value of the Company's remaining debt approximated its carrying value, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

    SENIOR SUBORDINATED NOTES--On May 10, 1993, Senior Subordinated Notes (the "Notes") were issued in the aggregate principal amount of $150,000. Interest on the Notes is payable semi-annually at the annual rate of 9.125%. The Notes have no required principal payments prior to maturity on March 15, 2003.

    CONVERTIBLE SENIOR SUBORDINATED NOTES--On October 8, 1997, the Company issued $151,800 aggregate principal amount of Convertible Senior Subordinated Notes (the "Convertible Notes"), receiving net proceeds of approximately $147,900. Interest on the Convertible Notes is payable semi-annually at the annual rate of 6.00%. The Convertible Notes have no required principal payments prior to maturity on October 1, 2007. The Convertible Notes in the aggregate are convertible into 3,660,477 shares of the Company's common stock at $41.47 per share, subject to adjustment upon the occurrence of certain events. The Convertible Notes are redeemable at the option of the holder at any time and at the option of the Company, at specified prices, subsequent to October 4, 2000. The net proceeds from the Convertible Notes offering were utilized to repay certain indebtedness incurred under the Credit Agreement.

    BORROWINGS UNDER CREDIT AGREEMENTS--On June 6, 1996, an amendment was made to the Company's credit facility to provide for an additional $566,000 of commitments and to extend the maturity date two years to December 31, 2002. In June and October 1997, concurrent with the liquidation of indebtedness utilizing proceeds from the Asset Securitization (as defined in Note 8), equity offering and Convertible Notes offering, the Credit Agreement was amended to provide and subsequently maintain the aggregate total commitments of $920,000, comprised of $95,000 in term loan commitments, $250,000 of revolving loan commitments and $575,000 in acquisition term loan commitments. All other significant financial provisions of the Credit Agreement remained substantially unchanged. The Credit Agreement requires varying semi-annual reductions in commitments, and the borrowings bear interest at rates that fluctuate with the prime rate and the Eurodollar rate which ranged from 6.25% to 8.50% in 1996 and 6.25% to 8.63% in 1997. The Credit Agreement includes a commitment fee of .25% per annum based on the daily average unutilized revolving credit commitment. At December 28, 1997, $272,000 of acquisition term loan commitments and $181,929 of the revolving loan commitments were unutilized. The amount unutilized under the revolving loan commitments has been reduced by outstanding letters of credit of $15,571, not reflected in the accompanying consolidated financial statements, for which the Company was contingently liable under the Credit Agreement. Such letters of credit primarily guarantee various insurance reserves.

    Borrowings under the terms of the Credit Agreement are secured by pledges of various assets of the Company. The Credit Agreement has covenants which, among other things, restrict the incurrence of additional indebtedness by the Company and limit its ability to make payments to affiliated parties. The Credit Agreement also restricts the payment of dividends or other distributions of capital. The Company was in compliance with these covenants as of December 28, 1997.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7. LONG-TERM DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt subsequent to December 28, 1997 are as follows:

YEAR                                                                                  AMOUNT
----------------------------------------------------------------------------------  ----------
1998..............................................................................  $    8,970
1999..............................................................................      25,209
2000..............................................................................      75,733
2001..............................................................................      96,427
2002..............................................................................     289,718
2003 and thereafter...............................................................     320,512
                                                                                    ----------
                                                                                       816,569
Noncurrent portion of capitalized lease obligations...............................       2,544
                                                                                    ----------
Total.............................................................................  $  819,113
                                                                                    ----------
                                                                                    ----------

8. ASSET SECURITIZATION

    In conjunction with the amended Credit Agreement described in Note 7, on June 30, 1997, the Company entered into an agreement to sell, on a revolving basis for a period of up to five years, certain of its accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to a maximum of $204,000 (the "Asset Securitization"). At December 28, 1997, $200,000 of accounts receivable had been sold and reflected as a reduction of accounts receivable. Fees arising from the securitization transaction of $5,133 are included in interest expense and securitization fees in the consolidated statement of operations for the year ended December 28, 1997. These fees vary based on commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's Credit Agreement. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables sold.

9. LEASES

    CAPITAL LEASES--The Company is a lessee under several noncancellable capital lease agreements for certain fixed assets. The leases extend for periods up to 6 years and contain purchase provisions.

    OPERATING LEASES--The Company leases certain equipment, warehouse facilities and office space under noncancellable operating leases which expire over the next 11 years. Most of these operating leases provide the Company with the option, after the initial lease term, either to purchase the equipment or renew its lease based upon the fair value of the property at the option date.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. LEASES (CONTINUED)
    Future minimum rental payments required under noncancellable leases at December 28, 1997 were as follows:

YEAR                                                                       CAPITAL   OPERATING
------------------------------------------------------------------------  ---------  ----------
1998....................................................................  $   1,465  $   47,795
1999....................................................................      1,181      45,808
2000....................................................................        556      42,076
2001....................................................................        556      38,212
2002....................................................................        556      22,153
2003 and thereafter.....................................................        231      52,585
                                                                          ---------  ----------
Total minimum lease payments............................................      4,545  $  248,629
                                                                                     ----------
                                                                                     ----------
Less imputed interest...................................................      1,005
                                                                          ---------
Capitalized lease obligations...........................................      3,540
Less current maturities.................................................        996
                                                                          ---------
Noncurrent portion......................................................  $   2,544
                                                                          ---------
                                                                          ---------

    Rental expense for operating leases was $31,948, $36,299 and $44,703 for the years 1995, 1996 and 1997, respectively. Assets recorded under capital leases amounted to $5,342 and $4,828, net of accumulated amortization of $3,177 and $1,864 at the end of 1996 and 1997, respectively.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. INCOME TAXES

    The provision (benefit) for income taxes is summarized as follows:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Current:
  Federal.....................................................  $   6,540  $  16,542  $  21,178
  State.......................................................        810      3,418      5,891
                                                                ---------  ---------  ---------
                                                                    7,350     19,960     27,069
                                                                ---------  ---------  ---------
Deferred:
  Federal.....................................................       (944)    12,491     14,525
  State.......................................................        178      1,082       (253)
                                                                ---------  ---------  ---------
                                                                     (766)    13,573     14,272
                                                                ---------  ---------  ---------
      Total...................................................  $   6,584  $  33,533  $  41,341
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    The tax effects of significant items comprising the Company's net deferred tax liability as of December 29, 1996 and December 28, 1997 are as follows:

                                                                          1996        1997
                                                                       ----------  -----------
Deferred tax assets:
  Operating loss carryforwards.......................................  $   15,161  $     8,219
  Tax credit carryforwards...........................................      21,241       39,602
  Postemployment benefits............................................      22,106       20,906
  Postretirement benefits other than pensions........................      11,450       10,867
  Pension accrual....................................................       7,668        7,232
  Vacation accrual...................................................       5,390        7,172
  Other differences..................................................      21,585       10,119
                                                                       ----------  -----------
    Gross deferred tax assets........................................     104,601      104,117
                                                                       ----------  -----------
Deferred tax liabilities:
  Differences between book and tax bases of property.................    (138,116)    (138,066)
  Other differences..................................................     (18,256)     (27,959)
                                                                       ----------  -----------
    Gross deferred tax liabilities...................................    (156,372)    (166,025)
                                                                       ----------  -----------
Deferred tax asset valuation allowance...............................      (6,840)      (6,840)
                                                                       ----------  -----------
Net deferred tax liability...........................................     (58,611)     (68,748)
Less current deferred tax asset......................................      32,944       31,297
                                                                       ----------  -----------
Noncurrent deferred tax liability....................................  $  (91,555) $  (100,045)
                                                                       ----------  -----------
                                                                       ----------  -----------

    The 1996 and 1997 amounts above include a valuation allowance of $6,840 relating to a capital loss carryforward that is not expected to be realized for tax purposes and for the limitations of certain state net operating loss carryforwards.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. INCOME TAXES (CONTINUED)
    The following table reconciles the difference between the U.S. federal statutory tax rates and the rates used by the Company in the determination of net income:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Income tax provision, at 35%..................................  $   5,761  $  28,278  $  34,496
State and local income taxes, net of federal income tax
  benefit.....................................................        642      2,941      3,665
Deferred tax asset valuation allowance........................     (1,160)    --         --
Other, primarily goodwill amortization........................      1,341      2,314      3,180
                                                                ---------  ---------  ---------
    Total.....................................................  $   6,584  $  33,533  $  41,341
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    At December 28, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $14,875 available to reduce future taxable income, expiring primarily in 2000. The Company also has federal tax credits of $2,495 expiring primarily from 1999 to 2002 and state tax credits of $2,575 expiring from 2001 to 2012. In addition, the Company has alternative minimum tax carryover credits of $34,532 which do not expire and may be applied against regular tax in the future, in the event that the regular tax expense exceeds the alternative minimum tax.

11. EMPLOYEE BENEFIT PLANS

    PENSION PLANS--The Company has defined benefit pension plans in effect which cover certain employees who meet minimum eligibility requirements and who are not covered by multiemployer plans. The Company contributes annually amounts sufficient to satisfy the government's minimum standards.

    Net periodic pension cost is determined based upon years of service and compensation levels, using the projected unit credit method. Prior year service costs and unrecognized gains and losses are amortized over the estimated future service periods of active employees in the respective plan.

    Effective January 1, 1997, several of the Company's defined benefit plans were merged into the World Color Press, Inc. Retirement Plan, which was then amended to form the World Color Press Cash Balance Plan (the "Cash Balance Plan"), which provides for a new benefit formula applicable to all participants. Under the Cash Balance Plan, each participant's account is credited with both interest and a fixed percentage of the participant's annual compensation.

    The components of net periodic pension cost are as follows:

                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Service cost (for benefits earned during the year).............  $   2,270  $   4,927  $   5,201
Interest cost on projected benefit obligation..................      5,010      9,218     14,066
Actual return on plan assets...................................     (7,751)   (12,467)   (14,947)
Net amortization and deferral..................................      1,800      2,295     (1,712)
                                                                 ---------  ---------  ---------
Net periodic pension cost......................................  $   1,329  $   3,973  $   2,608
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The funded status of the Company's pension plans at year-end, which reflects the aforementioned mergers and amendment, is presented below.

                                                                              1996          1996          1997
                                                                          ------------  ------------  ------------
                                                                                      (PLANS IN WHICH)

                                                                          ACCUMULATED      ASSETS     ACCUMULATED
                                                                            BENEFITS       EXCEED       BENEFITS
                                                                             EXCEED     ACCUMULATED      EXCEED
                                                                             ASSETS       BENEFITS       ASSETS
                                                                          ------------  ------------  ------------
Actuarial present value of plan benefits:
Vested..................................................................   $   27,774    $   83,262    $  170,732
Nonvested...............................................................        1,273         5,723         8,026
                                                                          ------------  ------------  ------------
Accumulated benefit obligation..........................................       29,047        88,985       178,758
Effect of projected future salary increases.............................        2,822        12,201        13,091
                                                                          ------------  ------------  ------------
Projected benefit obligation............................................       31,869       101,186       191,849
Plan assets at fair value...............................................       26,260       109,669       168,625
                                                                          ------------  ------------  ------------
Plan assets greater than (less than) the projected benefit obligation...       (5,609)        8,483       (23,224)
Unrecognized net loss (gain)............................................         (245)      (18,520)       15,474
Unrecognized net transition obligation (asset)..........................          347          (982)         (408)
Unrecognized prior service cost (credit)................................          694        (6,508)      (11,125)
Adjustment required to recognize minimum liability......................       (1,477)       --            (3,484)
                                                                          ------------  ------------  ------------
Accrued pension liability...............................................   $   (6,290)   $  (17,527)   $  (22,767)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    The unrecognized net transition asset or obligation is being amortized over the average expected future service periods of employees. The market value of plan assets was used to calculate the assumed return on plan assets. At the end of 1996 and 1997, an additional minimum pension liability for unfunded accumulated benefit obligations of $1,477 and $3,484, respectively, was recognized. The weighted average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation for the Company's plans were 8.0% and 3.5% in 1996 and 7.5% and 3.5% in 1997, respectively. The expected long-term rate of return on plan assets used was 9.0%, 10.0% and 10.0% for 1995, 1996 and 1997, respectively. Plan assets consist principally of common stocks and U.S. government and corporate obligations. At December 28, 1997, the plans' assets included an aggregate of $4,614 of the Company's common stock.

    Certain union employees of the Company participate in multiemployer plans. Amounts charged to benefit expense relating to the multiemployer plans for 1995, 1996 and 1997 totaled $3,049, $3,185 and $3,352, respectively. In addition, the Company has various deferred savings and profit sharing plans for certain employees who meet eligibility requirements. Amounts charged to benefit expense related to these plans for 1995, 1996 and 1997 totaled $1,186, $1,044 and $1,977, respectively.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    POSTRETIREMENT BENEFIT PLANS--The Company provides postretirement medical benefits to eligible employees. The Company's postretirement health care plans are unfunded. The status of the plans is as follows:

                                                                            1996       1997
                                                                          ---------  ---------
Actuarial present value of plan benefits:
Retirees................................................................  $  15,349  $  17,263
Fully eligible active plan participants.................................      2,274      6,783
Other active plan participants..........................................      8,503     20,619
                                                                          ---------  ---------
Total accumulated benefit obligation....................................     26,126     44,665
Unrecognized net deferrals..............................................      5,172       (584)
                                                                          ---------  ---------
Accrued postretirement benefits.........................................  $  31,298  $  44,081
                                                                          ---------  ---------
                                                                          ---------  ---------

    The components of net periodic postretirement benefit cost are as follows:

                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Service Cost...................................................  $     511  $     839  $   1,365
Interest Cost..................................................      1,192      1,596      3,158
Amortization of unrecognized prior service cost................     (1,289)    (1,289)    (1,289)
Amortization of unrecognized net gain..........................       (194)    --         --
                                                                 ---------  ---------  ---------
Net periodic postretirement benefit cost.......................  $     220  $   1,146  $   3,234
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7% and 5% at the end of 1996 and 1997, respectively, after which it remains constant at 5%. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 28, 1997 by $3,409 and the annual postretirement benefit expense by approximately $392. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.5% in 1996 and 1997, respectively.

    STOCK OPTION PLANS--Upon consummation of the Merger described in Note 1, the Stock Option Committee of the Board of Directors (the "Stock Option Committee") adjusted all of the outstanding options so that each option became exercisable for five times the number of shares of common stock for which it had been exercisable immediately prior to the Merger at an exercise price per share equal to one-fifth of the exercise price per share immediately prior to the Merger (the "Options Adjustments"). Accordingly, the following stock option data has been presented on a post-Merger basis.

    The Company has stock option plans that permit the Stock Option Committee to grant up to an aggregate of 5,250,000 options to purchase shares of the Company's common stock to certain key employees of the Company. Options granted under the plans generally vest ratably over a five-year period.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
Vested options may generally be exercised up to ten years from the date of grant. Information related to the Company's stock option plans is presented below.

                                                               NUMBER OF         OPTION
                                                                OPTIONS          PRICE
                                                              -----------  ------------------
Outstanding at December 25, 1994............................    3,406,000  $5.49 to $10.30
  Granted...................................................      640,555  $11.20 to $15.00
  Exercised.................................................      (26,575)       $5.49
  Rescinded/Canceled........................................     (204,660) $6.89 to $10.30
                                                              -----------
Outstanding at December 31, 1995............................    3,815,320  $5.49 to $15.00
                                                              -----------
  Granted...................................................      354,000        $22.00
  Exercised.................................................   (1,532,290) $5.49 to $6.95
  Rescinded/Canceled........................................      (74,725) $8.97 to $15.00
                                                              -----------
Outstanding at December 29, 1996............................    2,562,305  $5.49 to $22.00
                                                              -----------
  Granted...................................................      804,000  $23.75 to $26.75
  Exercised.................................................      (12,000)       $6.89
  Rescinded/Canceled........................................      (45,365) $11.20 to $22.00
                                                              -----------
Outstanding at December 28, 1997............................    3,308,940  $5.49 to $26.75
                                                              -----------

                                                                                   RESERVED
                                                                                      FOR
                                                                                    FUTURE
                                                                      EXERCISABLE   GRANTS
                                                                      ----------  -----------
December 31, 1995...................................................   2,810,910   1,434,680
December 29, 1996...................................................   1,655,640   1,155,405
December 28, 1997...................................................   1,861,934     396,770

    As permitted by SFAS No. 123, the Company has not recorded compensation expense for stock options granted to employees, but rather has determined the pro forma net income and net income per common share--basic and diluted amounts for fiscal years 1995, 1996 and 1997, had compensation expense been recorded for options granted during those years under the applicable fair value method described in the statement.

    For options granted during 1995, the fair value was estimated using the minimum value method. Under this method, the expected volatility of the Company's common stock is not estimated, as prior to the Offering there was no market for the Company's common stock in which to monitor stock price volatility. For options granted during 1996 and 1997, the fair value at the date of grant was estimated using the Black-Scholes option pricing model. Under the Black-Scholes model, a volatility factor of 0.312 and 0.310 was used for 1996 and 1997, respectively.

    The following weighted average assumptions were used in calculating the fair value of the options granted in 1995, 1996 and 1997, respectively: risk-free interest rates of 6.41%, 6.80% and 6.33%; an assumed dividend yield of zero; and an expected life of the options of ten years.

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to compensation expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Net income:
  As reported.................................................  $   9,877  $  47,261  $  57,219
  Pro forma...................................................  $   9,746  $  46,688  $  55,893

Net income per common share--basic:
  As reported.................................................  $    0.31  $    1.40  $    1.65
  Pro forma...................................................  $    0.30  $    1.39  $    1.61

Net income per common share--diluted:
  As reported.................................................  $    0.29  $    1.35  $    1.60
  Pro forma...................................................  $    0.28  $    1.34  $    1.57

Weighted average fair value of options granted during the
  year:.......................................................  $    7.01  $   12.81  $   14.39

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

12. NET INCOME PER COMMON SHARE

    The following represents the reconciliation between net income per common share--basic and diluted: (In thousands, except per share data)

                                                                                            PER
                                                                    INCOME     SHARES      SHARE
                                                                   ---------  ---------  ---------
For the year ended 1995:
  Net income per common share--basic.............................  $   9,877     32,218  $    0.31
  Effect of dilutive securities:
    Stock options................................................     --          2,223
                                                                   ---------  ---------
  Net income per common share--diluted...........................  $   9,877     34,441  $    0.29
                                                                   ---------  ---------
                                                                   ---------  ---------
For the year ended 1996:
  Net income per common share--basic.............................  $  47,261     33,642  $    1.40
  Effect of dilutive securities:
    Stock options................................................     --          1,361
                                                                   ---------  ---------
  Net income per common share--diluted...........................  $  47,261     35,003  $    1.35
                                                                   ---------  ---------
                                                                   ---------  ---------
For the year ended 1997:
  Net income per common share--basic.............................  $  57,219     34,773  $    1.65
  Effect of dilutive securities:
    Stock options................................................     --            863
    Convertible debt.............................................      1,264        815
                                                                   ---------  ---------
  Net income per common share--diluted...........................  $  58,483     36,451  $    1.60
                                                                   ---------  ---------
                                                                   ---------  ---------

    Options to purchase 429,000 shares of common stock were issued and outstanding in 1997, but were not included in the computation of net income per common share--diluted because the exercise price of the options was greater than the average market price of the common shares.

13. TRANSACTIONS WITH AFFILIATES

    The Company has incurred expenses of $850, $750 and $750 in 1995, 1996 and 1997, respectively, for management services provided by affiliated companies. In addition, the Company paid $3,735 in advisory fees in 1995 associated with the acquisitions described in Note 2, to affiliated companies.

14. COMMITMENTS AND CONTINGENT LIABILITIES

    The Company is subject to legal proceedings and other claims arising in the ordinary course of operations. In the opinion of management, ultimate resolution of proceedings currently pending will not have a material effect on the results of operations or financial position of the Company.

15. STREAMLINING CHARGE

    In the fourth quarter of 1995, the Company finalized and committed to a plan to realign certain business operations, resulting in a charge of $40,900. The major components of this realignment plan were

                            WORLD COLOR PRESS, INC.

     YEARS ENDED DECEMBER 31, 1995, DECEMBER 29, 1996 AND DECEMBER 28, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

15. STREAMLINING CHARGE (CONTINUED)
to close a facility and to consolidate certain digital prepress operations and functions. The financial statement effects of this decision were a writedown of assets to net realizable value of $30,700, a provision for severance costs of $8,000 and a provision for certain other related costs of $2,200. The facility referred to above was exited and the consolidation of the operations and functions were substantially complete at the end of 1996. At December 28, 1997, substantially all of the amounts provided for as severance and other related costs had been paid.

16. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                             NET INCOME     NET INCOME
                                                                                 PER            PER
                                                                               COMMON         COMMON
                                                     GROSS                     SHARE-         SHARE-
QUARTER ENDED                        NET SALES      PROFIT     NET INCOME       BASIC         DILUTED
----------------------------------  ------------  -----------  -----------  -------------  -------------
March 31, 1996....................  $    329,111   $  52,286    $   5,939     $    0.18      $    0.17
June 30, 1996.....................       342,266      57,942        6,056          0.18           0.17
September 29, 1996................       487,804      96,406       19,217          0.57           0.55
December 29, 1996.................       482,231      85,648       16,049          0.48           0.46
                                    ------------  -----------  -----------
                                    $  1,641,412   $ 292,282    $  47,261     $    1.40      $    1.35
                                    ------------  -----------  -----------
                                    ------------  -----------  -----------
March 30, 1997....................  $    458,351   $  75,315    $   6,903     $    0.20      $    0.20
June 29, 1997.....................       425,647      76,052        6,580          0.19           0.19
September 28, 1997................       557,268     110,701       22,873          0.68           0.66
December 28, 1997.................       539,959     105,219       20,863          0.55           0.53
                                    ------------  -----------  -----------
                                    $  1,981,225   $ 367,287    $  57,219     $    1.65      $    1.60
                                    ------------  -----------  -----------
                                    ------------  -----------  -----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING

                        8 3/8% SENIOR SUBORDINATED NOTES
                                    DUE 2008

                                      FOR

                        8 3/8% SENIOR SUBORDINATED NOTES
                                    DUE 2008

    We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein or in the documents we incorporate herein by reference. If you are given any information or representations about these matters that is not discussed or incorporated in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus or in the documents we incorporate herein by reference is correct after this date.

    Until           , 1999, all dealers effecting transactions in the registered notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article VIII of the Amended and Restated By-laws of the Company (filed as
Exhibit 3.1) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

    The limited partnership agreements pursuant to which APC Associates, L.P., GR Associates, L.P., WCP Associates, L.P. and KKR Partners II, L.P. were organized provide that such partnerships shall indemnify and hold harmless KKR Associates, L.P., the general partner of each of such partnerships, against any action, suit or proceeding to which it may be made a party or otherwise involved or with which it shall be threatened by reason of its being the general partner of such partnership except for liability arising out of any act or omission of the general partner judicially determined to have been grossly negligent, fraudulent or to have constituted willful misconduct. The limited partnership agreement of KKR Associates, L.P. provides substantially identical indemnity to its general partners, which include Scott M. Stuart, a director of the Company.

    Mr. Armstrong is indemnified for liabilities arising prior to February 2, 1996, pursuant to Merrill Lynch & Co.'s corporate charter which provides that, to the extent he is not so indemnified by the Company, Mr. Armstrong will be indemnified by Merrill Lynch & Co., in his capacity as a director of World Color Press, Inc., to the fullest extent permitted by Delaware law.

ITEM 21. EXHIBITS.

    (a) Exhibits:

    The following exhibits are filed pursuant to Item 601 of Regulation S-K.

   EXHIBIT
    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      *1.1   Purchase Agreement relating the unregistered notes, dated as of November 12, 1998, among World Color
             Press, Inc., BT Alex. Brown Incorporated and CIBC Oppenheimer Corp.

      *1.2   Purchase Agreement relating the 7 3/4% Senior Subordinated Notes, dated as of February 16, 1999, among
             World Color Press, Inc., Morgan, Stanley & Co. Incorporated, ABN AMRO Incorporated, BancBoston Robertson
             Stephens, Inc., CIBC Oppenheimer Corp. and Fleet Securities, Inc.

       3.1   Amended and Restated Certificate of Incorporation of World Color Press, Inc., incorporated by reference to Exhibit 3.1 to World Color's Registration Statement on Form S-1 (No. 33-99676) under the Securities
             Act of 1933.

       3.2   Amended and Restated By-Laws of World Color Press, Inc., incorporated by reference to Exhibit 3.2 to
             World Color's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

      *4.1   Indenture between World Color Press, Inc. and The Bank of New York, as trustee, relating to World
             Color's 8 3/8% Senior Subordinated Notes due 2008.

      *4.2   Specimen of World Color's 8 3/8% Senior Subordinated Notes due 2008 (included in the Indenture filed as
             Exhibit 4.1).

      *4.3   Indenture between World Color Press, Inc. and The Bank of New York, as trustee, relating to World
             Color's 7 3/4% Senior Subordinated Notes due 2009.

      *4.4   Specimen of World Color's 7 3/4% Senior Subordinated Notes due 2009 (included in the Indenture filed as
             Exhibit 4.3).

      *5.1   Form of Opinion of Latham & Watkins regarding the legality of the securities being registered.

     *10.1   Sixth Amendment to Second Amended and Restated Credit Agreement dated as of November 11, 1998, by and among World Color Press, Inc., the Lenders party to the Second Amended and Restated Credit Agreement, as
             amended, Bankers Trust Company, as Administrative Agent, and the Guarantors listed on the signature pages, incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on Form 10-Q for
             the quarterly period ended June 28, 1998.

     *10.2   Seventh Amendment to Second Amended and Restated Credit Agreement dated as of November 23, 1998, by and among World Color Press, Inc., the Lenders party to the Second Amended and Restated Credit Agreement, as
             amended, Bankers Trust Company, as Administrative Agent, and the Guarantors listed on the signature pages, incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on Form 10-Q for
             the quarterly period ended June 28, 1998.

     *10.3   Limited Consent and Eighth Amendment to Second Amended and Restated Credit Agreement dated as of
             February 3, 1999, by and among World Color Press, Inc., the Lenders party to the Second Amended and
             Restated Credit Agreement, as amended, Bankers Trust Company, as Administrative Agent, and the
             Guarantors listed on the signature pages,

   EXHIBIT
    NUMBER                                                 DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
             incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on Form 10-Q for the
             quarterly period ended June 28, 1998.

     *12.1   Statement regarding computation of ratios.

     *21.1   Subsidiaries of the Registrant.

     *23.1   Consent of Deloitte & Touche LLP.

     *23.2   Consent of Latham & Watkins (included in Exhibit 5.1 hereto).

     *24.1   Powers of Attorney (included above the signature block to the Registration Statement).

     *25.1   STATEMENT OF ELIGIBILITY OF TRUSTEE.

* Filed herewith.

ITEM 22. UNDERTAKINGS.

    A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    D. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    E. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut on March 8, 1999.

                                WORLD COLOR PRESS, INC.

                                By:  /s/ JENNIFER L. ADAMS
                                     -------------------------------------
                                Name: Jennifer L. Adams
                                Title: Vice Chairman, Chief Legal and
                                     Administrative Officer and Secretary

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Jennifer L. Adams, Robert
G. Burton and Robert B. Lewis, and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
-----------------------------  ---------------------------  -------------------
    /s/ ROBERT G. BURTON       Chairman of the Board of        March 8, 1999
-----------------------------    Directors, Chief
      Robert G. Burton           Executive Officer
                                 (Principal Executive
                                 Officer)
     /s/ ROBERT B. LEWIS       Executive Vice President,       March 8, 1999
-----------------------------    Chief Financial Officer
       Robert B. Lewis           (Principal Financial
                                 Officer and Principal
                                 Accounting Officer)
     /s/ MARC L. REISCH        President and Director          March 8, 1999
-----------------------------
       Marc L. Reisch

   /s/ GERALD S. ARMSTRONG     Director                        March 8, 1999
-----------------------------
     Gerald S. Armstrong

   /s/ PATRICE M. DANIELS      Director                        March 8, 1999
-----------------------------
     Patrice M. Daniels

   /s/ DR. MARK J. GRIFFIN     Director                        March 8, 1999
-----------------------------
     Dr. Mark J. Griffin

          SIGNATURE                       TITLE                    DATE
-----------------------------  ---------------------------  -------------------
  /s/ ALEXANDER NAVAB, JR.     Director                        March 8, 1999
-----------------------------
    Alexander Navab, Jr.

     /s/ SCOTT M. STUART       Director                        March 8, 1999
-----------------------------
       Scott M. Stuart

                                 EXHIBIT INDEX

   EXHIBIT
    NUMBER                                                  DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------

      *1.1   Purchase Agreement relating the unregistered notes, dated as of November 12, 1998, among World Color
             Press, Inc., BT Alex. Brown Incorporated and CIBC Oppenheimer Corp.

      *1.2   Purchase Agreement relating the 7 3/4% Senior Subordinated Notes, dated as of February 16, 1999, among
             World Color Press, Inc., Morgan, Stanley & Co. Incorporated, ABN AMRO Incorporated, BancBoston Robertson
             Stephens, Inc., CIBC Oppenheimer Corp. and Fleet Securities, Inc.

       3.1   Amended and Restated Certificate of Incorporation of World Color Press, Inc., incorporated by reference to Exhibit 3.1 to World Color's Registration Statement on Form S-1 (No. 33-99676) under the Securities
             Act of 1933.

       3.2   Amended and Restated By-Laws of World Color Press, Inc., incorporated by reference to Exhibit 3.2 to
             World Color's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

      *4.1   Indenture between World Color Press, Inc. and The Bank of New York, as trustee, relating to World Color's
             8 3/8% Senior Subordinated Notes due 2008.

      *4.2   Specimen of World Color's 8 3/8% Senior Subordinated Notes due 2008 (included in the Indenture filed as
             Exhibit 4.1).

      *4.3   Indenture between World Color Press, Inc. and The Bank of New York, as trustee, relating to World Color's
             7 3/4% Senior Subordinated Notes due 2009.

      *4.4   Specimen of World Color's 7 3/4% Senior Subordinated Notes due 2009 (included in the Indenture filed as
             Exhibit 4.3).

      *5.1   Form of Opinion of Latham & Watkins regarding the legality of the securities being registered.

     *10.1   Sixth Amendment to Second Amended and Restated Credit Agreement dated as of November 11, 1998, by and among World Color Press, Inc., the Lenders party to the Second Amended and Restated Credit Agreement, as
             amended, Bankers Trust Company, as Administrative Agent, and the Guarantors listed on the signature pages, incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on Form 10-Q for the
             quarterly period ended June 28, 1998.

     *10.2   Seventh Amendment to Second Amended and Restated Credit Agreement dated as of November 23, 1998, by and among World Color Press, Inc., the Lenders party to the Second Amended and Restated Credit Agreement, as
             amended, Bankers Trust Company, as Administrative Agent, and the Guarantors listed on the signature pages, incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on Form 10-Q for the
             quarterly period ended June 28, 1998.

     *10.3   Limited Consent and Eighth Amendment to Second Amended and Restated Credit Agreement dated as of February
             3, 1999, by and among World Color Press, Inc., the Lenders party to the Second Amended and Restated
             Credit Agreement, as amended, Bankers Trust Company, as Administrative Agent, and the Guarantors listed on the signature pages, incorporated by reference to Exhibit 10.4 to the World Color Quarterly Report on
             Form 10-Q for the quarterly period ended June 28, 1998.

     *12.1   Statement regarding computation of ratios.

     *21.1   Subsidiaries of the Registrant.

     *23.1   Consent of Deloitte & Touche LLP.

   EXHIBIT
    NUMBER                                                  DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
     *23.2   Consent of Latham & Watkins (included in Exhibit 5.1 hereto).

     *24.1   Powers of Attorney (included above the signature block to the Registration Statement).

     *25.1   STATEMENT OF ELIGIBILITY OF TRUSTEE.

* Filed herewith.